REAM MINERALS LTD

REVISED

EVALUATION REPORT

DOS HORNOS AND VETA TOMAS

GOLD - SILVER STRUCTURES

NUEVO MILENIO PROJECT

Municipality of Xalisco

Tepic Area

Nayarit State, Mexico

Latitude: 21o 21’ 35” North
Longitude: 104o 46’ 53” West

Prepared By:

F. HOLCAPEK, P.ENG. GEOLOGY

Director General

Cream Minerals De Mexico S.A. De C.V.

Dated:  December 24, 2008

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	DIAMOND DRILL SECTIONS WITH ASSAYS

Section No	Description	Page
	DOS HORNOS 1 SEGMENT !
1	DDH 17 – 03, DDH 01-06, DDH 04-06, Trench 1, Adit 1, Adit 2	38
	x-cut adit 4, shaft 1, shaft 2
2	DDH 10 – 03, DDH 14 – 06, shaft 3, shaft 4	40
3	DDH 02 – 03, DDH 03 – 06, DDH 07 – 034,	44
	Shaft 5, Sub level 1, 2, 3
4	DDH 09 – 06, DDH 12 – 03	45
5	DDH 01 – 03, DDH 02 – 03, DDH 11 – 03
	Trench 3, shaft 3, Adit 3	47
	DOS HORNOS SEGMENT 2
6	DDH 10 – 06, DDH 11 – 06, DDH07 - 33 Trench 4	52
7	DDH 0 7 -32	53
8	DDH 15 – 06, DDH 07 – 31	54
9	DDH 07 – 30	55
10	DDH 16 – 06	56
11 a	DDH 07 -28,	57
11 b	DDH 07 – 29	58
12	DDH 07 – 26, DDH 07 – 27	61
	VETA TOMAS
13	DDH 20 -06, DDH 21 – 06, shaft 12	64
14a	DDH 18 – 06, Mina San Miguel	65
14b	DDH 19 – 03, Mina San Miguel	66
15	DDH 07 – 24	67
16	DDH 07 – 23	68
17	DDH 07 – 22, Mina Santa Gertrudis	69
	ONCE BOCAS
	DDH 03 – 02	74
	DDH 09 – 03	75
	DDH 05 – 03	80
	DDH 06 – 03, DDH 10 – 03	81
	DDH 07 – 03, DDH 08 – 03	82
	DDH 12 – 03	83

Appendix I

Summary of Narrower width, Higher Grade

 Channel and Drill Core Assays

Statistical Parameter for Samples

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REVISED EVALUATION REPORT - THE DOS HORNOS AND VETA TOMAS GOLD SILVER STRUCTURES, NUEVO MILENIO PROJECT

1.00 SUMMARY

Cream Minerals De Mexico S.A. De C.V., a subsidiary of Cream Minerals Ltd., is the owner of the Nuevo Milenio Gold-Silver property near Tepic in the State of Nayarit, Mexico. The Nuevo Milenio is an epithermal precious metal prospect that has been explored the past 8 years (2000 to 2008). Five major areas of quartz vein – breccia – stockwork zones have been delineated within a small portion of the property. Two of these zones have open pit potential. Numerous other areas of gold – silver mineralization are known but had little exploration.

The claim area lies within the Municipality of Xalisco about 20 km southeast of Tepic and is situated 7 km east of Highway #200. The property consists of the Nuevo Milenio Fraccion 1, title # 225967 encompassing a total area of 2,260.063 hectares. The property is close to local infrastructure and is easily accessible by conventional roads and numerous secondary and drill access roads throughout the claim area.

This report was prepared at the request of Cream Mineral Ltd as a supportive document in respect to the revised calculated Inferred Mineral Resources, as defined and accepted by the CIM December 2005. It is based upon exploration conducted from 2002 to 2008 under supervision of the writer and a review of the comprehensive database of Cream Minerals de Mexico S.A. de C.V.  .

Dr A. D. Drummond, P. Eng., acted as geological consultant to Cream Minerals Ltd. Numerous in house reports, discussion papers; notes etc. were used for the compilation of this report. Other relevant information and reports used are generally available in the public domain.

Linda Dandy P. Geo., at the request of Mr. F. A. Lang P.Eng., President of Cream Minerals Ltd, visited the project in January 2007 to give an independent opinion and advice in respect to the field project.

For information in respect to the Chacuaco Area and Chacuaco West area, the reader is referred to the reports by Hank Meixner P. Geo. (2003) and F. Holcapek, P.Eng. (2006, 2007).

➢

“Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”

➢

“Geological Report on the Dos Hornos And Once Bocas Gold - Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated February 16,2006”

➢

“Geological Report on the Cerro Chacuaco – Arroyo Chacuaco silicified – Quartz Stockwork Zone Nuevo Milenio Project Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated January 30, 2007”

➢

Evaluation Report Dos Hornos And Veta Tomas Gold Silver Structures Nuevo Milenio Project Municipality of Xalisco Tepic Area Nayarit State, Mexico Latitude: 21021’ 35” North, Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V.  by F. Holcapek, P.Eng., dated January 30, 2008.

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This report discusses the Dos Hornos, Veta Tomas, Once Bocas Area three epithermal silver – gold vein and stockwork systems. Reference is made to Mineral target areas which have insufficient exploration to allow resource estimates. The precious metal mineralization occurs in ubiquitous north westerly-aligned structural zones of silica alteration within a core area of about 200 hectares in the central part of two nested caldera structures.

Regionally, the Nuevo Milenio property is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics, which is traversed by the Tepic – Zacoalco rift zone, an En Echelon extensional structural zone forming the boundary with the Jalisco block. The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.

The north westerly trending mineralized vein structures and stockwork in the district are thought to be conduits for hydrothermal silica-rich solutions containing gold and silver that formed the mineralized quartz veins in the district. Further, these structures are interpreted as being related to the extensional structures, which are thought to be vestiges of crustal fractures, and faults that emitted ash flows to the surface thus forming the host rocks.

The Nuevo Milenio Gold-Silver Property is a Low Sulphidation, epithermal precious metal prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene Volcanics in collapsed caldera structures.

Diamond Drilling during 2006 – 2007 exploration seasons defined the Dos Hornos structure and identified Veta Tomas, a new zone formerly not explored. The diamond drilling has proven continuity of grade, down dip and along strike. It also explained the poor core recovery caused by brecciation and parallel faulting.

Faulting produced repetition of the vein structure by moving the veins in the FW up in respect to the HW section of the vein. Three repeated vein segments have been recognized in drill sections.

Graphs showing the distribution of gold – silver in the drill intersection confirm multiple zones of mineralization.

Reported Inferred Mineral Resources Feb 16, 2006 and January 30, 2008, NI 43 -101 compliant:

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66
Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Once Bocas (OP)	100	11,590,000.00	0.345	57.90	129,000.00	21,580,000.00
Total		17,918,179.73			374,584.00	52,211,800.00

Tonnes: 17,920,000 Au oz: 375,000 Ag oz: 52,212,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 71,000,000 oz

(Assume 100% recovery)

The  above Inferred Mineral Resources were calculated at a time of rising gold and silver prices, hence the anticipated cut off  grade was estimated to be in the 60 to 70 g/t silver range.

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The present drop in Au - Ag price plus the change in the economic climate have raised  the anticipated cut off grade from  120 g/t to 150 g/t which led to the re-evalution of the Inferred Mineral Resource using the same data base but selecting  higher grades over narrower intervals.  Only underground resources are considered.

REVISED INFERRED MINERAL RESOURCES (Part of  NI 43-101 compliant Mineral Resource above):

Dos Hornos	M	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz	Ag equiv.
Segment 1	4.7	1,235,036.00	1.50	165	59,400	6,552,239	9,522,239
Segment 2	4.06	746,528.32	1.77	202	42,390	4,847,216	6,966,728
Veta Tomas	5.09	1,246,162.50	1.28	351	51,344	14,212,287	16,637,676
Once Bocas all Veins	2.42	1,921,162.50	1.92	253	118,348	15,602,013	21,519,402
All Veins		5,148,889.32	1.66	251	271,482	41,071,935	54,646,045

Tonnes:  5,150,000, Au: 1.66 g/t,   Ag: 251 g/t, Au:  271,500 oz, Ag:  41,072,000 oz,

                   Silver equivalent at Au: Ag = 50:1 - Silver equivalent:  Ag 54,647,000 oz

(Assume 100% recovery)

The Revised Inferred Mineral Resource indicated the following change from the NI 43 – 101 compliant (Jan 30, 2008) reported Inferred Resources:

Tonnes:   From 17, 980, 000 to 5, 149, 000 a decrease of 71%

Au:    From 1.21 g/t to 1.66 g/t  an increase of 37%

Ag:   From 151 g/t  to  251 g/t  an increase of 66%

The grades of the reported Inferred Mineral Resources were calculated using drill core, surface and underground channel sample assays.  The brecciated, sheared and broken nature of the mineralized zones resulted in poor core recovery (20% to 80%) and in loss of fine particular gold and silver sulphides by washing.

Statistical correlation analysis between Au – Ag for Drill Core samples and all samples shows no correlation, but good correlation between Au – Ag in channel samples. Both samples sets originated from the same sample population with the difference being in the collection of the samples.

The term “Inferred Mineral Resources” is used as defined, published and adopted by the CIM Council on December 11, 2005:

 "An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes."

Uncertainties inherent in the definition are clarified by the CIM definition standard as follows:

 "Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

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Target Mineral Resources areas defined by exploration and prepared for drilling are: Once Bocas South, Veta Santa Gertrudis, Dos Hornos and Veta Tomas fault segments, Cerro Chacuaco, Area Cafetal. Astasis 1, Astasis 2. Mina Zapote and Pozo Antonio are known Target areas with insufficient exploration to allow an estimate of mineral potential. An area of possible disseminated gold – silver mineralization is centered at the Salamandra chalcedonic silica cap, a classic bulk mineral Target.

The combined underground target potential (excluding zones located within the open pit targets) is in the order of 9 to 12 million tonnes with an in-situ grade ranging from Gold: 0.25 g/t to 19 g/t and Silver: 60 g/t to 1,300 g/t (indicated mean grade for all structures Au: 1.00 g/t, Ag: 150 g/t) or a contained gold and silver potential in the range of Gold:  0.30 to 0.40 million oz and Silver:  43 to 58 million oz).

These target areas may have an underground and open pit mineral potential in addition to the Inferred Mineral Resource of:

Tonnes: 54 to 62 million, Au oz: 1.0 to 1.2 million, Ag oz: 143 to 173 million

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 193 to 233 million oz

Note: "The potential quantity and grade for mineral targets, is conceptual in nature. There has been insufficient exploration to define a 'Mineral Resource'. It is uncertain if further exploration will result in the delineation of a Mineral Resource".

Exploration should be continued by prospecting, mapping, sampling, and geophysical surveys along known mineralized structures. Continuation of opening,  mapping and sampling of old workings at the Once Bocas and Cerro Chacuaco, combined with additional trenching and Diamond Drilling, to define continuity of grade past the section of the Inferred Mineral Resources is recommended..

The Dos Hornos and Veta Tomas Structure should be tested by underground exploration, - drifting and x-cutting to establish the true width of the indicated Au – Ag mineralization.

bulk sampling to establish the true gold – silver tenor is recommended.

A total of US $1,021,000.00 is allocated for the Phase I program consisting of detailed and underground exploration to establish the gold and silver tenor and to give material for bulk samples and metallurgical testing.

A total of US$ 2,300,000.00 is allocated for a second phase consisting of 8,000 m diamond drilling, Geophysical surveys, and general exploration for the Once Bocas – Cerro Chacuaco area.

The total recommended expenditure are US 3,300,000.00 for Phase I and Phase II.

December 24, 2008

    “F. Holcapek”

-------------------------------------

Ferdinand Holcapek, P.Eng.

License #: 8962

Durango, Dgo, Mexico

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2.00 INTRODUCTION AND TERMS OF REFERENCE

Cream Minerals de Mexico S.A. de C.V., a 100% owned subsidiary of Cream Minerals Ltd., owns a 100% of the Nuevo Milenio Gold-Silver Property. The Company has carried out several staged exploration programs from May 2000 to December 30, 2008 under the supervision of the writer, the qualified person for the project. He was assisted by Ing. Alberto Ruiz (2000 to 2001) and Ing. German Francisco  Romeo from 2003 to present.

Andrew Carstensen, Geological Consultant, visited the Nuevo Milenio Project from Nov. 28 to December 2, 2001 at the request of Bill Witte P.Eng., Director of Cream Minerals Ltd. The objective was to verify results obtained during the 2001 exploration season.

Henry M. Meixner P. Geo., visited the project area September 2003 and submitted a NI 43-101 compliant   report

 Linda Dandy P. Geo., at the request of Mr. F. A. Lang P.Eng., President of Cream Minerals Ltd, visited the project in January 2007 to give an independent opinion and advice in respect to the field project.

Dr A.D. Drummond, P.Eng was retained as the external consultant for the project. His last visit was June 2008.  He gave invaluable assistance in discussions and direction of the project.

The results of the completed Exploration work including the postulated Inferred Mineral Resources were submitted as NI 43-101 compliant reports. These reports give a comprehensive description of work completed, the geological setting type of mineralization, inferred Mineral Resources and information on other known mineralized zones located on the Nuevo Milenio property.

The following lists of NI 43 – 101 compliant reports, posted on SEDAR, form the bases for this revised report, augmented by CMA in House reports and Power Point Presentations.

➢

“Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”

➢

“Geological Report on the Dos Hornos And Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated February 16,2006”

➢

“Geological Report on the Cerro Chacuaco – Arroyo Chacuaco silicified – Quartz Stockwork Zone Nuevo Milenio Project Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated January 30, 2007”

➢

Evaluation Report Dos Hornos And Veta Tomas Gold Silver Structures Nuevo Milenio Project Municipality of Xalisco Tepic Area Nayarit State, Mexico Latitude: 21021’ 35” North, Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V.  by F. Holcapek, P.Eng., dated January 30, 2008.

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The initial Inferred Mineral Resources were calculated during a period of sharply rising gold and silver prices. Consequently the anticipated economic cut off grade at the time was estimated to be 60 g/t silver to 70 g/t silver.

 Following the downward adjustment in gold and silver prices that has occurred since March 2008 the Inferred Mineral Resource data has been revised in the light of current gold and silver prices. Based on the anticipated higher cut off grade of 120 g/t to 150 g/t silver narrower mineralized vein structures at significantly higher grade have been selected and were used to calculate the revised Inferred Mineral Resources outlined below.

 The revision is based on the following considerations:

➢

The delineated Inferred Resources have sufficient diamond drilling, surface and underground sampling to show continuity of the structures along strike and dip for individual vein structures as well as for the wider Vein - quartz stockwork zone.

➢

Channel samples originating from the same area (underground, adits and surface trenches) as the diamond drill core samples give much higher grade assays.

➢

The calculated weighted average grade used for the Inferred Mineral Resource included both drill assays and channel sample assay but is biased towards the core assays and hence considered a minimum grade.

➢

The volatility in the gold – silver prices caused by the present worldwide economic conditions affects not only the cut off grade (Cost of actual mining and milling), but also the gold to silver price ratio used to convert gold into silver equivalent introducing economic uncertainties.

➢

These variations of the gold: silver ratio (from 50 : 1 to 80 : 1) have a major effected on the overall value of calculated Inferred Mineral Resources, specifically on calculated silver equivalents.

The objective of this revised report is to re-evaluate reported NI 43 – 101 compliant Inferred Mineral Resources and extract the higher grade core mineralization in the light of the present economic climate and to update geological data and interpretation, were applicable.   Illustrations, figures and maps were enhanced and updated.

CAUTIONARY LANGUAGE:

This Conceptual Analysis includes certain statements that may be deemed "forward-looking statements."  All statements in this analysis, other than statements of historical facts, that address future production, reserve potential, “MINERAL RESOURCE TARGETS,” exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements and conceptual in nature.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.

Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.

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The term “Inferred Mineral Resources” is used as defined published and adopted by the CIM Council on December 11, 2005

 "An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes."

Uncertainties inherent in the definition are clarified by the CIM definition standard as follows:

 "Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

3.00 DISCLAIMER: NA

4.00 PROPERTY DESCRIPTION AND LOCATION

The exploration lots were originally denounced by A. Carrera  Gamboa on behalf of Cream Minerals De Mexico S.A. De C.V.  Title to the lots was transferred in 2003 to the company. Exploration lots have a life of 6 years and are renewable as exploitation lots that have a 50-year life. Recent Mining Legislation has reclassified all mining lots as Exploration Concessions to simplify the administration of the mining law.

The Nuevo Milenio Mineral project originally consisted of three mineral lots. In June 2005, applications were filed with the Mining Department in Mexico City to reduce the Nuevo Milenio Fr 1 from 4,418.183 Ha to 2,500.000 Ha and to cancel CMM II and I.

Map 1 shows the location of the lot within the State of Tepic and Map 2 shows the configuration of the lots. The legal description of the lots is listed below.

Mining Lot	Title No.	Type	Area	Term
Nuevo Milenio Fracc. I	225967	Mining Concession	2,560.063 Ha	Nov. 15/05

                        Geographic Co-Ordinates        UTM Co-Ordinates
                          Latitude North:      21°21’35”      2,361,750.004 N
                         Longitude West:  104°46’53”        522,537.013 W

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USA
Durango
Gulf of Mexico
Location Map
Nayarit, Mexico
Nuevo Milenio
Legend
Figure: 1

Nuevo Milenio Fr 1
Title# Mining concession
225967 Area 2560.063 Ha

MEXICO

Nuevo Milenio Property

Silver & Gold

                                                           Figure 1 & 2:  Location Map and Lote Nuevo Milenio

5.00 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY:

The area under discussion is located in the Municipality of Xalisco Nayarit, 20 km as the crow flies southeast of Tepic within the area of Ejido of El Refugio, Trigomill, Pantanal, and La Curva. The property is readily accessible by car from Tepic as follows:

Interval                                         Km         Highway #          Type of Road
Tepic – Turn off La Curva           17.00                 200                 Pavement
Entrance La Curva – La Curva       7.00                local                Pavement
La Curva – Dos Hornos                  3.00                local                Dirt road

Total Distance from Tepic            27.00

The climate is warm and humid during April to September (18o to 40o C). June to October is the rainy season during which frequent afternoon showers render secondary roads difficult to traverse. During October to March, the climate is temperate with cool nights.

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Tepic is the capital of the State of Nayarit and is a major service and supply center with a population of 300,000 located in an agricultural region. Rental vehicles and heavy machinery are available for exploration as well as the work force to operate them.

Air service, railway, and a well-developed highway system (Highway 15 to Mazatlan and Guadalajara, Highway 200 to Puerta Vallarta) make the area easily accessible from any part of the world.

The Tepic valley is a well-developed farming area with sugar cane, maize and blue agave being the main crop. Mangos, avocados, bananas, and oranges are the main fruit products. Coffee is cultivated in the mountains. Lush vegetation is typical for this part of the interior highlands of Mexico with abundant tree and bush cover.

Areas covered by flat lying basalt flow and mountainous areas are covered by sparse open stands of oak trees, low bushes and grasses. Valley floors are covered by dense brush, but creek bottoms contain dense jungle like growth requiring clearing with machetes in order to pass.

 Arroyo Chacuaco – Cafetal and Arroyo Refillion have water year around. Electric power is available at La Curva and other population centers.

6.00 HISTORY:

In 1524, Captain Francisco Cortes de San Buena Ventura, a representative of Conquistador Hernán Cortez, arrived at the population center of Tepic, Nayarit. He was well received by the Tactoani Indians and presented with gifts of honour, a cup of gold nuggets, and a cup with silver pieces He returned to Colima without extending control over the area.

In 1531, Nuño de Guzmán, President of the Audience de México, known for his ruthless conquest and cruelty to the indigenous people, arrived in Tepic He extended the Spanish control over the Indians forming the confederation of Chimalhuacán, which was later named “Reino de Nuevo Galicia.” Numerous Indian villages were enslaved and new villages were settled by the Spanish during this period. Compostela became the seat of the Bishop (Capital).

Nuño de Guzmán demanded not only food and supply from the conquered villages, but under the threat of death, gold nuggets, and silver pieces. Lieutenant Peralmindes Chirinos, one of Don Nuño’s officers, visited Jalla, which is located in the mountains to the east of Tepic. This area was developed into the first “Real de Minas” (Mina Jalla) many years later.

During the early part of the conquest Mina Espiritu Santo, near Compostela was developed into a “Real de Minas.” The exact location of this mine is lost, but tradition suggest it was located NE of Compostela. This is the southern part of the Nuevo Milenio area. Mina Lluvia de Oro lies 4 km to the south and Minas San Francisco 10 km to the south of Nuevo Milenio. Numerous other Spanish mines are known in the area. The area is presently covered by many small mining lots.

At about 1650, the Mines of Miravalle along Rio Huicicilla were found and put into production. These legendary Bonanza Mines produced extremely large amounts of silver. The vein structures cut Jurassic slates and Lower Tertiary andesites intruded by acidic rocks. The main vein structure was traced for a distant of about 1.5 km with x – cuts, every 100m driven into the vein. Large collapse feature give evidence of stopping. Several shafts, now full of water were found along the toe of the slope. Along the river ruins of old buildings “Hacienda Metalurgico” (Ore treatment plant), were found. This area was a major mining center. One of the vein structures is 1 to 3 m wide grading up to 65,000 g/ton Ag (Sampled in 1987, F. Holcapek, W. Strickland).

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The main problem in the mines was the shallow water table and the incapability of the early miners to deal with the water. None of the old mines was worked at depth.

 During the 1900 century, mining in Nayarit came to a standstill. The Spanish Revolution (1810 to 1825) was followed by the French wars, 30 years of Indian wars and finally the Mexican Revolution that ended in 1920. This period of unrest depopulated the country site. The miners headed for the safety of the cities and all mining knowledge was lost.

ASARCO explored the Huicicila district during the 1930th, Mina Huicicilla and Mina Miravalle located 5 km downstream from the earlier Mina Miravalle. These mines were blasted shut in 1954 by the company when operation ceased due to a labour dispute.

The old high-grade mining areas in Nayarit were little investigated. The main reason was absences of geological and mining information, abundance of small exploration or production lots in areas of reported past mining, and reputation of the area for narrow high-grade bonanza type veins, which are not a priority for international Mining Companies.

During 1987 to 1999, the writer investigated the area for the Lang Mining Group (Cream Minerals Ltd), but a large lot covered the area of interest. The owners did not conduct exploration on the property. It was a wait and see situation.

A visit in February 2000 showed that the area was free for denouncement and several of the small lots had been cancelled. In February 2000, Arnoldo Carrera G. was engaged to denounce the area on behalf of Cream Minerals De Mexico.

From June to November 2000, Ing Marcus Alberto Ruiz was in charge of phase 1 of the fieldwork for Cream Minerals De Mexico S.A. De C.V. The work program consisted of construction of access road, tractor trenching of the Dos Hornos, Once Bocas and Mina San Miguel, channel sampling, geochemical soil sampling, prospecting and geological mapping.

In December 2001 Andy Carstensen, Geological Consultant, was engaged to report on the merits of the project. His findings were summarized in the Report “Nuevo Milenio Property Visit, prepared for Cream Minerals De Mexico S.A. De .V. by A. Carstensen”.

Based on his recommendation the focus of exploration was shifted to search for areas of possible disseminated gold – silver with bulk tonnage potential.  From December 2001 to July 2002 the writer and three helpers, continued regional mapping, prospecting, cleaning of old Spanish workings, followed by rock geochemistry in areas of “silica caps.” Dr. A.D. Drummond PhD, P. Eng., the Companies Consultant, visited the project to advise on the execution of the program, and to assist with the interpretation of data.

In July 2002 a preliminary drill program, consisting of five diamond drill holes for a total of 725 m drilling HQ and BQ core was completed at Once Bocas, Cerro Chacuaco, and Chacuaco West.

In September 2003 Hank Meixner, P. Geo was engaged by Cream Minerals Ltd to conduct a property examination to produce a NI 43-101 and NI 43-101 F compliant report to be used as a supporting document to be filed with the British Columbia Security Commission and the TSX Venture Exchange. This document was filed on Oct 23, 2003.

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During 2003 additional detail work, including cleaning of old workings, shafts and adits, was conducted on Cerro Chacuaco and a summary of all data was compiled. During this period, regional mapping and prospecting was expanded to cover Lot CMM 1, CMM 2 and the northern limits of Nuevo Milenio 1.

A second diamond drill program, consisting of 19 holes for a total of 3,576 m, initiated in November

2003 was completed April 2004. The results of both drill programs were inconclusive. Faulting, shearing, and poor drill core recovery did not allow interpretation of drill data.

Following the rise in gold and silver prices in July 2005, detailed investigations of the higher-grade vein and stock-work zones was initiated with the objective to re-evaluate economic potential of the Dos Hornos North and Once Bocas zones.

During the evaluation period, numerous old Spanish workings were located. The workings were opened, cleaned, mapped and channel sampled on both the Dos Hornos North and Once Bocas.

The new information obtained from the underground workings, surface trenches and geological data in combination with diamond drill data from the 2002 and 2003 diamond drill program allowed the calculation of an Inferred Mineral Resources (See NI 43 – 101 report dated February 16, 2006 by F. Holcapek, P.Eng.).

During 2006, detailed geological mapping on Dos Hornos, Cerro Chacuaco, and Once Bocas led to a better understanding of the structural configuration of the mineralized zone. In June 2006 road construction and drill pad construction was initiated and a 2000 m HQ diamond drill contract was signed.

Drilling started in October 2006 and lasted until August 2007.  A total of 6,965.4 m of HQ diamond drilling was completed along the Dos Hornos. – Veta Tomas structures.

Linda Dandy P. Geo., at the request of Mr. F. A. Lang P.Eng., President of Cream Minerals Ltd, visited the project in January 2007 to give an independent opinion and advice in respect to the field project.

Ing. Salvador Perez was retained to complete a topographic survey over the area of Dos Hornos – Veta Tomas in November 2007.

Dr A.D. Drummond, P.Eng was retained as the external consultant for the project. His last visit was June 2008.  He gave invaluable assistance in discussions and direction of the project.

NI 43-101 compliant reports dated Feb 12, 2006 and  Jan 30, 2008)  with a cut off grade estimated as 60 g/t silver to 70 g/t silver reported  the following Inferred Mineral Resources:

Tonnes: 17,920,000 Au oz: 375,000 Ag oz: 52,212,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):

71,000,000 oz (assumed 100% recovery)

Ing.  German Francisco, project geologist, continued geological mapping and channel sampling along the mineral Resource Target areas of Cerro Chacuaco, Cafetal, Cafetal south and Once Bocas south.

Page - 16 - of 120

\

7.00 GEOLOGICAL SETTING

7.10 REGIONAL SETTING

The Nuevo Milenio project lies within the Sub province of the “Sierras Neovolcánicas” Nayarit, which is part of the Cenozoic Trans –Mexican Volcanic Belt (TMVB). The TMVB is a broad west sloping volcanic plateau formed by polygenetic strata volcanoes, monogenetic volcanoes and cinder cones, caldera complexes, explosion craters and Maarens with associated volcanic flows and pyroclastic deposits.

The average elevation of the plateau is 2,300 m in the eastern, 1,600 m in the central and 1,000 m in the western part (Nayarit).

The volcanoes in Nayarit represent three distinctive groups:

1.

Rhyolitic volcanism initiated during the Upper Cretaceous (70 to 40 million years) related to the Laramide Orogeny and continued intermittently to 23 million years. These volcanic periods deposited felsic tuffs and flows with associated andesitic rocks that are represented by the Lower Volcanic Group. The large regional fault zones and compressive stress developed at this time to the east was associated with the subduction of the Fallaron Plate under the western part of México.

2.

Primarily andesitic volcanism continued, but changed from 23 to 12 million years to rhyolitic composition forming, first the Sierra Madre Occidental to 12 million years, and later developing the rift and graben structures and the young faults.

3.

The Trans Mexican Volcanic Belt formed during late Miocene (11 Ma) and consists chiefly of andesitic to dacitic volcanic rocks and active volcanoes, extending across Mexico. It starts at the Pacific in Nayarit and terminates at the Atlantic. The original orientation was NW, but changed to E – W with the realignment of the East Pacific Plate at about 10 Ma to 5 Ma. The development of the Neovolcanic Belt is continuing to date with the active subduction of the Cocos Plate under Mexico.

The Tepic Zacoalco Rift consists of several fault zones of different ages and direction with extensional tectonic still active today.

•

Listric Faults (N20W to N35W) north of Tepic belong to the Gulf Province.

•

En Echelon Grabens (N50W) between Compostela and Guadalajara, which reactivated the boundary between the Sierra Madre Occidental and the Jalisco Block (4.5 to 2.3 million years)

•

South verging half grabens (N70W to N50W) located inside of the Jalisco Block (11.9 to 9? Million years)

•

Faults at Lake Chapala and at the coast NW of Compostela (N70W to N80W)

The Nuevo Milenio project lies within the Tepic Zacoalco rift, north of the Compostela – Ceboruco graben. The Rift is characterized by active alkali volcanism and about 1 mm/year extension. Net

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extension across the rift has been estimated at 4% to 8% (Barrier and others 1990) since formation. Within the Valley of Tepic, several volcanoes and numerous calderas can be recognized on satellite maps.

The City of Tepic lies in part within Caldera de Valle dated as 40 Ma, which is the oldest caldera in the region. Caldera Santa Maria del Oro and Caldera Sanganguey lie to the north of Caldera la Curva.

Figure 3:  Tectonic Setting of the Compostela – Ceboruco Graben (Ferrari and Rosas-Euglena, (1999)

The writer has visited the following old mining areas within the general district of Nuevo Milenio. All are associated with rifting, grabens, regional fault structures and/or rhyolite domes in a volcanic terrain.

Mines located north of the Tepic Zacoalco Rift with distance from the Nuevo Milenio are:

➢

Cinco Minas is 70 km E, quartz vein – silica zone cutting lithic rhyolite tuffs.

➢

Mina Jalla approximately 45 km East cutting ignimbrites

Page - 18 - of 120

➢

Minas of Santa Maria del Oro located 30 km NE, (Rochester Mines) cutting rhyolite tuffs.

Mines south of the Rift with distance from the Nuevo Milenio are:

➢

Mina Espiritu  Santos approx. 15 km SW, in lithic tuffs approx. elevation is 850 m

➢

Mina Miravalle 20 km SW – Jurassic slates near contact with andesites, lithic tuffs and granitic intrusion (20 ma) at approx. elevation of 400 m

➢

Minas Huicicilla located 22km SW in granitic intrusions (20 ma) cutting andesites and lithic tuffs, approximate elevation of 375m.

➢

Lluvia Del Oro lies 4 km south of Nuevo Milenio cutting andesite and rhyolite tuffs.

➢

Mina California located within the Nuevo Milenio lot along the flank of Vulcan Media Luna.

➢

Texture and structures of quartz veins, and type of mineralization are similar to the Dos Hornos and Once Bocas zone, but the alteration assemblage’s changes with compositional changes of host rock and changes of elevation (Temperature – Pressure dependence).

7.20 LOCAL GEOLOGICAL SETTING, LOTE NUEVO MILENIO

Cream Minerals Nuevo Milenio Property covers the southern part of Caldera Sanganguey and the elliptical La Curva Caldera, which has an estimated NW axis of 6 km and a NE axis of 5 km. The smaller Nuevo Milenio Calder, about 4.5 x3.5 km, is nestled into La Curva Caldera with common boundaries along the SE limits.

To the East several small Calderas are indicated. Caldera Llano Grande and Caldera Dos Amigos are located east and south of Nuevo Milenio. To the southeast several crater lakes, give evidence to recent volcanic collapse features.

The Tepic - Zacoalco Rift forms the northern boundary of the property and the Compostela – Ceboruco graben lies to the south. No Government or other geological data is available for this area in general and for the area around Tepic in particular.

The compilation of the geology in cross-section is based on regional mapping and prospecting by Ing. Alberto Marcus Ruiz and the writer and is an attempts to illustrates the regional geological environment of the Nuevo Milenio property.

The volcanic sequences here, as elsewhere throughout the Sierra Madre Occidental, are of the Lower Volcanic Supergroup, which are overlain by the Upper Volcanic Supergroup. The rhyolite tuffs designated as Trtn and Trt, Tr on the section are believed to be Upper Volcanic Supergroup.

Within the Caldera Nuevo Milenio, all rocks predating basalt and rhyolites are affected by intense hydrothermal activities.

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These altered rocks host all known mineralization. Rock units exposed are flat lying. Along the Caldera Rim, banded, devitrified, rhyolites form variably dipping outflow sheets (dip controlled by paleo-topography).

The same holds true for the basaltic outflow sheets. The lower contact is unconformable and is a zone several meter thick showing, regoliths, clay layers, conglomerates and baking of the underlying rocks.

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A
A'
CALDERA LA CURVA
CALDERA NUEVO MILENIA
CALDERA SANGANGUEY
RIM
RIM
RIM
520000E
2360000
522500E
2362500
DOMO LA ESPERANZA
ARROYO REFILION
CHACUACO WEST projected
ARROYO CHACUCACO
CERRO CHACUACO
ZONA ONCE BOCAS
ZONA DOS HORNOS
ARROYO GUADELUPANA
ARROYO LA SUERTE
ZONA ZAPOTE - LA BAGRE PROJECTED
ZONA SAN FRANCISCO
VOLAN MEDIO LUNA
1600m
1400m
1200m
1000m
800m
600m
400m
200m
Sea Level
Possible Disseminated Target
Possible Bonanza and Stock Work Zone
Bonanza Possibility
BASEMENT
BASEMENT
BASEMENT
METRES
0 250 500 750 1000 1250 1500 1750 2000
LEGEND
Tb Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident were intruding Rhyolite
Tr Rhyolite Extrusive and Intrusive - Flow banded, spherulitic, in bands, devitrified, domes, dykes and sheets.
Trt Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically, quartz-bearing welded lapilli tuft. Hydrothermally altered medium to intense. Non Differenciated.
Trtn Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
Td - Ta Lower Volcanics - dacitic to andecitic flows, fragmentals and tuffs At Mina Miravalle Andesite flows massive, at Mina Buena Suerte Rhyodacit to Dacites overlaying the Basement
Jurassic to Cretaceous Pre Volcanism Basement At Zapotan the Basement consists of Sandstone, at Mina Miravalle of Shales near Granitic Intrusions (Volcanic related.)
HYDROTHERMAL ALTERATION
Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
Silicification, fine grained and Quartz flooding and minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
Possible disseminated Bulk Deposit where structures intersect Trtn, Chacuaco. West zone of Au Ag at about 1,000m elevation in Trtn.
Geological contacts, generalized
Ring Fractures, Caldera Rim
Fault, Shear.
Cream Minerals de México, S.A. de C.V.
CREAM MINERALS
CROSS SECTION A - A'
LOTE NUEVO MILENIO
MUNICIPIIO JALISCO, NAYARIT, MEXICO
Based on Satellite Images Surfaces Mapping And Regional Reconnaissance
Mapped by: Ing. Alberto Ruiz M.,
Up Date by: F. Holcapek, P.Eng.
Drafted By: Geodrafting
Date: October 30, 2000
May 13, 2003
Sept. 24, 2002

Figure 4

Page - 21 - of 120

CALDERA LA CURVA
LOTE NUEVO MILENIO
CALDERA SANGANGUEY
LA LABOR
CALDERA LA LABOR
LA CURVA
FORTINES
LA ESPERANZA
CALDERA LLANO GRANDE
LOTE OMMI
LOTE OMMI II
CALDERA EL HERMITAÑO
LA PAZ
LEGEND
HYDROTHERMAL ALTERATION
LOCATION
Cream Minerals de México, S.A. de C.V.
GENERAL GEOLOGY

Figure 5

Page - 22 - of 120

7.30 STRUCTURAL SETTING:

On the Nuevo Milenio, mineralized vein faults and faults, are in general, parallel to the trend of the Tepic - Zacoalco Rift and other Regional Faults. Quartz veins and Stockwork zones appear to follow old fracture – fault systems related to the formation of grabens and half grabens. These vein faults have been reactivated several times as shown by breccia, gouge and mylonite zones.

Quartz stockwork and Silica flooding have re-healed breccia and mylonite – gouge zones. The age relationship and sense of the displacement of different fault sets, on the local level, is similar to the regional level.

Surface mapping in combination with diamond drilling and mapping of underground workings has established that the area of Dos Hornos and Once Bocas is traversed by numerous faults with some having appreciable displacement.  The overall effect of faulting is to cut the vein zones into segments 300 m to 450 m long.  The following are the main fault directions, ordered in accordance to relative age, from the latest to the earliest:

CREAM MINERALS
Vein 5
Arroyo Dos Hornos Veta
Dos Hornos Segment 1
Veta Tomas
0 m
50 m
100 m
1025 m
N70E/60
925 m
825 m
N80W/75S
1025 m
925 m
825 m
Veta Tomas
N80W/75S
N70E/60
925 m
Veta Tomas
Arroyo Dos Hornos Veta
Vein 5
Dos Hornos Segment 2

CREAM MINERALS DE MEXICO S.A. DE C.V.

DOS HORNOS North
Sketch of Structure Contours
Displacement along N80w/75S

ING. G. Francisco R — Oct..2005
F. Holcapek, P.Eng. — Updated: Oct. 2007

Figure 6:  Structural Contour N80W and N70E Faults at Dos Hornos Structure

Page - 23 - of 120

1.

Fault Set 1:  N80W/75S – the faults are parallel about 300 m apart and appear to be the youngest set. They are reverse faults with horizontal displacement in the order of 310 m SE. Vertical displacement appears to be about 220 m  magnitude.

2.

Fault Set 2:  N70 E/60S – they are also parallel faults and about 200 m apart. They are normal fault with horizontal displacement in the order of about 330 m SW. Net effect of the movement along the 2 faults is about 100 m SW.

N
DDH 02 - 03
DDH 01 - 03
Trench 3
DDH 11 - 03
1200 m
1150 m
1100 m
1050 m
1000 m
Adit 3 Level
N80W/75S Fault
Proposed 1075m Level
N70E/60S FAULT
North Segment
Dos Hornos
Segment 2
Dos Hornos
Segment 1
Proposed 1010 m Level
Legend
Quartz Veins
Quartz Stockwork
Fault
Breccia
X-cut Adit
Drifts proposed
Drill Holes
2460700N
0 m
50m
100m

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
DOS HORNOS SEGENT 1, SECTION 5
DDH 01 – 03, DDH 02 – 03 ,DDH 11-03

F. Holcapek, P.Eng. **October 2008**

Figure 7:  Block Diagram Section 5 showing spatial relationship between

Dos Hornos Segment 1 and Segment 2

3.

Fault Set 3: N25 to 35W/70S Faults – these faults are parallel or at small angle to the quartz zone. Diamond drilling showed that they are normal faults and cut the quartz veins producing repetition of the quartz veins in the vertical sense. Displacement is in the order of 30 to 60 m. This displacement is apparent and depends on the dip of the fault structure within the plane of the drill section.

4.

Fault Set 4:  N52W/80S – the fault was mapped at surface and encountered in DDH 07 – 26 and is the reason for extensive brecciation. It is a reverse fault, but maximum movement is 30 m in the vertical plane. The horizontal displacement is not known.

5.

The movement along Fault Set 1 and Fault set 2 are in opposite direction both in the horizontal and vertical plane and have a tendency to cancel each other and/or produce a small, net displacement.

Page - 24 - of 120

N
X-cut Adit 4
1050 m
1050 m
DDH 17 - 03
DDH 01 - 06
Proposed 1010 m level
Fault
N70E 60 S
950 m
900 m
DDH 04 - 06
Legend
Quartz Veins
Quartz Stockwork
Fault
Breccia
X-cut Adit
Drifts proposed
Drill Holes
0 m
50m
100m
521 500 E
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGENT 1, SECTION 1
DDH 17-03, DDH 01- 06 DDH 04 – 06
F. Holcapek, P.Eng.
October 2008

Figure 8: Block Diagram of Section 3 showing Fault set 3 producing repetition of mineralized structures

7.40 ERUPTIVE CENTERS AND DOMES WITHIN THE CALDERA:

Lot Nuevo Milenio covers the whole of the La Curva caldera including the smaller internal Nuevo Milenio Caldera. Rhyolitic domes, dykes, and associate outflow sheets originate along the caldera rim and define the rim zone. Basaltic flows originate from individual late volcanic eruptive centers.

A.

 BASALTIC CENTERS:

Eruptions of basalt lava flows mark the latest volcanic episode within the district. Two individual basaltic centers have been recognized within the area of Lot Nuevo Milenio.

1.

Vulcán Media Luna: A basalt vent, straddles both the rim of Caldera La Curva and the Rim of Caldera Sanganguey. The basalt flows and associated obsidian, cover the devitrified rhyolite flows and silicified lithic tuff units. At lower elevations, along ridges, the basalt forms erosional outliers.

2.

Basaltic Eruptive Center along the East Flank of Cerro Bartolo: This Centre is indicated by thick basalt flows overlaying the rhyolite out flow sheet to the east, along the access road to Mina Guadalupana. It extent all the way down into Arroyo Cafetal and is bisected by Arroyo Refillion.

Page - 25 - of 120

B.

RHYOLITE DOMES AND ERUPTIVE CENTERS:

Rhyolitic domes and/or rhyolitic ring dykes have been identified along caldera rims. All known opal mines are associated with devitrified flow banded rhyolites associated within domes or rhyolitic outflow sheets.

1.

El Dragon Rhyolite Dome lies due north of Mina Zapote across a deep arroyo (Rim of Nuevo Milenio Caldera). The dome rises above the surrounding rim. Strong vertical jointing is exposed along the flank. No devitrification or Opalization was observed.

2.

The Esmeralda Dome is located along the western flank of Vulcán Media Luna, a late stage Basalt Vent (Caldera La Curva to the South) is located nearby. Devitrification of rhyolite produces precious opal and chalcedonic bands.

3.

Guadalupana Dome underlies Cerro San Bartolo, the highest mountain along the Caldera Rim. Three individual opal mines stretching nearly 700 m along the contours are located within the devitrified rhyolite. Rhyolitic outflow sheet cover part of the ridge.

C.

RING DYKES, MOATS, AND MEGA BRECCIA:

1.

El Dragon Rhyolite Ring Dyke outcrops along a northwest trending ridge (Elev. 1080 to 1250 m). This represents the north rim of the Nuevo Milenio Caldera. The rhyolite shows flow banding, dipping steeply to the west. No sign of Opalization is evident but kaolinization is strong. In places, outliers of basalt cover the rhyolite flow rocks and intrusive.

2.

Ring Dyke north of the El Dragon along the north part of La Curva Caldera. The hill is covered by flow - banded rhyolite that has been affected by kaolinization. Outliers of basalt sheet flows cover the higher ridges.

3.

Land Slide Deposits or Mega Breccia outcrops near the El Dragon Rhyolite Dome defining a moat zone. The Rock fragments are up to 2 feet across and are a mixture of all rock types, except basalt fragments. Basalt was found as outliers along the top of the ridge within 50 m of the mega breccia outcrop.

4.

North of Dos Hornos and Once Bocas rhyolitic flow rubble, along the Basalt contact with lithic tuffs, suggest rhyolite dykes or small rhyolite domes being buried under the basalt sheet.

5.

At Mina Zapote the NW extension of the quartz stockwork zone is covered by flow-banded rhyolite.

Tepic
VOLCAN SANGANGUEY
CREAM MINERALS
N
TEPIC AIRPORT
TEPIC GRABEN
NUEVO MILENIA
COMPOSTELA - CERBURUCO
HALF GRABEN
VALLE DE TEPIC
CALDERA FIELD AND GRABENS
NUEVO MILENIO
Satellite Interpretation
Figure : 9

Page - 26 - of 120

Area of Silica Caps
Mina Zapote
Astasis 1
Astasis 2
Dos Hornos
Once Bocas
Veta Tomas
Cerro Chacuaco
Chacuaco West
Once Bocas South
Cafetal West
Cafetal East
LEGEND
Inferred Resources
Mineral Targets
Prospects with assays
Generalized Geology plus Mineral Targets
0m 250m 500m
Cream Minerals de México, S.A. de C.V.

NUEVO MILENIO SILVER – GOLD PROJECT

INFERRED MINERAL RESOURCE

Based on NI – 43-101 Reports by F. Holcapek P. Eng dated Feb 12, 2006, Jan 30, 2008

ZONE	*Tonnes*	*Au oz*	*Ag oz*
Dos Hornos Segment 1:	2,132,800	104,580	9,168,700
Dos Hornos Segment 2:	2,949,200	89,660	7,250,800
Veta Tomas:	1,246,200	51,340	14,212,300
Once Bocas :	11,590,000	129,000	21,580,000
TOTAL:	*17,918,200*	374,580	52,210,800

Total Silver equivalent Au : Ag = 50 : 1

71,000,000 oz

Figure 10: General Geology Mineralized Area

N
LEGEND
Inferred Resources
Target Areas
Prospects
CERRO
BARTOLO
Vulcan
Media Luna
Domo El Dragon
Opal Mines
Opal Mines
Opal Mines
Dos Hornos – Veta Tomas
Inferred Mineral Resource
Pozo Antonio
Veta Lupe
Mina California
Mina Zapote
Veta Bagre
Astasis 1
Astasis 2
Once Bocas Open Pit
Inferred Resources
Chacuaco Target
Open Pit
MinaSalamandria
Hg 1300 ppb
AREA OF SILICA CAPS
&
INTENSE ARGILIC ALTERATION
Mina Victoria
Mina Julia
Au 0.66 g/t
5.00 km
Source: Google Earth vertical distance 3x normal
Mineralized Zone Data F. Holcapek P.Eng. OcT. 20008

Figure 11 Lote Nuevo Milenio Mineralized Zone Inferred Resources, Resource Targets, Prospect

Page - 27 - of 120

7.50 STRATIGRAPHY:

➢

Basalt Flow (Tb) – Dark green, massive to blocky flow. Along contact with flow-banded rhyolites,    chilling produced obsidian bands and nodules.

➢

Basalt Stocks (Tb) – intrusive basalt in vent areas light green to glassy when intruding rhyolite flow sheet. Devitrification and spherulitic texture is evident along contact.

➢

Upper Lithic Tuff (Trtu) – Rhyolitic Lithic tuffs with abundant coarse-grained clear quartz eyes approx. 30 meter thick. Alteration is present east of the Cafetal area. Here hornblende ghosts are present and the rocks are largely comprised of quartz, clays, sericite, and hematite.

➢

Rhyolite Intrusive, Extrusive Devitrified (Tr) – Flow banded, spherulitic in bands, devitrified, opalized rhyolite with quartz eyes. The unit forms domes, dykes, and local flows. The rocks intrude and define the limit of the La Curva Caldera. No devitrification or Opalization was observed in intrusions located along the rim of Caldera Nuevo Milenio.

➢

Fine Volcanic Ash – The unit is greyish in color, steeply dipping in places, silicified showing strong exfoliation roses. It was found at Domo Dragon as isolated outcrops.

➢

Lacustrine Deposits - Thin-bedded sedimentary rocks, graded bedding intensely silicified, and pyritized. The unit was found at Cerro Chacuaco, is recessive weathering, and hence the distribution of the unit is not known.

➢

Rhyolite Lithic Tuff (Trtc) - The tuff contains quartz eyes, lithic fragments are typically a quartz-bearing welded lapilli tuff. It is unclear if the unit was vented from the La Curva caldera or is later. It is the host for mineralization.

➢

Rhyolitic Tuff (Trtn) - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, possible acid leaching generated by weathering of sulphides. It differs from the lithic tuff unit by its lack of quartz eyes. This unit may host bulk gold – silver deposits.

7.60

ALTERATION AND ZONATION AT NUEVO MILENIO

Within the confines of Caldera Nuevo Milenio and Caldera La Curva all rocks have been affected by hydrothermal alteration. The alteration characteristics, as observed in the field, suggest a Low Sulphidation Epithermal system. Shallow acid leaching, near the paleo – surface, affecting rhyolitic lithic tuffs is evident.  The alteration has been identified with a hand lens. Zoning from what appears to be low temperature or distal, to higher temperature or proximal alteration, to the hydrothermal centers was observed in the vertical and horizontal planes.

1)

Supergene Oxidation was super imposed on the hydrothermal alteration assemblage. In several areas, intense argillic alteration with porcellanous lenses or veinlets, suggest the presence of alunite formed by shallow acid leaching indicating sulphides below the water table.

2)

Opalization - is caused by devitrification of flow banded rhyolite sheets, domes or dykes intruding along the caldera boundary. Opalization occurs preferentially with spherulitic bands, open spaces and along flow boundaries.

3)

Chalcedonic Silicification - forms strata bound silica caps along several northwest trending ridges. Very fine sulphides have been found associated with these rocks. Micro breccia has been observed at Salamandria. It appears to be a lower temperature silica cap, produced by acid leaching. The underlying porous lithic tuffs may host disseminated mineralization. No quartz veining but Au – 0.66 g/t and 1380 ppb Hg were encountered.

4)

Silicification, Chalcedony and quartz veining, both sugary textured and chalcedonic quartz, are present. It is normally exposed as a capping along topographic highs from 40 to 60 m above the quartz veins or quartz stockwork exposures. The underlying partially welded lithic tuffs are well- fractured and conducive to produces Quartz veining and quartz stockwork. High Ag – Au values were found within fractures or within quartz veins or brecciation in chalcedony. Indications are

Page - 28 - of 120

that silicification may be superimposed on the top part of possible quartz vein zones and stockwork zones. Existing precious metal values will not be removed by the superimposition of silicification or acid leaching.

5)

Argillization - Recessive weathering, non-welded lithic tuffs surround the hills capped by chalcedonic – silica. Intense clay alteration destroyed all primary texture, open spaces, quartz druses; limonitic filling along hairline fractures and sulphide boxwork suggests possible mineralization. The rock is white and on fresh breaks powdery.

6)

Kaolinization (Clay alteration) - is the most widespread alteration style within the Nuevo Milenio Caldera affecting the lithic rhyolite tuffs. Rocks are white to tan and in many cases texturally destroyed only the quartz eyes remain of the original lithology. Abundant pyrite is associated with kaolinized rocks as noted on mine dumps. The intensity of kaolinization depends on the spatial position within the hydrothermal system. The zone is in part covered by basalt. Kaolinization may overprint higher temperature alteration assemblages directly related to mineralization due to surface weathering.

The wide spread kaolinization observed on the Nuevo Milenio creates problems in the differentiation between supergene kaolinization – caused by surface weathering and kaolinization caused by epithermal activities.  This is referred to as “The advanced Argillic problem” by Silitoe R.H. 1994.

Advanced Argillic (Clay) alteration can be produced by three settings:

1.

Deep hypogene advanced argillic alteration is produced by condensation of acidic        magmatic volatiles and dissolution of condensates in meteoric water. It is capable of producing precious metal deposits.

2.

Shallow hypogene acid leaching caused by condensates and adsorption of boiled off volatiles and subsequent oxidation of H2S in the vadose zone.

3.

Supergene alteration caused by oxidation of sulphides above the water table.

Both Deep hypogene and shallow hypogene argillic alteration may overlie or over print precious metal mineralization. The three types of advanced argillic alteration are identical under the microscope and X-Ray diffraction analysis. They have distinct textural differences, which may be identified with the hand lens in the field.

Along the Dos Hornos – Veta Tomas structure quartz veining and epithermal alteration has been traced for a combined distance of more than 2,000 m. The following changes in alteration were observed, starting at the southern rhyolite flows going to the northwest:

At Santa Gertrudis – Veta Tomas at higher elevations Chalcedonic quartz, silica flooding and kaolinization form an envelope around the structures. The old workings are within the chalcedonic section. The surrounding area is overburden covered. A 100 m wide zone shows quartz float and numerous old trenches and shafts in which quartz veins are exposed.

Mina San Miguel and Cordon Dos Hornos form the central part of Dos Hornos – Veta Tomas zone. Extensive weathering is evident along the road cuts at Mina San Miguel. Kaolinization, caused by supergene overprinting (?) and linear silica replacement along structural zones, are the only alteration types observed.

DDH19-03 was drilled to cut Mina San Miguel (elev. 1,220 m) quartz veining and quartz stockwork zone at depth. The quartz – stockwork zone was intersected. The host rocks are rhyolitic lithic and lapilli tuffs. Alteration consists of sericite – kaolin associated with silica flooding.

Page - 29 - of 120

Cordon Dos Hornos is at elevation 1,300 m to 1,340 m; it is covered by an epithermal, horizontally banded silica cap that is unconformable overlain by banded rhyolite flows. The banding and texture of the silica cap suggest it was deposited from hydrothermal solution interacting with the paleo - ground water table.

Samples collected from the silica cap showed low Au – Ag content. It is underlain by kaolinized lithic tuffs cut by quartz veining as exposed in Shaft 11 and Shaft 12.

Dos Hornos North is at an elevation 1,100 m the outcropping parallel quartz vein system is about 200 m lower than the Cordon Dos Hornos Silica cap. Wall rock alteration consists of silica flooding, kaolinization, sericite, and pyritization. Euhedral white feldspar (Adularia?) occurs within the quartz veins. All feldspar crystals in the altered tuffs are completely kaolinized. Quartz pseudo morphs after calcite and/or barite were observed.

Within the drill core the following type of alterations were recognized along the mineralized structures:

1.

Massive kaolinization near surface that appears to be caused by Weathering obliterates all rock textures or primary minerals.

2.

Silicification as silica impregnation of tuffs filling pores, fractures and/or cavities.

3.

Propylithic alteration consisting of epidote, chlorite some silicification, and disseminated pyrite or pyrite as veinlets along fractures or within fault gouge and breccia.

4.

Silica flooding and replacement of matrix and as spider web of hairline quartz veinlets.

5.

Silica flooding associated with sericite and euhedral white Feldspar (Adularia?).

6.

Phyllic alteration consists of sericite – argillic clay minerals and silica flooding, plus or minus white feldspar as phenocrysts.

7.

Argillic alteration, consisting of crystalline clay minerals with alteration quartz veining, and minor sericite.

8.00 DEPOSIT TYPE:

At Nuevo Milenio Au – Ag mineralization is localized along structural zones related to regional “Horst and Graben” structures and is associated with volcanic related hydrothermal to geothermal systems as vein deposits or dissemination within the wall rock.

The low sulphide content, gangue mineralogy, combined with an alteration zones consisting of vuggy vein quartz,  bladed quartz crystals after calcite and/or barite, silica flooding, chalcedony, kaolinization (argillic), sericite and adularia (white feldspar as euhedral crystals) identifies the Nuevo Milenio as a Low Sulphidation, Epithermal Mineral target for Au – Ag exploration.

Characteristics observed on the Nuevo Milenio Project are typical of Au – Ag Low Sulphidation (sericite–adularia) Epithermal Mineral Deposits; This genetic Model has been described in the literature by numerous authors.

Page - 30 - of 120

9.00 MINERALIZATION

9.10 GENERAL DISCUSSION

Gold – Silver mineralization, as delineated by the exploration program, is centered in the southern part of Caldera Nuevo Milenio. The mineralized zones occur within a 2 km by 3 km area and consist of the Dos Hornos - Veta Tomas zone 200 m x 3000m, Once Bocas 100 m x 1,600 m, Chacuaco – Cafetal average of 250 m x 2,600m and Chacuaco west.  Other known mineralized areas, but not explored are El Zapote, Astasis 1, Astasis 2,  Salamandra Silica Cap area, San Antonio and Mina Tahona.

The dominant host rocks are rhyolitic lithic tuffs and rhyolitic lapilli tuffs. All rock exposures and rocks in drill core show varying degrees of alteration. The rock units are silicified, or affected by argillic alteration obliterating the original mineralogy and textures with only quartz eyes surviving.

Silicification and quartz veining is usually related to structural zones. Brecciation is prominently associated with sulphide mineralization and quartz veining. From the mineralized structures outward, the intensity of alteration decreases from a sericitic – argillic – silica (phyllic) assemblage to epidote – chlorite as indicated in drill core. On surface supergene, kaolinization is superimposed on epithermal alteration.

Topographic highs (Cordon Dos Hornos, Once Bocas South, Salamandria, Mina Victoria etc. are covered by a horizontally banded silica cap, typical of epithermal systems reaching the surface. Cordon Dos Hornos and Once Bocas South carry gold and silver value as shown by rock and soil samples.

The steeply dipping zones of structurally controlled silica flooding are interpreted as hydrothermal feeder zones along which solution percolated. These zones may change downwards into quartz veins (blind veins). Sulphide minerals identified are Silver minerals, pyrite, and occasional galena crystal.

Secondary minerals are limonite, hematite, minor malachite, and pyrolusite as smears, coating or fracture and as cavity filling. Gangue is quartz, quartz pseudo morph after calcite and/or barite. White feldspar (Adularia?), sericite, and clay minerals were observed in breccia zone.

Quartz veins show banding, open space filling and are spongy to massive textures. Multistage brecciation is common within mineralized zones and is related to faults trending parallel to the veins. In hand, specimens up to five stages of silica introduction were identified.

9.11 TYPE OF MINERALIZATION:

Three types of mineralized target are being investigated.

A.

BONANZA-GRADE VEINS (1.20 m to 4 m wide)

Old Spanish prospecting and mining concentrated on these higher grade veins. These parallel Quartz veins are cutting a broad zone of quartz stockwork (10 to 20 m wide), which was ignored by the Spaniards. Diamond drilling, Spanish underground workings and surface trenching have delineated this mineralization type at Dos Hornos Segment 1, Dos Hornos Segment 2 and Veta Tomas. Zones, 10 to 20 m wide, of intense hydrothermal alteration are cut by quartz stockwork (Veins 0.5 cm to 20 cm wide). Within this stockwork zone 3 to 5 higher grade quartz veins occur (See graphs representing assays of drill intercept showing the distribution of gold and silver value).

Page - 31 - of 120

At Once Bocas high grade veins were investigated by the Spaniards as indicated by shafts, short adits and numerous cuts and trenches.

At Once Bocas South recent mapping and sampling showed a zone of quartz stockwork with an indicated width of 30 m, cut by 3 strong, outcropping quartz veins.  The N30W trending quartz vein - quartz stockwork zone was traced for a distance of 300 m. Outcrops of quartz stockwork to the south, suggest the zone is open to the south. Prospecting in 2002 located an area of chalcedonic quartz plus white quartz veins assaying 1.5 g/t Au and 250 g/t Ag. No detailed sampling was completed on this zone

At Cerro Chacuaco  areas of old workings and sample results show zones of possible Bonanza type mineralization (Mina Nanche, Mina Perdida, Mina Chacuaco),

B.

DISSEMINATED DEPOSITS:

These deposits are hosted by silicified and argillized tuffs cut by quartz veining (Once Bocas and Target Cero Chacuaco).

 At Once Bocas, a zone up to 100 m wide of quartz stockwork and silica flooding, was delineated. Within this zone 4 higher grade quartz veins were investigated and saw limited mining by the Spaniards.  Cleaning and sampling of underground workings combined with surface sampling, trenching and diamond drilling delineated an area of Inferred Mineral Resource in a possible open pit setting.

At the Chacuaco Target a similar mineralized areas were discovered.  Mina Nanche, Mina Perdida 1, 2, 3 and Mina Cerro Chacuaco are located on high grade veins. Mina Chacuaco, an 18 to 20 m wide composite quartz vein – stockwork zone shows economic gold – silver grades. The suggested width of the Silica Stockwork Zone is in the order of 150 m .This area is a prime open pit target.

C.

BRECCIA - QUARTZ VEIN ZONE:

Recent geological mapping of Cerro Cafetal West and Cafetal has located numerous vein breccia structures to 10 m wide.  Surface sampling showed that samples taken from intensely oxidized silicified tuff are gossanous with boxwork after sulphide. Surface grades are low due to oxidation and leaching. Diamond drilling (DDH 16-03) cut several zones of good mineralization. The area warrants additional exploration by diamond drilling.

D.

OTHER TARGETS:

Numerous other areas of quartz veins, quartz stockwork or silica caps are known on the Nuevo Milenio. Some of these mineralized areas are the extension of the known Dos Hornos – Veta Tomas system.  Other silicified areas showing limited outcrops because of Basalt cover (Veta Tomas North, Once Bocas N extension, Astasis 1 and 2, Mina Sabote, Pozo Don Antonio). Veta Lupe is a new discovery located in Arroyo Guadalupana. The vein shows width of   + 2 m.

E.

AREA OF SILICA CAPS

 Salamandra, Mina Julie and Mina Victoria show chalcedonic quartz which is oxidized and pyritic in places. Rock geochemistry showed very, very low values. At Salamandra + 1,200 ppb Hg and at Mina Victoria a 0.66 g/t gold assay suggest that there is a possibility of Au – Ag mineralization under laying the silica cap. The observation of intense microcrystalline argillic alteration and associated sericite and feldspar suggests the presence of hydrothermal alteration favourable for disseminated gold – silver mineralization.

Page - 32 - of 120

To clarify the effect of weathering, oxidation of sulphides and leaching of metal values, a suite of specimens was collected from the area of Chacuaco Creek by Dr. A.D. Drummond, P. Eng., the Company’s consultant and the writer. The sample suite was collected from different location with some from areas that are flooded during the rainy season. The Selected Specimen Suite is tabled below.

Sample#      Au (g/t)   (opt)         Ag (g/t) (opt)         Fe (%) S (percentage) As (ppm)

Mineralized, Essentially Unbleached

   “A”

3.42

(0.110)

   235

(7.56)

8.49

8.04

442

   “B”

6.19

(0.199)

   326

(10.48)

6.49

0.86

381

Partially Leached, Minor Pyrite Visible

   “D2”

1.88

(0.060)

   101

(3.25)

3.85

0.09

145

   “D1”

0.52

(0.017)

     48

(1.54)

3.37

0.06

153

   “E”

0.70

(0.023)

     32

(1.03)

1.37

0.15

254

Completely Leached, Limonite Boxwork Remaining

   “C”

0.21

(0.007)

    24

(0.77)

1.37

0.15

48

The iron percentage decreases (oxidation of pyrite) with intensity of leaching, as does the percent of sulphur. The arsenic content, which may be associated with the silver minerals, also decreases with increasing intensity of leaching or weathering. From the above it is clear that weathering, oxidation, and leaching are depleting gold and silver value from surface.

9.12 DOS HORNOS – VETA TOMAS – ONCE BOCAS:

Dos Hornos is a north-westerly trending zone up to 100 m wide and plus 2,000 m long of at least 3 to5 parallel, bifurcating quartz veins and quartz stockwork displaced by NW and NE trending faults. Maximum relief along strike is estimated at 280 m. The strike of the structure varies from N to N35W.

From Arroyo Guadalupana south to Cordon Dos Hornos – Mina Santa Gertrudis, a distance of 1,200 m, is the area with most old Spanish workings. Recent trenching, drilling and channel sampling was concentrated in this area. The surface expression of this part of the Dos Hornos is a blanket of quartz rubble with the occasional sub outcrops. The first part from the creek to the road was explored intensely by the Spaniards. Shafts, adits, and old hand cuts give evidence to their efforts. Several planillas, ore sorting areas, and well-constructed mule trails suggest ore was transported to a treatment centre.

Underground workings show little caving. Rocks exposed show intense oxidation, brecciation, faulting, and mylonitic gouge. Alteration exposed within channels cleaned for sampling consists of minor sericite, crystalline argillic clay minerals with silica flooding. Limonite and clay as fracture filling is wide spread and associated with brecciation, shearing, and faulting. Pyrite as sulphides, hematite staining, possible dark grey silver minerals (very fine) plus minor boxwork after sulphides was seen. The walls are muck and oxide covered.

Sulphide minerals identified are Silver minerals, pyrite, occasional galena and/or sphalerite, with minor amounts of chalcopyrite. Secondary minerals identified are hematite, manganese oxides, occasional malachite, and rare covelite. Gangue is quartz, quartz pseudo morph after calcite and/or barite, sericite, clay minerals and white feldspar.

Page - 33 - of 120

N
Legend
Once Bocas North
Dos Hornos Segment 1
Veta Tomas
Once Bocas
Dos Hornos Segment 2
Veta Tomas
Cerro Chacuaco
Dos Hornos Segment 3
Veta Tomas
Once Bocas South
Veta Tomas
Cafetal East
Cafetal South
Veta Tomas Inferred Mineral Resource
Veta Tomas Target Mineral Resources
0m
250m

Figure 12: Geology of Main Mineralized Area

Page - 34 - of 120

The main mineralized zone has an indicated width of 10m to 20 m and consists of quartz vein, quartz stockwork, faults gouge and quartz breccia and zones of silica flooding. Brecciation, gouge zones numerous splay veins and cross veins are characteristic of Dos Hornos.

Within this zone three to five quartz veins surrounded by a quartz stockwork are evident. Theses veins can form a composite mineralized zone of higher grade from 8 m to 14 m wide as indicated by diamond drilling, x-cuts and tractor trenching. In hand specimens it is nearly impossible to differentiate ore grade from barren rock.

9.20   DOS HORNOS SEGMENT 1:

Work completed:

From Section 1 (Adit 1)  To  Section 5 (DDH 01 – 03)

DDH #	Bearing	Inclination	Northing	Easting	Elevation	m drilled
DDH 01 - 03	N37E	-45	2360665	521555	1152.00	212.00
DDH 17 - 03	N40E	-45	2360930	521518	1093.00	108.00
DDH 18 - 03	N40E	-45	2360896	521555	1105.00	152.00
DDH 1 - 06	N60E	-45	2360918	521449	1070.00	174.00
DDH 3 - 06	N60E	-45	2360770	521526	1108.00	289.00
DDH 4 - 06	N60E	-45	2360844	521344	1081.00	299.50
DDH 9 - 06	N38E	-46	2360693	521502	1124.00	296.00
DDH 12 - 06	S38W	-47	2360861	521647	1130.00	139.00
DDH 14 -06	N58E	-45	2360859	521469	1096.00	161.00
DDH 07 -34	S55W	-49	2360957	521681	1096.00	273.00
DDH 07 -35	N65E	-45	2361288	521474	1054.00	316.50

Surface and Underground Workings

Workings	Elevation	Description	Workings	Elevation	Description
Shaft 1	1075.00		Adit 1	1065.00	X-cut
Shaft 2	1103.00		Adit 2	1101.00
Shaft 3	1105.00		Adit 4	1070.00	X-cut plus levels
Shaft 4	1107.00		Trench 1	1100.00	Weathered
Shaft 5	1120.00	3 Sublevels	Trench 2	1115.00	Weathered, leached

Diamond drilling shows that:

1.

Several sub-parallel faults cut the mineralized zone. These faults move the FW side up in respect to the HW side. The net effect of the displacement is repetition of the mineralized zone.

2.

Where the drill hole cuts the fault – mineral zone breccia, gouge and quartz sand constitute the drill core and recovery may drop to 20 % of the core with gold – silver assays correspondingly lower.

3.

Width of the zone in diamond drill core varies between 8.00 m to 24 m, depending on core recovery and structural setting. Width in Tractor trenches 1 to 3 and in the x-cut adit 4 varies from 10.70 m (x-cut) to 18.00 m in Trench 3.

4.

The wide mineralized sections are composed of quartz stockwork having a low Au – Ag content and multiple parallel quartz veins from1.5 m to 4.00 m wide.

5.

The adits, drifts, sub – levels and shafts have a width from 1.25m to 2.00 m maximum. Segment 1 of Dos Hornos has a strike length of 320 m.

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CREAM MINERALS
2361000 N
Strike N35 W
2360900 N
Strike N20 W
2360800 N
Strike N
2360700 N
NW
SE
0 m
25 m
75 m
100 m
Arroyo Dos Hornos
1100 m
1100m
Road
N75E/60S
N80 W/75S
Trench 1
Shaft 2
Shaft 3
Shaft 4
Trench 2
Shaft 5
Adit 1
Adit 2
X – cut Adit 4
DDH 18-03
Level 1
Level 2
Level 3
N75E 60S
88 m
80 m
60 m
DDH 17 - 03
1010 m Level
DDH 12 - 06
1000 m
1000m
N80W/75S
BLOCK 1
Section 1
N70 E/60S
DDH 01 - 06
DDH 14 - 06
DDH 02 - 06
76m
52m
DDH 01 - 03
BLOCK 3
Block 4
Section 3
BLOCK 2
Block 5
DDH 07 - 34
Section 2
Section 4
Section 5
Block 6
900 m
100.00 m
DDH 03 - 06
DDH 09 - 06
DDH 04 - 06
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
DOS HORNOS ZONE 1, SEGMENT 1
LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
April 20, 2007
Up date Nov. 10, 2007

Figure 13: Dos Hornos Segment 1 Longitudinal Section with Diamond drill intercept of Structure

Dos Hornos Section 1 includes DDH 17 – 03, DDH 01 – 06, DDH 04 – 06, Adit 1, Adit 2, X-cut Adit 4, Shaft 2 and Trench 1. It is bounded to the north by a N80W/75SW fault.

DDH 17 – 03 was drilled in the area of x-cut adit 4 but low core recovery lowered the grade

DDH 17 – 03	Description	from m	to m	Length m	Au g/t	Ag g/t
199898		32.00	34.00	2.00	0.025	45.00
199899	Dos Hornos VEIN 1	34.00	36.00	2.00	0.015	31.40
199900	Fault, old workings?	36.00	38.00	2.00	very low recovery
199901	Quartz Vein	38.00	40.00	2.00	1.046	191.50
199902	Stockwork	40.00	42.00	2.00	0.053	44.00
199903	oxidation strong	42.00	44.00	2.00	0.023	13.90
199904	Stockwork	44.00	46.00	2.00	0.011	32.90
199905	Stockwork	46.00	48.00	2.00	0.005	60.00
199906	Stockwork	48.00	50.00	2.00	0.018	19.40
199907	Strong oxidation	50.00	52.00	2.00	0.018	41.00
199908	Enter Fault Zone	52.00	54.00	2.00	0.040	20.30
199916	Vein Stockwork	68.00	70.00	2.00	0.195	17.90
199898-908	whole section	32.00	54.00	22.00	0.114	45.40
199901-05	Including	38.00	48.00	10.00	0.228	68.46
199901-02	Including	38.00	42.00	4.00	0.550	117.75
199901	Including	38.00	40.00	2.00	1.046	191.50

Page - 36 - of 120

DDH 01-06 cuts the zone below DDH 17 -03 core recovery was poor in the mineralized zone.

DDH 01 - 06	Description	from m	to m	Length m	Au g/t	Ag g/t
199573	Parallel Qtz vein	69.00	71.00	2.00	0.015	11.000
199574	Parallel Qtz vein	71.00	73.00	2.00	0.015	10.900
199588	Dos Hornos Vein 1 and 2	99.00	101.00	2.00	0.055	21.600
199589	Quartz Vein, breccia, fault	101.00	103.00	2.00	0.020	14.200
199590	Recovery from 5% to 80%	103.00	105.00	2.00	0.080	40.100
199591	Quartz vein,	105.00	107.00	2.00	0.484	188.000
199592		107.00	109.00	2.00	0.045	36.900
199598	Quartz Stockwork	119.00	121.00	2.00	0.085	22.60
199588 – 92	Weighted Average	99.00	109.00	10.00	0.137	60.160
199590 -92	Including	103.00	109.00	6.00	0.203	88.330
199590 -91	including	103.00	105.00	4.00	0.282	114.050
199591	Including	105.00	107.00	2.00	0.484	188.000
199598	Quartz Stockwork	119.00	121.00	2.00	0.085	22.600

DDH 04 – 06 cut a multitude of parallel veins. The N80W/75S fault cuts the main mineralized zone at the 900 m level. At the intersection point, the core consists of breccia, gouge, and quartz fragments.

DDH 4 -06	Description	from m	to m	Length m	Au g/t	Ag g/t
296193	quartz vein parallel	89.50	91.00	1.95	0.030	15.400
269202	Quartz Stockwork Parallel	213.20	215.20	2.00	<0.050	24.100
269203		215.20	217.20	2.00	<0.050	2.100
296204	Quartz vein parallel	243.00	244.10	1.10	0.060	30.600
296205	Breccia gouge intense Fract.	269.35	271.50	2.00	<0.050	1.900
296206	plus intense oxidation	271.50	273.50	2.00	<0.050	0.900
296207		273.50	275.50	2.00	<0.050	5.400

Adit 1 was driven along the FW of Vein1, 6.00 m below Trench 1. The HW part of the zone is not exposed in the drift or in the x-cut.

Adit 1	Description	M	Au g/t	Ag g/t
182176	stockwork ,alt. Lithic tuff HW	1.30	0.530	98.00
182177	qtz vein, black, oxidized min.	1.10	2.990	424.00
182178	Same as above	1.20	1.220	163.00
	Average	2.30	2.070	287.83
182179	broken qtz vein	1.25	4.110	562.00
182180	porous, broken quartz vein.	1.45	1.740	177.00
	Average	2.70	2.837	355.24

Shaft 2, Adit 2 are in trench 1. The adit was driven along a shear zone with the shaft sunk in the same structure

Adit 2, Shaft 2	Description	M	Au g/t	Ag g/t
182171	Shaft 2 quartz vein breccia tuffs	1.90	0.610	55.00
182172	Adit 2 massive broken quartz vein	1.20	1.320	96.00
182174	broken quartz vein, black mineralization	1.70	2.080	122.00
182172 – 74	Weighted average	2.90	1.641	98.87

Page - 37 - of 120

Trench 1 cuts rhyolitic lithic tuffs, intense alteration, and Quartz veining with quartz stockwork zone.

Trench 1	Description	M	Au g/t	Ag g/t
660954	Tuff kaolinized Quartz veinlet	2.00	0.444	34.00
660959	Grey Tuffs Feldspar medium silicified	2.00	0.026	41.00
660960	Grey Tuffs Feldspar quartz veinlets	2.00	0.069	32.00
660961	Grey tuffs quartz	2.00	4.452	422.90
660962	quartz fragmented breccia, compact	2.00	1.320	146.00
660963	quartz fragmented breccia, compact	2.00	0.228	14.00
660959 -63	All Samples Average	10.00	1.219	131.18
660959 -62	Including Average Vein	8.00	1.467	160.48
660961 -63	Including Average Vein	6.00	1.947	200.30
660961 -62	Including Average high grade	4.00	2.886	284.45

X – Cut Adit 4 is located below Trench 1, Adit 1, and Adit 2. It was driven NE about 50 m to intersect Vein 1. Samples were taken in pairs across the HW segment. In the x-cut, a 10.70 m mineralized width is exposed. The walls are oxidized, brecciated with gouge in the matrix. Caving is minimal.

CREAM MINERALS
2361000 N
2360900 N
SE
1100 m
Adit 2 m Au g/t Ag g/t
182172 1.20 1.32 96.00
182173 1.00 1.28 63.00
182174 1.70 2.08 122.00
Average 3.90 1.64 98.87
Shaft 3 m Au g/t Ag g/t
182183 2.00 1.40 138.00
Sample # m Au g/t Ag g/t
182181 2.00 1.08 66.00
Shaft 4 m Au g/t Ag g/t
659608 3.00 2.468 83.00
Trench1 m Au g/t Ag g/t
660959-63 10.00 1.218 131.18
Including 4.00 2.886 284.40
DDH 18-03 m Au g/t Ag g/t
199949 26 – 28 2.00 1.644 131.00
199950 28 – 30 old workings ?
182501 30 – 32 2.00 0.064 88.00
182502 32 – 34 old working ?
Adit 1
Oxidized m Au g/t Ag g/t
182196 1.50 1.63 39.00
182197 2.00 5.41 68.00
Average 3.50 3.79 55.57
Sample # m Au g/t Ag g/t
Face of Adit 1 HW
182179, 80 2.70 2.837 355.24
X-cut FW
182177, 78 2.30 2.067 287.83
Average 5.00 2.480 324.23
LEVEL 1
DDH 17 - 03
Sample # m Au g/t Ag g/t
182198 1.80 1.19 462.00
182199 2.20 1.20 205.00
182200 1.70 1.55 222.00
Average 5.70 1.30 291.23
DDH 18 - 03
DDH 17 – 03 m Au g/t Ag g/t
199900 36 - 38 2.00 old workings
199901 38 - 40 2.00 1.050 191.50
199902 40 - 42 2.00 0.053 44.00
199904 44 - 46 2.00 0.110 32.50
199905 46 - 48 2.00 0.005 60.00
ADIT 4 x – cut
Sample # m Au g/t Ag g/t
X – cut HW
182192 2.00 0.08 42.00
182193 2.00 1.30 52.00
Vein Zone
182194 2.00 5.84 306.00
182195 1.20 0.12 191.00
Average 7.20 2.03 142.94
including 5.20 2.77 181.77
Including 3.20 3.70 262.88
Sample # m Au g/t Ag g/t
182201 1.80 0.88 192.00
182202 1.80 1.50 106.00
Average 3.60 1.19 149.00
WATER LEVEL
Level 1010 in Plane of Structure
1000 m
X-cut from Decline
DDH 14-06
Sample # from to m Au g/t Ag g/t
295509-15 126.00 140.00 14.00 0.328 71.10
Including 126.00 134.00 8.00 0.546 117.75
Including 26.00 132.00 6.00 0.719 149.47
Including 126.00 130.00 4.00 0.903 139.70
DDH01 – 06 Recovery?
Sample From To m Au g/t Ag g/t
199588 – 92 99.00 109.00 10.00 0.137 60.16
199590 – 92 103.00 109.00 6.00 0.203 88.33
199591 105.00 107.00 4.00 0.484 188.00
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO – DOS HORNOS NORTH
X-cut Adit 4 Vein 1, Longitudinal Section
Drill Holes sample Plan With Assay
Ing. GERMAN FRANCISCO R
F. Holcapek, P.Eng.
Nov 2005
Updated July 2008
0 m
25 m
50 m
DDH 01 - 06
DDH 14-06

Figure 14:   x- cut Adit 4 Longitudinal Section

Page - 38 - of 120

CREAM MINERALS
Vein 1 & 2
Vein 3
DDH 17 - 03
DDH 01-06
DDH 18 - 03
X-cut Adit $
N
2360950 N
2360925 N
2360900 N
521525E
521525E
0 m
12.5 m
25 m
189195
182194
182193
182192
182197
182196
182204
182206
182208
182201
182202
182199
182198
182200
182203
182205
182207
182210
182209

DDH 17 – 03 Poor Recovery 20 to 75%

Sample	From	To	m	Au g/t	Ag g/t
199900	36.00	38.00	2.00	old workings	
199901	38.00	40.00	2.00	1.050	191.50
199902	40.00	42.00	2.00	0.053	44.00
199904	44.00	46.00	2.00	0.110	32.50
199905	46.00	48.00	2.00	0.005	60.00

Sample #	m	Au g/t	Ag g/t
X-cut 4 HW			
182192	2.00	0.08	42.00
182193	2.00	1.30	52.00
Vein 1 and 2 in x-cut			
182194	2.00	5.84	306.00
182195	1.20	0.12	191.00
Average	7.20	2.03	142.94

DDH01 – 06 Recovery ?

Sample	From	To	m	Au g/t	Ag g/t
199588 – 92	99.00	109.00	10.00	0.137	60.16
199590 – 92	103.00	109.00	6.00	0.203	88.33
199591	105.00	107.00	4.00	0.484	188.00

FW VEIN 3 – Upper Level			
182196	1.50	1.63	39.00
182197	2.00	5.41	68.00
HW VEIN 3 – breccia			
182204	1.50	0.34	82.00
Centre of Vein 3			
182206	1.60	2.79	262.00
Average	1.62	2.39	131.85

Sample #	m	Au g/t	Ag g/t
Vein 1 and 2 in drift			
182203	1.70	1.57	308.00
182205	2.20	0.83	155.00
Average	1.95	1.153	221.69
Vein 1 and 2 in drift			
182207	1.42	1.42	227.00
182208	1.40	0.18	61.60
Average	2.82	0.804	144.89

Upper Level - weathered

Sample #	m	Au g/t	Ag g/t
182196	1.50	1.63	39.00
182197	2.00	5.41	68.00
Average	3.50	3.79	55.57
Shaft Internal Vein 1, Vein 2			
182198	1.80	1.19	462.00
182199	1.20	1.20	205.00
182200	1.70	1.55	222.00
Average	5.70	1.301	291.23
Lower Level Vein 1 and Vein2			
182201	1.80	0.88	192.00
182202	1.80	1.50	106.00
Average	3.60	1.190	149.00

Vein 4

Sample #	m	Au g/t	Ag g/t
182209	1.30	0.12	11.00
182210	1.10	0.36	27.00

DDH 18 - 03

Sample #	intersect	m	ft	Au g/t	Ag g/t
199948	24 - 26	2.00	6.58	0.096	9.80
199949	26 – 28	2.00	6.58	1.644	131.00
199950	28 – 30	low recovery		0.134	32.10
182501	30 – 32	2.00	6.58	0.064	88.00
182502	32 – 34	low recovery		0.017	15.50

CREAM MINERALS DE MEXICO S.A. DE C.V

NUEVO MILENIO – DOS HORNOS NORTH
X-CUT ADIT 4, SAMPLE PLAN, DDH INTERCEPTS

Ing. GERMAN FRANCISCO R . Nov. 2005
F. Holcapek, P.Eng. Oct 2007, July 2008

Figure 15: x-cut Adit 4 Plan and drill location

X-cut Adit 4	Description	m	Au g/t	Ag g/t
182192	x-cut contact Wall rock	2.00	0.080	42.00
182193	Vein 1, Fault breccia	2.00	1.300	52.00
182194		2.00	5.840	306.00
182195		1.20	0.120	191.00
182196	x-cut Adit 4	1.50	1.630	39.00
182197	x-cut Adit 4	2.00	5.410	68.00
182192-97	weighted average x-cut	10.70	2.603	114.36
182193-95	Including	8.70	3.183	131.00
182194-97	Including	6.70	3.745	154.58
182194-95	Including	3.20	2.700	291.23
182196	Wall and Pillars Breccia	1.50	1.630	39.00
182197		2.00	5.410	68.00
182196 – 97	weighted average	3.50	3.790	55.57
182198	channel from walls	1.80	1.190	462.00
182199	Fault breccia vein	2.20	1.200	205.00
182200		1.70	1.550	222.00
182198-200	weighted average	5.70	1.300	291.23
182201	channel from walls	1.80	0.880	192.00
182202	Fault breccia vein	1.80	1.500	106.00
182201-02	weighted average	3.60	1.190	149.00
182203	Channel Samples	1.70	1.570	308.00

Page - 39 - of 120

X-cut Adit 4	Description	m	Au g/t	Ag g/t
182204	Adit 4	1.50	0.340	82.00
182203-04	weighted average	3.20	0.990	202.06
182205	Channel Samples	2.20	0.830	155.00
182206	Vein breccia	1.60	2.790	262.00
182205-06	weighted average	3.80	1.660	200.05
182207	Adit 4 Upper level	1.42	1.420	227.00
182208	Channel	1.40	0.180	61.60
182207 – 08	weighted average	3.20	0.880	146.94

CREAM MINERALS
S60W
N60E
521400E
521500E
1100 m
1000 m
900 m
Trench 1
Sample # m Au g/t Ag g/t
660954-63 20.00 0.690 73.22
660954-63 10.00 1.219 131.18
660954-63 8.00 1.467 160.48
660954-63 6.00 2.000 194.30
660954-63 4.00 2.886 284.45
660954-63 2.00 4.452 422.90
Adit 1
Sample # m Au g/t Ag g/t
182177 – 80 5.00 2.480 324.23
Adit 2
182172 – 74 3.90 1.64 98.87
Veta Tomas ?
DDH 04 - 06
DDH 01 - 06
DDH 17 - 03
Trench 1
Arroyo Guadalupana
Shaft 6
Adit 1
X-Cut Adit 4
N70E/60S
1010 Level
Adit 4 - Drift, Shafts, Raises
Sample # m Au g/t Ag g/t
182192-95 7.20 2.030 142.94
Including 5.20 2.770 191.00
Including 3.20 2.700 262.88
182196 - 97 3.50 2.790 55.57
182198 – 200 5.70 1.300 291.23
182201 - 02 3.60 1.190 149.00
182203 – 04 3.20 0.990 202.06
182205 – 06 3.80 1.660 200.05
DDH 17 – 03 Poor Recovery 20 to 75%
Sample From To m Au g/t Ag g/t
199900 36 38 2.00 old workings
199901 38 40 2.00 1.050 191.50
199902 40 42 2.00 0.053 44.00
199904 44 46 2.00 0.110 32.50
199905 46 48 2.00 0.005 60.00
Sulphides
Sandy Gouge
DDH01 – 06 Recovery ?
Sample From To m Au g/t Ag g/t
199588 – 92 99.00 109.00 10.00 0.137 60.16
199590 – 92 103.00 109.00 6.00 0.203 88.33
199591 105.00 107.00 4.00 0.484 188.00
Quartz , Gouge and Breccia
oxidized and leached
poor recovery
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 1, Section 1
DDH 01 – 06, DDH 14 – 06, DDH 17 - 03
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Sept 2007
0 m
25 m
50 m
100 m
LEGEND
Quartz Veins
Quartz Stock work
Faults
Breccia
Dike

SECTION 2 is based on DDH 18 – 03, DDH 14 – 06, shaft 3 and shaft 4.  Poor core recovery in the drill holes affected the grade. Samples derived from the drill pad of DDH 18 – 03 are of poor quality – intense kaolinization and surface weathering suggest depletion of values. The overall effect on Inferred Mineral Resource Block 2 is to lower the grade substantial.

DDH 18 – 03 intersected the structure, but within the mineralized section core recovery was very poor (possible old workings under Shaft 4). The intersected mineralized zone has an indicated width of 8 m that is comparable to Trench 1 and x-cut adit 4, but lower in grade.

Page - 40 - of 120

Sample	DDH 18-03	from m	to m	M	Au g/t	Ag g/t
199947	Stockwork	22.00	24.00	2.00	0.05	12.40
199948	Stockwork	24.00	26.00	2.00	0.096	9.80
199949	quartz vein	26.00	28.00	2.00	1.644	131.00
199950	poor Recovery	28.00	30.00	2.00	0.134	32.10
182501	Faulting	30.00	32.00	2.00	0.064	88.00
182502	50% recovery	32.00	34.00	2.00	0.017	15.50
199949 – 02	Main section	26.00	34.00	8.00	0.465	66.60
199949 – 01	Including	26.00	32.00	6.00	0.614	83.70
199949 – 50	Including	26.00	30.00	4.00	0.889	81.55
199949	Including	26.00	28.00	2.00	1.644	131.00

DDH 14 – 06 intersected several fault segments and breccia – gouge section that gave poor core recovery. The mineralized zone is comparable in width to Trenches and x-cut 4, but lower in grade. Two, 2 m section of good grade were cut representing the high-grade zone encountered in channel sampling.

Sample #	DDH 14 – 06	From	To	m	Au g/t	Ag g/t
295509	Dos Hornos Vein 1100 m	126.00	128.00	2.00	0.530	220.40
295510		128.00	130.00	2.00	1.277	59.00
295511		130.00	132.00	2.00	0.350	169.00
295512		132.00	134.00	2.00	0.025	22.60
256513		134.00	136.00	2.00	0.015	5.30
256514		136.00	138.00	2.00	0.075	13.70
295515		138.00	140.00	2.00	0.025	7.70
29559 – 15	Width of Zone	126.00	140.00	14.00	0.328	71.10
295509 – 12	Including	126.00	134.00	8.00	0.546	117.75
295509 – 11	Including	126.00	132.00	6.00	0.719	149.47
295509 – 10	Including	126.00	130.00	4.00	0.903	139.70

Shaft 3, collar samples, 20 m to NW, kaolinization and weathering is strong.

Sample	Shaft 3	Length m	Au g/t	Ag g/t
182183	Sample 2001	2.00	1.400	133.00
659604	Sample 2005	0.90	0.620	83.00
659605	Sample 2005	0.85	0.891	43.00
182183 659604 -05	Weighted average	3.75	1.097	100.60
182183	Width of shaft	2.00	1.400	133.00
659604 – 05	weighted average	1.75	0.752	63.57

Shaft 4 - samples were taken from the collar of the shaft. The sampled material is intensely weathered, broken, and fragmented. The assays are not considered representative but a guide only.

Sample	Shaft 4	Length m	Au g/t	Ag g/t
659608	2005 Surface, walls	3.00	2.468	83.00
659621	Samples 2001	Grab	0.340	61.00
659622	Samples 2001	Grab	1.275	70.00

Page - 41 - of 120

CREAM MINERALS
S60W
521500 E
DDH 18 - 03
N60E
Shaft 4
Sample # m ft Au g/t Ag g/t
659608 3.00 9.84 2.468 83.00
659621 hand 0.340 61.00
659622 hand 1.275 70.00
DDH 14 - 06
1063.8 m
Arroyo Dos Hornos
Arroyo Guadalupana
1050 m
Low Recovery
1050 m
DDH 18 - 03
Sample # intersect m ft Au g/t Ag g/t
199948 24 - 26 2.00 6.58 0.096 9.80
199949 26 – 28 2.00 6.58 1.644 131.00
199950 28 – 30 low recovery 0.134 32.10
182501 30 – 32 2.00 6.58 0.064 88.00
182502 32 – 34 low recovery 0.017 15.50
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
1010 Level
1000 m
0 m 25 m 50 m
950 m
DDH 14-06
Sample # from to m ft Au g/t Ag g/t
Summary
295509-15 126.00 140.00 14.00 45.92 0.328 71.10
Including 126.00 134.00 8.00 26.24 0.546 117.75
Including 126.00 132.00 6.00 19.68 0.719 149.47
Including 126.00 130.00 4.00 13.12 0.903 139.70
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGENT 1, SECTION 2
DDH 18-03, DDH 14 - 07
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: December 2007

SECTION 3 incorporates results from Trench 2, Shaft 5 and 3 sublevels. DDH 02 – 06, DDH 03 – 06 and DDH 07 – 34. Trench 2, 1.00 m to 1.50 m deep, did not cut fresh bedrock. Silver values appear to be leached. Shaft 5 is collared in a strongly weathered quartz vein.

An incline connects shaft 5 with 3 sublevels, all driven along a quartz vein – breccia gouge zone. Samples were collected in the roof. The northern part of Level 1 was not opened because of possible caving.

Shaft 5	Description		Au g/t	Ag g/t
660675	Tuffs , brown, silicified, Qtz, oxidized	1.00	1.967	76.00
660676	Silicified (Possible VEIN)	0.80	3.304	210.60
660677	Quartz Veinlets	2.00	2.483	67.00
660675 – 77	Weighted Average	3.80	2.520	99.60

The Sublevels, 1.25 m wide, under shaft 5 follow a quartz vein - fault breccia zone showing brecciation, gouge and sandy texture..  Caving is a minimum.

Sample #	Shaft 5 - Level 1	M	Au g/t	Ag g/t
18261	Breccia. lithic tuff, Qtz vein.	1.31	7.770	13.00
18262	brecciated Qtz, lithic tuff.	.1.10	3.080	54.00
18263	fragmental Qtz in brecciated tuff.	1.25	1.400	132.00
18264	same before, more gouge in fault	1.10	1.810	268.00
18265	2 parallel Qtz vein contain Fe-ox.	1.80	2.420	191.00
18261 – 65	Weighted average All Samples	1.32	3.302	134.15

Page - 42 - of 120

Sample #	Shaft 5, Level 2	M	Au g/t	Ag g/t
182145	Level 2,qtz,py,Fe.ox,brecc, tuff	1.10	4.190	200.00
182146	intense brecciated, Qtz, Fe-Mn ox.	1.30	5.470	257.00
182147	Kaol, serc. Tuff, increase Qtz veinlets	1.10	0.200	35.00
182148	Fault brecciated, Qtz in vein & frag.	1.05	2.100	102.00
182149	same before	1.00	2.800	133.00
182150	same before	1.40	1.480	114.00
182151	brecciated, oxidized Qtz vein	1.20	1.010	135.00
182152	Kaol ,fault, Qtz fragments rhy tuff	1.15	0.820	47.00
182153	brecciated, Qtz mainly in fragments.	1.70	1.790	133.00
182154	Fine Qtz veins, koal, reddish tuff.	1.05	0.250	26.00
18245 – 54	Weighted average All Samples	1.25	1.913	111.36

Sample #	Shaft 5, Level 3	M	Au g/t	Ag g/t
182155	white massive Qtz.	1.20	7.670	205.00
182156	specks black minerals in Qtz.	1.20	1.530	59.00
182157	Breccia. Oxidized Qtz, lithic tuff.	1.15	5.850	168.00
182158	black min. In Qtz. lapilli tuff.	1.25	4.460	138.00
182159	Kaolin, serc quartz. Lapilli tuff, Qtz.	1.15	4.050	289.00
182160	milky white Qtz ,fine lens grey min	1.20	3.190	148.00
18255 – 60	Weighted average All Samples	1.19	4.451	166.78

CREAM MINERALS
2360890 N
2360870 N
2360850 N
2360830 N
LEVEL 3
LEVEL 2
LEVEL 1
TRENCH 2
77
521570 E
Trench 2 m Au g/t Ag g/t
659793 2.00 7.53 73.00
659794 2.00 0.86 41.10
659795 2.00 1.41 36.80
659799 2.00 1.82 29.88
Average 14.00 1.82 29.88
Including 6.00 3.27 50.97
INCLINE SHAFT 5
Shaft 5 width m Au g/t Ag g/t
660675 1.00 1.967 76.00
660676 0.80 3.304 210.60
660677 2.00 2.483 67.00
0 m 5 m 10 m
SHAFT 5 AND MINE
Roof Channel Samples
X – SECTION - FACING NE
Level 2 m Au g/t Ag g/t
182145 1.10 4.19 200.00
182146 1.30 5.47 257.00
182147 1.10 0.20 35.00
182148 1.05 2.10 102.00
182149 1.00 2.80 133.00
182150 1.40 1.48 114.00
SHAFT 5
182165
Level 1 m Au g/t Ag g/t
182160 1.80 2.42 191.00
182161 1.31 7.77 13.00
182162 1.10 3.06 54.00
182163 1.25 1.40 132.00
182164 1.10 1.61 268.00
Level 2 m Au g/t Ag g/t
182151 1.20 1.01 135.00
182152 1.15 0.82 47.00
182153 1.70 1.79 133.00
182154 1.05 0.25 26.00
1090 m
1080 m
1070 m
Level 1
Level 2
Level 3
Level 3 m Au g/t Ag g/t
182155 1.20 7.65 205.00
182156 1.20 1.53 59.00
182157 1.15 5.85 168.00
Level 3 m Au g/t Ag g/t
182158 1.25 4.46 136.00
182159 1.15 4.05 289.00
182160 1.20 3.19 148.00
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO – DOS HORNOS NORTH
PLAN VIEW & SECTION
SHAFT 5, TRENCH 2, AT VEIN 1
Ing. GERMAN FRANCISCO R.
Nov. . 2005
F. Holcapek, P.Eng.

Figure 16: Plan and longitudinal section of Shaft 5 and Sublevels

Page - 43 - of 120

Trench #2 is strongly weathered, oxidized and did not enter solid, fresh bedrock. Kaolinization caused by surface agents is the main alteration product observed.

Trench 2	Description	M	Au g/t	Ag g/t
659790	Tuff dark brown compact	2.00	0.050	3.00
659791	Tuff dark brown compact	2.00	0.139	4.40
659792	Tuff dark brown compact, fracture	2.00	0.107	3.30
659793	tuff fractured dark brown fractured, quartz	2.00	7.534	73.00
659794	tuff fractured dark brown fractured, quartz	2.00	0.856	41.10
659795	Tuff silicified, fractured, quartz veining, kaolinized	2.00	1.406	38.80
659796	Tuff siicified, fractured, oxidized kaolinized	2.00	0.487	6.80
659797	Tuff siicified, fractured, oxides, kaolinized	2.00	0.376	3.00
659798	Dark brown tuff sandy	2.00	0.275	16.60
659799	Dark brown tuff sandy, quartz fragments	2.00	1.820	29.88
659793-99	Total width average	14.00	1.820	29.98
659793-99	Including	8.00	1.285	39.93
659793-95	Vein 1 and 2	6.00	3.270	50.97
659793-94	Vein 2	4.00	4.20	57.20
659793	Vein 2 high grade	2.00	7.534	73.00
659795	Vein 1	2.00	1.406	38.80
659799	Vein 4	2.00	1.820	29.88

DDH 02 – 06 intersected five 2 m zones forming the Dos Hornos structure. Four of the zones have a composite width of 14 m of mineralized quartz veins and stockwork.

DDH 02 - 06	Description	from m	to m	M	Au g/t	Ag g/t
296125	Quartz Vein	36.00	37.75	1.75	0.252	4.00
296126	Quartz Vein	70.00	70.55	0.55	0.329	3.60
296135	Breccia – Fault	104.50	106.50	2.00	0.005	14.00
296137	Dos Hornos	108.50	110.50	2.00	1.050	180.00
296138	Recovery varies	110.50	112.50	2.00	0.125	24.00
296139	25% to 80%	112.50	114.50	2.00	0.318	67.00
296140		114.50	116.50	2.00	0.914	315.80
296141		116.50	118.50	2.00	0.138	190.00
296142		118.50	120.50	2.00	0.245	110.00
296143		120.50	122.50	2.00	0.850	34.00
296144		122.50	124.50	2.00	0.065	22.00
296145		124.50	126.50	2.00	0.020	1.40
296146		126.50	128.50	2.00	0.005	0.30
296147		128.50	130.50	2.00	0.005	1.30
296148	Quartz Stock work	130.50	132.50	2.00	19.300	130.00
296137 – 48	Whole mineralized section	104.50	132.50	24.00	1.920	89.65
296140 – 48		114.50	132.50	18.00	2.394	89.42
296137 – 42	Or	108.50	122.50	14.00	0.520	131.54
296139 – 43		112.50	122.50	10.00	0.493	143.36
296139 – 42	Or	112.50	120.50	8.00	0.404	170.70
296140 – 42	Or	114.50	120.50	6.00	0.432	205.27
296140 – 41	Or	114.50	118.50	4.00	0.526	252.90
296137		108.50	110.50	2.00	1.050	180.00
296140		114.50	116.50	2.00	0.914	315.80
296141		116.50	118.50	2.00	0.138	190.00
296142		118.50	120.50	2.00	0.245	110.00
296148	Qtz Stock work Vein	130.50	132.50	2.00	19.300	130.00

Page - 44 - of 120

DDH 02 – 06 Dos Hornos Segment 1
Ag g/t
Au g/t as Ag equiv.
Ag equiv g/t
1200.00
1000.00
800.00
600.00
400.00
200.00
0.00
102.50
104.50
108.50
110.50
112.50
114.50
116.50
118.50
120.50
122.50
124.50
126.50
128.50
130.50
132.5
134.5
136.5
Drill Intercept m

Figure 17:  Graph showing distribution of Au – Ag Assays DDH 02 - 06

DDH 03 – 06 intersected the Dos Hornos structure at a fault contact. The fault displaces the vein structure but causes duplication of the zone. The zone was cut from 223.40 to 236.00 m as a breccia gouge fault with low gold – silver grade.

DDH 03 – 06	Description	from m	to m	M	Au g/t	Ag g/t
296158	Parallel Vein	51.40	53.20	1.80	0.010	69.90
296175	Parallel Vein	131.60	132.10	0.50	0.005	12.60
296177	Fault cuts Vein1 at 935 m	223.40	225.40	2.00	0.18	58.00
296178	Breccia , fault gouge	225.40	226.00	1.60	0.045	29.60
296179	Breccia Faulting	226.00	228.00	2.00	0.035	33.10
296183	Stock work	234.00	236.00	2.00	0.05	54.80
296189	Parallel Zone Fault	250.80	251.50	0.70	0.01	18.80

DDH 07 – 34 intersected the first quartz vein - stockwork zone at 135.50 m to 139.50 m within the FW of a semi parallel fault. Core recovery was in the order of 50%. The structural configuration suggests that this is a duplicated segment of the Dos Hornos structure.

From 187.30 193.60 quartz veining was intersected within a fault – quartz breccia – gouge zone. Core recovery was 30%. This appears to be repetition of the mineralization intersected in DDH 02 – 06.

Page - 45 - of 120

DDH 07 – 34	Description	From	To	M	Au g/ton	Ag g/ton
E687636	Quartz Veins, Veinlets	133.50	135.50	2.00	0.025	6.00
E687637	Fault 50 % recovery	135.50	137.50	2.00	0.02	6.50
E687638	Fault 50 % recovery	137.50	139.50	2.00	0.035	14.50
E687639	Qtz veinlets pyrite	167.00	169.00	2.00	0.03	17.70
E687640	minor fault	169.00	171.00	2.00	0.036	12.10
E687648	fault, gouge	183.80	185.80	2.00	<0.005	3.50
E687649	30 % recovery	185.80	187.30	1.50	0.01	3.80
E687650	30 % fault, gouge	187.30	188.30	1.00	0.126	36.40
E687651	Quartz Vein, sulphides	188.30	190.30	2.00	0.138	152.00
E687652	breccia, gouge	190.30	192.30	2.00	0.045	19.00
E687653	fault,	192.30	193.60	1.30	<0.005	8.20
E687652	breccia, gouge	190.30	192.30	2.00	0.045	19.00
E687653	fault,	192.30	193.60	1.30	<0.005	8.20

S60W
N60E
5 21500E
5 21600E
5 21700E
DDH 03 - 06
DDH 02 - 06
DDH 07 - 34
Shaft 5
1050 m
1010 Level
1000 m
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
DDH 02 – 06
Hole abandoned
Rods stuck in fault
Rec. 50%
Rec. 30%
0 m
25 m
50 m
CREAM MINERALS

Trench 2 weathered

Sample #	m	ft	Au g/t	Ag g/t
659790-99	20.00	65.60	1.305	21.99
659793-99	14.00	45.92	1.822	29.33
659793-95	6.00	19.68	3.265	16.99
659793-94	4.00	13.12	4.195	57.05
659793	2.00	6.56	7.534	73.00

Level 1	m	Au g/t	Ag g/t
182161	1.31	7.77	13.00
182162	1.10	3.08	54.00
182163	1.25	1.40	132.00
182164	1.10	1.81	268.00
182165	1.80	2.42	191.00
Level 2			
182145	1.10	4.19	200.00
182146	1.30	5.47	257.00
182147	1.10	0.20	35.00
182148	1.05	2.10	102.00
182149	1.00	2.80	133.00
182150	1.40	1.48	114.00
182151	1.20	1.01	135.00
182152	1.15	0.82	47.00
182153	1.70	1.79	133.00
182154	1.05	0.25	26.00
Level 3			
182155	1.20	7.65	205.00
182156	1.20	1.53	59.00
182157	1.15	5.85	168.00
182158	1.25	4.46	138.00
182159	1.15	4.05	289.00
182160	1.20	3.19	148.00

DDH 02-06	interval	m	Au g/t	Ag g/t
296135-48	104.50 to 132.50	28.00	1.594	78.89
296135-44	104.50 to 124.50	20.00	0.296	97.14
296137-42	108.50 to 124.50	16.00	0.368	117.85
296137-43	108.50 to 120.50	12.00	0.465	147.80
296140-42	114.50 to 120.50	6.00	0.430	205.27
296140-41	114.50 to 118.50	4.00	0.526	252.90
296148	130.50 to 132.50	2.00	19.925	130.00

DDH 03-06

Fault breccia, gouge, very strong oxidation

Sample #	interval	m	Au g/t	Ag g/t
296177	223.40 – 225.40	2.00	0.180	58.00
296178	225.40 – 226.00	1.60	0.045	29.80
296179	226.00 - 228.00	2.00	0.305	33.10
296183	234.00 - 236.00	2.00	0.005	54.80

CREAM MINERALS DE MEXICO S.A. DE C.V.

BY: Ing. German Francisco R. Oct. 25 2007
F. Holcapek, P.Eng Updated Dec 30, 2007

SECTION 4 - was drilled to clarify the position of Dos Hornos in the FW of the N70E60SW fault zone.

DDH 09 – 06 was located to cut both faults and to check the mineralization in the FW of the fault.

DDH 09 -06	Description	From	To	M	Au g/t	Ag g/t
296356	Parallel zone 1	222.00	224.00	2.00	0.050	11.50
296357		224.00	226.00	2.00	0.010	17.20
296360		230.00	232.00	2.00	0.050	11.60
296362		234.00	236.00	2.00	0.015	25.60
296370	Zone 2	250.00	252.00	2.00	0.020	5.00
296371	cut by parallel fault Faults	252.00	254.00	2.00	0.060	26.00

Page - 46 - of 120

DDH 09 -06	Description	From	To	M	Au g/t	Ag g/t
296372		254.00	256.00	2.00	0.166	43.00
296373		256.00	258.00	2.00	0.045	10.30
296381	Parallel vein - Fault	271.30	273.00	1.70	0.080	27.80
296392		293.00	295.00	2.00	0.015	20.30
296393		295.00	296.00	1.00	0.035	5.60

DDH 12 – 06 was drilled to confirm that mineralized intercept in DDH01 – 03 was part of the Dos Hornos zone, within the FW of the fault.

Sample #	DDH 12-06	From	To	M	Au g/t	Ag g/t
	Dos Hornos Vein 1
296474	cuts N30/60S Fault	103.00	106.00	2.00	0.015	23.70
296475		105.00	108.00	2.00	0.159	42.70
296476		107.00	109.00	2.00	0.005	32.20
296477		109.00	109.60	0.60	0.005	22.40
296478		109.60	111.60	2.00	1.012	167.00
296479		111.60	113.60	2.00	0.365	147.00
296474 – 79	Width of Zone	103.00	113.60	10.60	0.294	79.12
296475 – 79	Including	106.00	113.60	8.60	0.359	92.00
296478 – 79	Including	111.60	113.60	4.00	0.689	157.00
296478	Including	109.60	111.60	2.00	1.012	167.00

.

S37W
N37E
2367000
2368000
1100m
DDH 09 - 06
Road
Arroyo Dos Hornos
Road
To shaft 5
DDH 12 - 06
1075 Level
Road to Trench 3
Sample # m Au g/t Ag g/t
182169 2.20 0.420 90.00
N70E/ 60S
DDH 12-06
Sample # from to m Au g/t Ag g/t
Summary:
296474-79 103.00 113.60 10.60 0.264 42.70
Including 105.00 113.60 8.60 0.359 92.00
Including 109.60 113.60 4.00 0.689 157.00
Including 109.60 111.60 2.00 1.012 147.00
1010 Level
1000m
1000m
900m
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0m
25m
50m
100m
N30W/75W
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 1, Section 4
DDH 09 – 06, DDH 12 – 06
BY: Ing. German Francisco R.
F. Holcapek, P.Eng.
Sept. 2007
Updated: Oct. 2007
CREAM MINERALS

Page - 47 - of 120

Section 5 – incorporates DDH 01 – 03, DDH 02 – 03, DDH 11 – 03, Trench 3 and Shaft 9. Dos Hornos Zone 1 is displaced in this section. The N70E fault first displaced the zone to the SW and the N80W75 SW Fault moved the zone back to the SE.

DDH 01 – 03 intersected the Dos Hornos zone in the FW of the N70E structure at the 1,000 m level. The drill hole was stopped in mineralization.

Sample	DDH 01 - 03	from m	to m	Length m	Au g/t	Ag g/t
B104017	Vein 4, Parallel	0.00	2.00	2.00	2.945	144.00
B104150	Vein Fault 20% recovery	82.00	84.00	2.00	0.103	29.60
B104135	Stockwork Zone	188.00	190.00	2.00	0.011	19.70
B104136	Fault Vein	190.00	192.00	2.00	0.025	23.70
B104137	Stockwork	192.00	194.00	2.00	0.027	33.90
B104138		194.00	196.00	2.00	0.219	45.00
B104139		196.00	198.00	2.00	0.651	200.00
B104140	Stockwork	198.00	200.00	2.00	0.027	16.30
B104141		200.00	202.00	2.00	0.015	9.70
B104142	Fault Zone	202.00	204.00	2.00	0.012	5.10
B104143	Stockwork, fault	204.00	206.00	2.00	0.008	11.40
B104144		206.00	208.00	2.00	0.01	15.00
B104145		208.00	210.00	2.00	0.05	36.30
B104146		210.00	212.00	2.00	0.011	12.80
104136 – 40	Center section Vein 1 Fault	190.00	200.00	10.00	0.190	63.78
104137 – 39	Including	192.00	198.00	6.00	0.299	92.97
104138 – 39	Including	194.00	198.00	4.00	0.435	122.50
104139	Including	196.00	198.00	2.00	0.651	200.00

Trench 3 is an old Spanish trench, which was re-opened by tractor. The veins are in a 10 m wide high-grade section similar to channel samples in Trench 1, Trench 2, x-cut adit 4, and DDH 02 – 06.

Trench 3	Description	M	Au g/t	Ag g/t
660972	Quartz fragments in kaolinized tuff	2.00	0.140	30.90
660973	Dark brown tuff silicification low	2.00	7.603	265.90
660974	Dark brown tuff silicification low, veins	2.00	10.274	466.90
660975	Dark brown tuff silicification low, veins	2.00	1.712	217.00
660976	Dark brown tuff silicification low, veins	2.00	0.546	18.40
660977	Dark brown tuff silicification low,	2.00	0.291	5.30
660978	Dark brown tuff silicification low,	2.00	0.085	3.30
660979	Dark brown tuff silicification low,	2.00	0.163	7.30
660980	Dark brown tuff silicification low,	2.00	0.296	30.90
660972-80	All sample in zone	18.00	2.350	116.21
660972-76	including	10.00	4.060	199.82
660973-75	including	6.00	6.530	316.60

DDH 11 – 03 intersected the Dos Hornos mineralized zone in the HW of the N70E/60S fault. The quartz veins are crushed to sand and gougy. Wall rock is intensely altered to clay minerals with minor silica introduction.

Sample	DDH 11-03	from m	to m	Length m	Au g/t	Ag g/t
199011	Gouge, breccia with	26.00	28.00	2.00	0.11	16.60
199012	intense oxidation	28.00	30.00	2.00	0.222	68.00

Page - 48 - of 120

In DDH 01, 02, 11-03 a vein structure was intersected at the collar of the hole. This vein structure is not known from outcrops. At the drill location of DDH 10 – 06 (Section 6) a vein – breccia zone is exposed which may be part of this vein zone.

Sample	DDH 01 – 03	from m	to m	Length m	Au g/t	Ag g/t
B104017	Quartz Vein 4 , Parallel	0.00	2.00	2.00	2.945	144.00
	DDH 02 – 03
B104173	Vein 4	0.00	2.00	2.00	0.845	326.50
	DDH 11 – 03
199024	Vein 4	52.00	54.00	2.00	0.0778	124.00

CREAM MINERALS
SW
2460700 N
NE
1150 m
Arroyo Dos Hornos
Dos Hornos Segment 2
Adit3 Level
N80W/75S
1100 m
DOS HORNOS ZONE 1
HW of N70E/60S Fault
Level 1075
Veta Tomas
DDH 11 - 03
1050 m
DDH 01 - 03
0 m
50 m
100 m
Level 1010
N30W/75S
1000 m
DOS HORNOS ZONE 1
FW of N70E/60S Fault
Dos Hornos Segment 1
DDH 02 -03
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 1, SECTION 5
DDH 01, 02, 11 – 03
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct., 2007

Trench 3	m	Au g/t	Ag g/t
660972-80	18.00	2.346	116.21
660972-76	10.00	4.055	199.82
660972-75	8.00	5.034	242.05
660973-75	6.00	6.530	316.60

DDH 11 – 03 Vein 1 At Fault

Sample	from	to	m	Au g t	Ag g/t
199011	26.00	28.00	2.00	0.110	16.60
199012	28.00	30.00	2.00	0.222	68.00
199024	52.00	54.00	2.00	0.778	124.00

Creek

Sample #	m	Au g/t	Ag g/t
182166	1.50	0.350	110.00

DDH 01 - 03

Sample	from	to	m	Au g/t	Ag g/t
104017	0.00	2.00	2.00	2.950	31.00

DDH 01 - 03 Vein 1 FW

Sample	from	to	m	Au g/t	Ag g/t
104135-39	188.00	198.00	10.00	0.187	64.46
104137-39	192.00	198.00	6.00	0.299	92.97
104138-39	194.00	198.00	4.00	0.435	122.50
104139	196.00	198.00	2.00	0.651	200.00
104145	208.00	210.00	2.00	0.005	36.30

DDH 02-03

Sample	from	to	m	Au g/t	Ag g/t
104173	0.00	2.00	2.00	0.845	326.50
104193	40.00	42.00	2.00	0.371	64.00
104198	50.00	52.00	2.00	0.670	9.40
SUMMARY					
104214-16	82.00	88.00	6.00	0.769	79.97
104215-16	84.00	88.00	4.00	1.122	113.00
104216	86.00	88.00	2.00	1.729	147.00
Low recovery					
104217 – 18	88.00	90.00	2.00	0.102	5.30
Tricone bit	90.00	95.00	No Core Recovered

Page - 49 - of 120

9.30   DOS HORNOS SEGMENT 2:

CREAM MINERALS
NW
SE
2360700N
2360600N
2603500N
2360400N
Section 5
Section 6
Section 7
Section 8
Section 9
Section 10
Section 11
Section 12
Shaft 12
Veta Tomas
1200 m
1195 Level
N80W/75S
DDH 07 - 26
DDH 07 - 28
DDH 07 - 29
Trench 4
Shaft 10
Shaft 9
Trench 3
50.00 m
50.00 m
60.00 m
1100 m
DDH 07 - 30
DDH 16 - 05
DDH 11 - 03
DDH 15 - 06
1075 Level
DDH 07 - 27
DDH 02 - 03
DDH 11 - 06
DDH 07 - 32
Block 1
137.00 m
110.00 m
1000 m
DDH01 - 03
Veta Tomas
DDH 07 - 33
DDH 07 - 31
1010Level
Block 2
Block 3
Block 4
Block 5
N75 E/60S
0 m
50 m
100 m

CREAM MINERALS DE MEXICO S.A. DE C.V

NUEVO MILENIO
DOS HORNOS ZONE 1, SEGMENT 2
LONGITUDINAL SECTION

BY: Ing. German Francisco R April 20, 2007
F. Holcapek, P.Eng. Update Sept 30,2007

Figure 18: Longitudinal Section Dos Hornos Segment 2

Work completed:

DDH #	Bearing	Inclination	Northing	Easting	Elevation	m drilled
DDH 02 - 03	N37E	-60	2360665	521555	1052.00	209.00
DDH 11 - 03	S27W	-60			1052.00	124.00
DDH 10 - 06	N45E	-46	2360610	521554	1153.00	104.50
DDH 11 - 06	S45W	-45	2360635	521578	1153.00	165.00
DDH 15 - 06	S45W	-45	2360596	521649	1194.00	221.00
DDH 16 – 06	S45W	-45	2360513	521711	1211.00	148.50
DDH 07 - 27	S58W	-60	2360414	521875	1341.00	318.00
DDH 07 - 28	S60W	-45	2360460	521734	1265.00	177.00
DDH 07 - 29	S30W	-45	2360460	521734	1265.00	186.00
DDH07 - 30	S30W	-46	2360560	521694	1222.00	205.00
DDH 07 - 31	S55W	-55	2360616	521685	1197.00	264.00
DDH 07 - 32	S55W	-45	230634	521638	1178.00	168.00
DDH 07 - 33	S50W	-45	2360681	521642	1152	239.00

Page - 50 - of 120

Surface and Underground Workings:

Workings	Elevations	Description	Workings	Elevations	Description
Adit 3	1032		Trench 3	1052	Under road
Shaft 9	1152	Fault zone	Trench 4	1153	Poor exposure
Shaft 10	1153

Dos Hornos Segment 2 is located about 80 m SW of the FW intercept in DDH 01 – 03. It has a strike length of 440 m. This is a faulted off Segment of the Dos Hornos Structures.  Location of drill site was dictated by the topographic relief and was difficult at the best

SECTION 6 – There is no outcrop of the mineralized section in trench 4 except a silica zone. Shaft 10 was sunk on what appears to be Vein 3. DDH 10 – 06, DDH 11 – 06 and DDH 07 – 33 are located on this section, both intersected a wide mineralized zone Shaft 10 lies between Trench 3 and Trench 4 and was sunk on Vein 3 of the main Dos Hornos zone.

Sample	Shaft 10 collar	M	Au g/t	Ag g/t
199494	NE of Vein 1	1.40	1.240	310.00
199495		1.50	0.260	6.00
	Trench 4, wall rock
659504-06		4.75	1.822	79.42
Including		3.00	2.446	83.00

The objective of DDH 10 – 06 was to test the vein structure intersected at the collar of DDH 01-03

Sample	DDH 10 -06	From	To	M	Au g/t	Ag g/t
296396	Stock work	12.50	14.50	2.00	0.438	76.00
296397	Fault , Vein 1 & 2	14.50	16.50	2.00	0.218	61.00
296398	Fault quartz veinlets	16.50	18.50	2.00	0.475	25.20
296399	Fault quartz veinlets	18.50	20.50	2.00	0.938	248.10
296400	Quartz veins	20.50	22.50	2.00	1.614	185.00
296401		22.50	24.50	2.00	1.870	41.40
296402	Fault	24.50	26.50	2.00	0.265	20.80
296403	Stockwork, fault	26.50	28.50	2.00	0.222	31.50
296404	Stockwork weak	28.50	30.50	2.00	0.055	50.00
296405		30.50	32.50	2.00	0.050	39.20
296406	fault arts veinlets	32.50	34.50	2.00	0.090	35.80
296407	Fault vein 3	34.50	36.50	2.00	0.449	50.00
296408	fault arts veinlets	36.50	38.50	2.00	0.240	46.00
296409		38.50	40.50	2.00	0.275	51.00
296396- 409	Width of Zone	12.50	40.50	28.00	0.514	68.64
296396 -03	Including	12.50	28.50	16.00	0.755	86.13
296396 - 401	Including	12.50	24.50	12.00	0.926	106.12
296399 - 401	Including	18.50	24.50	6.00	1.474	158.17
296399 - 400	Including	18.50	22.50	4.00	1.276	216.55
296417	Fault Stockwork	54.50	56.50	2.00	0.025	6.70
296418	Black oxides	56.50	58.50	2.00	0.060	18.70
296419	Stockwork	58.50	60.50	2.00	0.080	27.90
296420		60.50	62.50	2.00	0.010	2.20
296424	Fault Stockwork, oxides	68.50	70.50	2.00	0.020	5.00
296425	quartz fragments	70.50	72.50	2.00	0.345	55.00
296426		72.50	74.50	2.00	0.222	47.00
296427	qtz veins, 30% py	74.50	76.50	2.00	0.459	51.00
296428		76.50	89.50	2.00	0.020	2.60
296429		78.50	80.50	2.00	0.005	1.20

Page - 51 - of 120

DDH 10 – 06 Dos Hornos Segment 2
Ag g/t
Au g/t as Ag equiv.
Ag g/t Equivalent
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
8.50
10.50
12.50
14.50
16.50
18.50
20.50
22.50
24.50
26.50
28.50
30.50
38.50
40.50
42.50
44.50
46.50
48.50
50.50
52.50
54.50
56.50
58.50
60.50
62.50
64.50
66.50
68.50
70.50
72.50
74.50
70.50
70.50
72.50
74.50
76.50
78.50
Drill Intercept in m

Figure 19:  Distribution of Au – Ag values DDH 10 - 06

DDH 11 – 06 Dos Hornos Segment 2
Ag g/t
Au g/t as Ag equiv.
Ag g/t equivalent
600
500
400
300
200
100
0
63.2
61.20
59.20
57.20
55.20
53.20
51.70
49.50
47.50
45.70
43.70
41.30
39.30
37.30
33.30
31.30
29.30
27.30
25.30
23.30
21.30
19.30
17.30
15.30
13.30
Drill Intercept m

Figure 20: Distribution of Au – Ag values in DDH 11- 06

Page - 52 - of 120

DDH 11 – 06 was drilled to the southwest to check the possibility of the mineralized zone to extend west beyond  DDH 10 -06 and to test a quartz breccia zone exposed in a rock cut behind the drill set up.

Sample	DDH 11 - 0 6	From	To	M	Au g/t	Ag g/t
296431	Quartz Veins 1 and 2	11.30	13.30	2.00	2.210	143.00
296432		13.30	15.30	2.00	1.754	279.50
296433	plus Stockwork fault	15.30	17.30	2.00	0.265	51.00
296434	and faulting	17.30	19.30	2.00	0.165	26.40
296435		19.30	21.30	2.00	0.630	152.00
296436		21.30	23.30	2.00	0.155	90.00
246437		23.30	25.30	2.00	0.055	33.40
296438		25.30	27.30	2.00	0.130	19.70
296439		27.30	29.30	2.00	0.105	57.00
296440		29.30	31.30	2.00	0.030	55.00
296431- 40	Width of Zone	11.3	31.3	20.00	0.550	90.70
Including		21.3	31.30	10.00	0.095	51.02
Including		11.30	23.30	12.00	0.863	123.65
Including		11.30	21.30	10.00	1.005	130.38
Including		11.30	17.30	6.00	1.410	157.83
Including		11.30	15.30	4.00	1.982	211.25
296447 – 48		43.70	47.70	4.00	0.173	102.00
Including		43.70	45.70	2.00	0.315	153.00
296455	Vein structure	59.20	61.20	2.00	10.423	29.30
296456		61.20	63.20	2.00	0.035	8.50
296457		63.2	65.2	2.00	0.010	5.70

DDH 07 – 33 was drilled to check the mineralized zone cut in DDH 10 – 06 and DDH 11 – 06 at depth. It is located approximately 25 m SE of section 6 and was drilled at a N50W at – 45. The drill hole cut the mineralized zone in a fault zone proving continuity of mineralization.

Sample	DDH 07 – 33	From	To	M	Au g/t	Ag g/t
E68624	Qtz Stockwork	76.00	78.00	2.00	0.054	0.80
E687625		78.00	80.00	2.00	<0.005	0.60
E687626	Fault, gouge, oxidized	80.00	82.00	2.00	0.01	13.40
E687627	breccia, gouge	82.00	84.00	2.00	0.135	34.20
E687628	breccia, gouge	84.00	86.00	2.00	0.083	2.80
E687629	breccia, gouge	86.00	88.00	2.00	0.332	101.00
E687630	Stockwork	88.00	90.00	2.00	<0.005	1.00
E687631	Stockwork	90.00	92.00	2.00	<0.005	1.10

Page - 53 - of 120

CREAM MINERALS
SW
NE
521600 E
Arroyo Dos Hornos
DDH 10 - 06
DDH 11 - 06
DDH 07 - 33
1100 m
1000 m
Level 1075
Level 1010
N52W/80S
0 m
25 m
50 m
LEGEND
Quartz Veins
Quartz Stockwork
Quartz Veins projected
Faults
Breccia

Trench 4 HW of Fault, poor samples

Sample #	m	Au g/t	Ag g/t
659504 – 06	4.75	1.822	79.42
including	3.00	0.446	83.00

DDH 10 - 06

Sample #	interval	m	Au g/t	Ag g/t
296396-09	12.50 – 40.50	28.00	0.514	68.64
Including	12.50 – 28.50	16.00	0.755	86.13
Including	12.50 – 24.50	12.00	0.926	106 12
Including	16.50 – 24.50	8.00	1.224	124.93
Including	18.50 – 24.50	6.00	1.474	158.55
Including	18.50 – 22.50	4.00	1.276	216.55
Including	36.50 – 40.50	4.00	0.321	49.00

DDH 11 - 06

Sample #	from	to	m	Au g/t	Ag g/t
296447–408	43.70	47.50	4.00	0.173	102.00
Including	43.70	45.70	2.00	0.315	153.00
296455	59.29	61.20	2.00	10.423	29.30

DDH 11 - 06

DDH 10 - 06

Sample #	interval	m	Au g/t	Ag g/t
296425	70.50 – 72.50	2.00	0.345	55.00
296426	72.50 – 74.50	2.00	0.222	47.00
296427	74.50 – 76.50	2.00	0.459	51.00
296425 – 27	70.50 – 76.50	6.00	0.340	51.00

DDH 07 – 33

Sample	From	To	m	Au g/t	Ag g/t
687626	80.00	82.00	2.00	0.010	13.40
687627	82.00	84.00	2.00	0.140	34.20
687628	84.00	86.00	2.00	0.080	2.80
687629	86.00	88.00	2.00	0.330	101.00

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
DOS HORNOS SEGMENT 2 SECTION 6
DDH 10 – 06, DDH 11- 06, DDH 07 – 33

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

March, 2007
Updated: Oct., 2007

SECTION 7 - DDH 07 – 32 was spotted to test the area between DDH 10 – 06 and DDH 15 – 06.

Faults, breccia and gouge zones gave low core recovery.

Sample	DDH 07 – 32	from m	to m	M	Au g/t	Ag g/t
687601	Qtz Stockwork fault, gouge	86.00	88.00	2.00	1.856	58.00
687602	breccia	88.00	90.00	2.00	0.270	14.20
687603	Abundant Qtz Veinlets	90.00	92.00	2.00	0.480	11.60
687604	Stockwork	92.00	94.00	2.00	0.515	54.90
687605	Fault	94.00	96.00	2.00	0.065	11.80
687606	Fault	96.00	98.00	2.00	0.315	7.40
687607	Fault	98.00	99.80	1.80	0.176	16.90
687608	quartz Vein	99.80	101.80	2.00	1.982	515.80
687609	quartz Vein	101.80	103.80	2.00	0.890	62.00
687610	Fault strong oxides	103.80	105.80	2.00	0.110	68.00
687611	Stockwork	105.80	107.80	2.00	0.015	13.70
687612	Stockwork	107.80	111.50	1.70	0.010	57.00
687613	Fault	109.50	113.50	2.00	0.005	34.20
687614	Fault	111.50	115.50	2.00	0.850	78.00
687615	fault gouge	113.50	117.50	2.00	0.390	42.10
687601 – 15	Weighted Average	86.00	117.50	29.50	0.536	70.19
687601 – 04	Including	86.00	94.00	8.00	0.780	34.68
687601	Including	86.00	88.00	2.00	1.856	58.00
687606 – 10	Including	96.00	105.80	9.80	0.705	136.410
687607 -09	Including	98.00	103.50	7.80	0.805	169.500
687608 – 09	Including	99.80	103.80	4.00	1.436	296.510
68614 – 15	Vein 2 including	111.50	117.50	4.00	0.620	60.05

Page - 54 - of 120

CREAM MINERALS
SW
NE
521600 E
DDH 07 - 32
Arroyo
Dos Hornos
Arroyo
1150 m
1100 m
1050 m
1000 m
Level 1075
Level 1010
N52W/80S
N35W/65S
N35W/65
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
0 m
25 m
50 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2 SECTION 7
DDH 07 – 32
BY: ING. GERMAN FRANCISCO R
F. HOLCAPEK, P.ENG.
MARCH, 2007
UPDATED: OCT., 2007

Wghted Avge	Sample #	From	To	m	Au g/t	Ag g/t
	687601 - 15	86.00	115.50	29.50	0.536	70.43
Including	687601 - 10	86.00	105.80	19.50	0.671	82.72
Including	687608 - 10	99.80	105.80	6.00	0.990	215.27
Including	687608 - 09	99.80	103.80	4.00	1.436	288.90
Including	687601	86.00	88.00	2.00	1.856	58.00
Including	687604	92.00	94.00	2.00	0.515	54.00
Including	687608	99.80	101.80	2.00	1.982	515.80
Including	687614	111.50	113.50	2.00	0.850	78.00

DDH 07 – 32 Dos Hornos Segment 2
Ag g/t
Au g/t as Ag equiv
Ag equiv g/t
700
600
500
400
300
200
100
0
86.00
88.00
90.00
92.00
94.00
96.00
98.00
99.80
101.80
103.80
105.80
107.80
109.50
111.50
113.50
Drill Intercept m

Figure 21: DDH 07 – 032 distribution of Au – Ag values

Page - 55 - of 120

SECTION 8 - DDH 07 – 31 and DDH 15 – 06 were drilled in this section. Topography is steep and drill sites are located within the FW site of the mineralized zone to be tested.

A strong gold – silver geochemical soil anomaly was tested by the drill holes. The core shows intense limonitic oxidation of the mineralized quartz veins in both drill holes. Faulting, breccia, and gouge zones were intersected. Cerargyrite (Hornsilver) was observed as small coloured particles which changed color to violet in the sun.

DDH 15 – 06	Description	from m	to m	M	Au g/t	Ag g/t
295526		82.10	84.10	2.00	0.201	10.20
295527		84.10	86.10	2.00	0.140	17.50
295528	breccia, fault, 30% recovery	86.10	87.00	0.90	0.200	6.30
295529	Gossan Qtz Vein 70% recovery	87.00	89.00	2.00	0.720	98.00
295530	Massive Qtz vein gossan	89.00	91.00	2.00	0.934	221.50
295531	60% qtz, 40% tuff, Stockwork	91.00	93.00	2.00	0.154	40.20
295532		93.00	95.00	2.00	0.054	21.50
295533	Stock work -strong oxidation	95.00	97.00	2.00	0.106	31.70
295534		97.00	99.00	2.00	0.060	17.00
295526 to 33	Weighted Average	82.10	99.00	16.90	0.291	54.49
295527 to 33	Including	84.10	99.00	14.90	0.303	60.43
295529 to 34	Including	87.00	99.00	12.00	0.338	71.65
295529 to 33	Including	87.00	97.00	10.00	0.394	82.58
295529 to 31	Including	87.00	93.00	6.00	0.603	119.9
295529 to 30	Including	87.00	91.00	4.00	0.827	159.75
295530	Including	89.00	91.00	2.00	0.934	221.5

CREAM MINERALS
SW
NE
521600 E
DDH 15 - 06
DDH 07 - 31
1150 m
Arroyo
DDH15-06
Sample from to m Au g/t Ag g/t
295526 – 33 82.10 97.00 14.90 0.322 59.52
295529 - 33 87.00 97.00 10.00 0.394 82.58
295529 – 31 87.00 93.00 6.00 0.603 119.90
295530 – 30 87.00 91.00 4.00 0.827 159.75
29530 89.00 91.00 2.00 0.934 221.50
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
Note:
Mineralized Section in both, DDH15 – 06 and DDH07 – 31 are strongly oxidized, Limonite, goethite, hematite and faulted .
Recovery problems in faulted – brecciated mineralized segments.
1100 m
Level 1075
DDH07-31
Sample from to m Au g/t Ag g/t
687573 – 74 136.00 138.00 4.00 1.26 8.70
687586 – 88 162.00 168.00 6.00 0.49 74.80
687587 – 88 164.00 168.00 4.00 0.66 101.50
687588 166.00 168.00 2.00 0.47 138.00
1050 m
N52W/75 to 80 S
Level 1010
0 m 25 m 50 m 75 m 100 m
1000 m
N35W/75
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, SECTION 8
DDH 15 – 06, DDH 07 – 31
BY: ING. GERMAN FRANCISCO R. MARCH, 2007
F. HOLCAPEK, P.ENG. UPDATED: OCT., 2007

Page - 56 - of 120

DDH 07 – 31	Description	from m	to m	M	Au g/t	Ag g/t
687573	veinlets of quartz sulphides	136.00	138.00	2.00	1.253	10.80
687574	pyrite veinlets, quartz veinlets	138.00	140.00	2.00	1.266	6.60
687575		140.00	142.00	2.00	0.168	0.90
68573 – 75	Weighted average	136.00	140.00	4.00	1.2595	8.70
687586	Quartz Vein 163.8 to 168	162.00	164.00	2.00	0.156	21.40
687587	limonite, hematite	164.00	166.00	2.00	0.851	65.00
687588	Main Quartz Vein 167.5 to 169	166.00	168.00	2.00	0.469	138.00
687586 – 88	weighted Average	162.00	168.00	6.00	0.492	74.80
687587 – 88	Including	164.00	162.00	4.00	0.660	101.50
687588	Including	166.00	168.00	2.00	0.469	138.00
687598	Siliceous Matrix	184.00	186.00	2.00	0.410	6.40

SECTION 9 - DDH 07 – 30 was drilled as a fill in hole. Topography is steep and quartz veins are indicated by quartz float along the hillside on the west side of the creek. There is only limited information available for this section. The drill hole intersected a strongly oxidized and faulted segment of the Dos Hornos zone. Assays of quartz veins and stockwork show no significant values.

CREAM MINERALS
S55W
N55E
521700 E
1200 m
Cordon Dos Hornos
DDH 07 - 30
Level 1195 m
N52W/80 S
Arroyo
1150 m
Note:
Mineralized Section extremely oxidized, goethite, limonite, hematite and faulted.
Recovery problems in mineralized vein fault – breccia.
Sample from to m Au g/t Ag g/t
Summary:
295987 102.00 111.50 9.50 0.109 20.36
Including:
295987 102.00 103.50 1.50 0.390 85.00
1100 m
Level 1075
0 m 25 m 50 m
1050 m
LEGEND
Quartz Veins
Quartz Stockwork
Faults
Breccia
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 9
DDH 07 – 30
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct.,2007

Page - 57 - of 120

Section 10:  DDH 16 – 06 was located within a steep creek to drill under Creston Dos Hornos. Silicified tuffs, cut by quartz stockwork, are exposed along a line of cliffs. Several shallow shafts and a short adit explored the quartz - stock work zone.

DDH 16 – 06 cut the quartz vein zone. Faulting, breccia and gouge are prominent within the core. Core recovery is variable but in general lower within the mineralized section. The drill hole was spotted within the FW zone of the mineralized structure because of rugged topography hence it is not clear if the drill hole cut the whole or only part of the mineralized zone.

DDH 16 – 06	Description	From	To	M	Au g/t	Ag g/t
295560	Qtz veins	72.40	73.50	1.10	<0.005	11.90
295561	Fault, heavy oxides	73.50	75.50	2.00	0.800	206.30
295562	Fault, heavy oxides	75.50	77.20	1.70	0.903	10.40
295563	Fault, heavy oxides	77.20	79.20	2.00	0.153	24.20
295561-63	weighted Avge	73.50	79.20	5.70	0.604	83.98
295561-62	Including	73.50	75.50	3.70	0.847	116.29
295571	Qtz vein, fault oxides	121.50	123.50	2.00	0.365	46.00

CREAM MINERALS
S60W
Cordon Dos Hornos
521700 E
N60E
Arroyo
1200 m
Level 1195
Note:
Vein Fault shows Quartz breccia,
gouge (quartz sand and oxidation
LEGEND
Quartz Veins
Quartz Stock work
Basic Dyke
Faults
Breccia
DDH 16-06
1150 m
Sample # From to m Au g/t Ag g/t
295561-63 73.50 79.20 5.70 0.604 83.98
295561-62 73.50 77.20 3.70 0.847 116.29
40% recovery, Galena, Sphalerite
295571 121.50 123.50 2.00 0.365 46.00
1100 m
0 m
25 m
50 m
Level 1075
1050 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 10
DDH 16 – 06
BY: Ing. German Francisco R
March, 2007
F. Holcapek, P.Eng.
Updated: Oct.,2007

Page - 58 - of 120

Section 11:  Cuts across the north site of Creston Dos Hornos an extremely slope. The drill holes went across the upper part of an arroyo with the zone apparently located under the topographic low.

DDH 07 – 28 was drill S60 W, - 45 degrees to test the area below the silicified cap of rhyolitic tuffs. Intense faulting associated with breccia and gouge zones were encountered. No significant gold – silver mineralization was intercept, but the presence of quartz fragments, quartz sand in gouge zone suggest the continuation of the mineralized zone.

DDH 07–29 was drill at S30W, - 45 degree to test the topography high of Creston Dos Hornos, which is not accessible because of topography. The drill hole was drilled at a small angle to a fault plane. It intersected two segments containing breccia fragment of quartz. It intersected the N52W/80 S fault (Fault set 4).  The geological setting suggest reverse movement i.e. HW up in respect to FW.

CREAM MINERALS
SW
NE
521700 E
1250 m
Cordon Dos Hornos
DDH 07 - 28
1200 m
Level 1195
LEGEND
Quartz Veins
Quartz Stock work
Faults
Breccia
N80W70S
N25W/75 to 80 S
1150 m
1150 m
No Significant Values
Faulting and Gouge
Quartz zone is continuous
1100m
0 m
25 m
50 m
Level 1075
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, Section 11a
DDH 07 - 28
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Oct.,2007

Page - 59 - of 120

CREAM MINERALS
S30 W
N30 E
521700 E
1250 m
DDH 07 - 29
N52W/80 S
Note: Core is Faulted, brecciated with gouge
Quartz observed as breccia fragments
in core. Gouge and breccia section show
heavy, black pyrite to 15%.
1200 m
N80W/70S
1200 m
Level 1195
No Significant assay Values
Faulting , breccia and Gouge
Up to 15 % Pyrite
1150 m
0 m
25 m
50 m
LEGEND
Quartz Veins
Quartz Veins
Quartz Stock work
Faults
Breccia
1100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SEGMENT 2, SECTION 11B
DDH 07 - 29
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
March, 2007
Updated: Nov., 2007

Section 12:  This section was explored by DDH 07 – 26 and DDH 07 – 27 both are located on top of Creston Dos Hornos.  A N80W/70S fault passes through this area, but it was intersected by neither drill holes suggesting that that both intersected the mineralized zone within the FW of the Fault.

Shaft 12 is located at elevation 1320 m and within the HW of the N80W/70S Fault. The structural setting suggests the mineralized quartz vein sunk on is part of Veta Tomas. The shaft has an average width of 1.30 m and is 4 m deep. Walls are rhyolite tuffs kaolinized and cut by quartz veining. Leaching due to oxidation of sulphides is indicated.

Shaft 12	Description	M	Au g/t	Ag g/t
295693	Creston Dos Hornos	1.20	2.506	91.00
295694	along shaft wall	1.00	0.342	9.40
295695		1.60	7.337	40.40
295696		1.40	4.937	7.70
295697		1.50	8.777	32.00
295693 - 97	Weighted Average	1.34	5.249	36.12

DDH 07 – 26 cut the mineralization in the FW of the N80W/70S Fault. It has 2 zones of mineralization,   which are fault segments of the same zone. The first is 14 m wide and the second 15.80 m. Assays are in the lower range but this is normal for oxidized –gouge - breccia drill core derived from fault zones.

Free, particulate gold was observed within quartz fragments. Leaching of silver values is indicated

Page - 60 - of 120

DDH 07 - 26	Description	from	To	length	Au g/t	Ag ppm
295866	qtz vein 40 deg	119.30	121.40	2.10	0.060	3.50
295868	Fault –oxidized	135.50	137.50	2.00	0.205	3.00
295869	Qtz vein oxidized	137.50	139.50	2.00	1.741	70.00
295870	Vein plus Gouge	139.50	141.50	2.00	0.175	27.50
295871	Oxidized	141.50	143.50	2.00	0.497	9.00
295872	Gouge quartz	143.50	145.50	2.00	0.138	3.00
295873	Fault	145.50	147.50	2.00	0.205	3.30
295874	quartz frag	147.50	149.50	2.00	0.105	3.40
29868-74	Total section	135.50	149.50	14.00	0.438	17.03
29868-71	Including	135.50	143.50	8.00	0.655	27.38
29868-69	Including	135.50	139.50	4.00	0.973	36.50
29868-69	Including	137.50	139.50	2.00	1.741	70.00
295878	Stockwork	155.50	157.50	2.00	0.115	2.00
295879	50% Qtz, 50% tuff	157.50	159.50	2.00	0.160	5.20
295880	50% Qtz, 50% tuff	159.50	161.50	2.00	0.175	7.10
295881	Qtz vein massive	161.50	163.50	2.00	0.980	115.00
295882	Fault gouge	163.50	165.50	2.00	0.252	32.90
295883	Fault, gouge	165.50	167.30	1.80	0.878	3.40
295884	Quartz Vein Leached	167.30	169.30	2.00	0.485	26.30
295885	Quartz Vein Leached	169.30	171.30	2.00	0.140	10.50
295878-85	Total section	155.50	171.30	15.80	0.392	25.58
295881-84	Including	161.50	169.30	7.80	0.643	45.45
295881-83	Including	161.50	167.30	5.80	0.697	52.03
295881-82	Including	161.50	165.50	4.00	0.616	73.95
295881	Including	161.50	163.50	2.00	0.980	115.00
295883	Including	165.50	167.30	1.80	0.878	3.40

Figure 22: DDH 07 – 26   distribution of Au – Ag values

Page - 61 - of 120

DDH 07 – 27 intersected the mineralized zone at an intersection with a N35W/75S fault. The zone is oxidized, brecciated and has gouge. Assays are strongly anomalous in gold and silver and are considered typical for breccia – gouge intercept. The zone is 11.90 m wide.

DDH 07 - 27	Description	from m	to m	length	Au g/t	Ag ppm
295893	Silic. Tuff 5% py	180.80	182.80	2.00	0.550	5.60
295894	Fault, Intense Oxid.	182.80	184.80	2.00	0.260	22.30
295895	oxidation gouge qtz	184.80	186.80	2.00	0.030	7.70
295896	oxidation qtz	186.80	188.80	2.00	1.365	12.00
295897	oxidation fault qtz	188.80	190.80	2.00	0.365	24.10
295898	oxidation gouge qtz	190.80	192.70	1.90	0.385	48.00
295893-98	Average all samples	180.8	192.7	11.90	0.493	19.71
295893-94	Including	180.8	184.80	4.00	0.405	13.95
295896-98	Including	186.80	192.70	5.90	0.710	27.69
295893	Including	180.80	182.80	2.00	0.550	5.60
295896	Including	186.80	188.80	2.00	1.365	12.00
	Section 2
295905	qtz vein oxidized limonitic	255.00	257.00	2.00	<0.005	62.00
295906		257.00	259.00	2.00	0.290	51.00

Figure 23: DDH 07 – 27 Distribution of Au – Ag Values

Page - 62 - of 120

CREAM MINERALS
S57W
521800 E
DDH 07 – 26
DDH 07 - 27
DDH 07 - 27 A
N57E
Rhyolite flows
Devitrified
Opals
Cave
1300 m
0 m
50 m
100 m
Shaft 12
Paleo – Soil Horizon
Veta Tomas
1200 m
Level 1195
1200m
N80W/70S
N35W/65S
Sulphide Veinlets
Galena, Sphalerite,
1100 m
Level 1075
N35W/65S
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia

DDH 07 – 26 Section 1 oxidation, gouge, breccia

Sample #	From	To	m	Au g/t	Ag g/t
Summary Section 1					
29868 – 74	135.50	149.50	14.00	0.438	17.03
29868 – 71	135.50	143.50	8.00	0.655	27.38
29868 - 70	135.50	139.50	4.00	0.973	36.50
29869	137.50	139.50	2.00	1.741	70.00
Summary Section 2					
295878 – 85	155.50	171.30	15.80	0.392	25.58
295881 - 84	161.50	169.30	7.80	0.643	45.45
295881 – 83	161.50	167.30	5.80	0.697	52.03
295881 - 82	161.50	165.50	4.00	0.616	73.95
295881	161.50	163.50	2.00	0.980	115.00
295883	165.50	167.30	1.80	0.878	3.40

DDH 07 – 27 Strong oxidation, Fault, gouge, breccia

Sample #	From	To	m	Au g/t	Ag g/t
Summary Section 1					
295893 - 98	180.80	192.70	11.90	0.493	19.71
295893 – 94	180.80	184.80	4.00	0.405	13.95
295896 - 98	186.80	92.70	5.90	0.710	27.69
295893	180.80	182.80	2.00	0.550	5.60
295896	186.80	188.80	2.00	1.365	12.00
Summary Section 2					
295905	255.00	257.00	2.00	0.132	62.00
295906	257.00	259.00	2.00	0.290	51.00

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
DOS HORNOS SEGMENT 2, SECTION 12
DDH 07 - 26, DDH 07 – 27, DDH 07 -27 A

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

March, 2007
Updated: Oct., 2007

Section 13 lies along the HW of the N80W/70 S fault, which displaces the Dos Hornos Zone to the SE.   DDH 21 – 06 stayed in the FW of the fault and cut a breccia – gouge zone (poor core recovery). The intersected zone (Quartz fragments and quartz sand) is part of the Dos Hornos Zone in the FW of the N80W/70 S fault.

DDH 21		from m	To m	M	Au g/t	Ag ppm
295685	Fault striation, tectonic breccia, mylonite	100.50	102.50	2.00	0.038	5.50
295686	Fractures with pyrite, to 5 cm wide 30 to 35%	102.50	104.50	2.00	0.020	7.90
295687	fault, gouge , Fe ox., minor pyrite diss. 4 to 5%.	104.5	106.50	2.00	0.010	2.40
295690		118.8	120.80	2.00	0.005	1.10
295691	Stockwork	126.60	128.60	2.00	0.005	75.02
295692		128.60	130.60	2.00	0.010	2.70
295699	Fault Qtz Stockwork, breccia, gouge	202.00	204.00	2.00	0.190	51.00
295700	Fault Qtz Stockwork, breccia, gouge	204.00	206.00	2.00	0.119	34.20
295701	Fault Qtz Stockwork, breccia, gouge	206.00	208.00	2.00	0.055	10.00
295702	Fault Qtz Stockwork, breccia, gouge	208.00	210.00	2.00	0.109	4.90
295703	Zone of breccia, gouge	210.00	212.00	2.00	0.090	5.20
295704	reddish oxidation	212.00	214.00	2.00	0.025	3.10
295705	Core broken and washed	214.00	216.00	2.00	0.038	5.40

Page - 63 - of 120

9.40 VETA TOMAS:

Work Completed:

From Section 12 (Shaft 5) to Section 17 (DDH 07 – 22, Mina Santa Gertrudis):

DDH #	Bearing	Inclination	Northing	Eastings	Elev	m drilled
DDH 07 - 26	S60W	-50	2360381	521825	1345.00	198.00
DDH 07 - 27 A	S60W	-55	2360420	521884	1340.00	34.90
DDH 07 - 27	S58E	-60	2360414	521875	1341	318 m
DDH 20 - 06	S60W	-45	2360336	521881	1307.00	187.50
DDH 21 - 06	S60W	-55	2360340	521918	1304.00	255.00
DDH 18 - 06	S45W	-45	2360229	521906	1247.00	148.50
DDH 19 - 03	S89W	-45	2360188	521876	1237.00	176.00
DDH 07 - 24	S60W	-50	2360169	521959	1244.00	193.50
DDH 07 - 23	S65W	-50	2360081	521953	1244.00	168.00

Surface and Underground Workings:

Workings	Description	Workings	Description
Shaft 11	Veta Toms Center	Santa Gertrudis open cut	Veta Tomas South
2 Short Adits	Veta Tomas Center	Shaft 13	Veta Tomas South
Shaft 12	Veta Tomas Center	Shaft 14	Veta Tomas South
Mina San Miguel	Veta Tomas South	Shaft 15	Veta Tomas South

CREAM MINERALS
Rhyolite Flow
Devitrified
2360200 N
2360100 N
2360000 N
2359900 N
Section 13
Section 14
Section 15
Section 16
Section 17
1300 m
Shaft 12
115 m
Block 1
Mina San Miguel
Mina
Santa Gertrudis
DDH 07 - 27
DDH 20 - 06
Level 1195
1200 m
Shaft 13
Shaft 14
VETA GERTRUDIS
95 m
DDH 19 - 03
DDH 07 - 26
Block 2
DDH 18 - 06
DDH 07 - 24
DDH 07 - 23
DDH 07 - 22
DDH 19 - 06
DDH 21 - 06
1100 m
Level 1075
95 m
100m
DOS HORNOS SEGMENT 2
70 m
80 m
Block6
Block 3
Block 4
Block5
Level 1010
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO
VETA TOMAS,
LONGITUDINAL SECTION
F. Holcapek, P.Eng.
Update
Nov. 20, 2007
VETA TOMAS

Figure 24:  Longitudinal Section Veta Tomas

Page - 64 - of 120

Shaft 11 at Creston Dos Hornos is located along, what appears to be Veta Tomas Segment in the FW of a N80W/75 fault. It is the only known exposure of fault Segment 2 of Veta Tomas. This Fault cut across the front of DDH 20 – 07 and DDH 21 – 07 cuts and displaces Dos Hornos segment 2 to the SE under the rhyolite flows covering the flank of Cerro Bartolo.   Shaft 12, located in the HW of the N80W/75 Fault lies about 230 m SE of Shaft 11 and was sunk on the displaced segment of Veta Tomas. Mina San Miguel and Mina Santa Gertrudis are exploring Veta Tomas.

Section 13 - DDH 21 – 06 cuts the Dos Hornos zone in the FW of the fault and is part of Dos Hornos Segment 2.  DDH 20 – 06 intersected Veta Tomas in the HW of the fault.

DDH 20 -06 passes through the fault from the FW into the HW intersecting Veta Tomas, which was moved SE on strike with the Dos Hornos Zone. This is the same zone explored by Mina San Miguel and Mina Santa Gertrudis.

DDH 20 – 06	Description	From	To	M	Au g/t	Ag g/t
295667	Stockwork	131.30	133.30	2.00	0.025	7.00
295668		133.30	135.30	2.00	0.235	0.80
295675	Quartz Vein Fault	147.30	148.80	1.50	0.105	6.00
295676	Quartz Vein Fault	148.80	150.80	2.00	0.820	61.00
295677	Quartz Vein	150.80	152.80	2.00	0.785	60.00
295678	Quartz Vein	152.80	154.80	2.00	3.703	334.50
295679	Quartz Vein	154.80	156.80	2.00	1.338	188.00
295680	Quartz Stockwork	156.80	158.80	2.00	0.235	9.10
295681		158.80	160.80	2.00	0.215	9.70
295675 to 81	Weighted Average	147.30	158.80	13.50	1.063	98.785
295676 to 80	Including	148.80	158.80	10.00	1.376	130.520
295676 to 79		148.80	156.80	8.00	1.662	160.875
295677 to 79	Including	150.80	156.80	6.00	1.942	194.167
295678 to 79	Including	152.80	156.80	4.00	2.521	261.250
295678	Including	152.80	154.80	2.00	3.703	334.500

Figure 25: DDH 20 – 06 Distribution of Au – Ag values

Page - 65 - of 120

CREAM MINERALS
SW
NE
21900 E
1300 m
1250 m
1200 m
1150 m
DDH 20 - 06
DDH 21 - 06
Veta Tomas
N80W/70S
N25W/75S
Level 1195
Level 1075
0 m
25 m
50 m
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia

DDH 20 - 06

Sample #	From	To	m	Au g/t	Ag g/t
Summary:					
295675 to 81	147.30	158.80	11.50	1.063	98.78
295676 to 80	148.80	158.80	10.00	1.376	130.52
295677 to 79	150.80	156.80	6.00	1.942	194.17
295678 to 79	152.80	156.80	4.00	2.521	261.25
295678	152.80	154.80	2.00	3.703	334.50

DDH 21 – 06 Breccia , gouge, fault

Sample #	From	To	m	Au g/t	Ag g/t
Summary:					
295699	202.00	204.00	2.00	0.190	51.00
295600	204.00	206.00	2.00	0.119	34.20
295701	206.00	208.00	2.00	0.055	10.00
295702	208.00	210.00	2.00	0.109	4.90
295703	210.00	212.00	2.00	0.090	5.20

CREAM MINERALS DE MEXICO S.A. DE C.V.

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

March, 2007
Updated: July 2008

Section 14:  DDH 18 -06 was located to test the mineralized zone below Mina San Miguel. DDH19 -03 was drilled west from the road to San Miguel at about 40 degree to the trend of the structure. Mina San Miguel lies along this section. Sampling of Mina San Miguel was hampered by a thick coat of secondary silica deposited by circulating ground water on the walls.  Both diamond drill holes cut the mineralized zone.

DDH 18 -06	Description	from m	to m	M	Au g/t	Ag g/t
295596	Stockwork oxidized	61.10	63.10	2.00	0.370	56.00
295597	Quartz Vein	63.10	65.10	2.00	0.676	67.00
295598	Hematitic, limonitic	65.10	67.10	2.00	0.390	34.80
295596-98		61.10	67.10	6.00	0.479	52.60
295607	Quartz Stockwork, fault	83.10	85.10	2.00	0.850	10.10
25608	breccia, gouge	85.10	87.10	2.00	0.140	21.10
25609	gouge, broken core	87.10	89.10	2.00	0.035	4.00
25610	Limonitic	89.10	91.20	2.10	0.050	9.90
295611	Quartz Vein, hematitic,	91.20	93.20	2.00	2.345	227.40
295612	inclusions of wall rock	93.20	95.20	2.00	1.220	179.00
295613	vein plus faults, small	95.20	97.20	2.00	0.105	13.80
295614	Quartz Vein	97.20	99.20	2.00	0.165	8.60
295615	Quartz Stockwork	99.20	101.20	2.00	0.156	13.00
295611 – 15	Weighted Avge	91.20	101.20	10.00	0.798	88.36
295611 -14	Including	91.20	99.20	8.00	0.959	107.20
295611 -13	Including	91.20	97.20	6.00	1.223	140.07
295611 – 12	Including	91.20	95.20	4.00	1.783	203.20

Page - 66 - of 120

CREAM MINERALS
SW
NE
521800 E
1250 m
DDH 18 - 06
Mina San Miguel
1200 m
Road
Road
Level 1195
1200 m
Very low recovery
1150 m
1150 m
LEGEND
Quartz Veins
Quartz Stock work
Faults
Breccia
1100 m
0 m
25 m
50 m
Level 10 75
1050 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS, SECTION 14 A
DDH 18 – 06
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10,2007
Updated: Oct 15,2007

Sample #	From	To	m	Au g/t	Ag g/t
FW of Fault zone,					
295596 - 98	61.10	67.10	6.00	0.479	52.60
295607 – 08	83.10	87.10	4.00	0.495	15.60
295609 – 10	87.10	91.20	4.20	low recovery	
HW of Fault Zone					
295611 - 15	91.20	101.50	10.00	0.798	88.36
295611 - 14	91.20	99.20	8.00	0.959	107.20
295611 - 13	91.20	97.20	6.00	1.223	140.07
295611 - 12	91.20	95.20	4.00	1.783	203.20

DDH 19 – 03	Description	from m	to m	M	Au g/t	Ag g/t
182564	Stock work	4.00	6.00	2.00	0.065	20.10
182569	Stockwork	14.00	16.00	2.00	0.877	18.20
182573	Stockwork	22.00	24.00	2.00	0.093	31.80
182579	Qtz Vein brecciated	34.00	36.00	2.00	0.147	14.10
182580	cavities, porous	36.00	38.00	2.00	0.091	19.10
182581	fine Sulfides as Veinlets	38.00	40.00	2.00	0.323	127.00
182582	in Qtz	40.00	42.00	2.00	0.670	182.00
182583	Stock work	42.00	44.00	2.00	0.514	68.00
182584		44.00	46.00	2.00	0.126	34.50
182581 – 84	Weighted Average	38.00	46.00	8.00	0.468	111.18
182581 – 83	Including	38.00	44.00	6.00	0.502	125.67
182581 – 82	Including	38.00	42.00	4.00	0.497	154.50

Sample #	Mina San Miguel	M	Au g/t	Ag g/t
660493 – 98	All samples Silica coating	12.40	0.075	12.58
660496 – 98	quartz structure	4.00	0.235	39.00
660498	vein	1.20	0.773	130.00

Page - 67 - of 120

W
E
521900 E
1300 m
MINA
SAN MIGUEL
Old road to
Mina Santa Gertrudis
DDH 19 -03
1200 m
1200 m
Level 1195
1100 m
0 m
50 m
100 m
1000 m
Level 1075
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS, SECTION 14 b
DDH 19 – 03
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10,2007
Updated: Oct 15,2007

Mine Channel Samples

Sample #	m	Au g/t	Ag g/t
660493 – 98	12.40	0.075	12.58
660496 – 98	4.00	0.235	39.00
660498	1.20	0.773	130.00

DDH 19 - 03

Sample #	from	to	m	Au g/t	Ag g/t
182569	14.00	16.00	2.00	0.877	18.20
Summary					
182579-84	34.00	46.00	12.00	0.310	74.12
Including	38.00	46.00	8.00	0.410	102.88
Including	38.00	42.00	4.00	0.500	154.50
182649	164.00	166.00	2.00	0.021	34.10

Sample #	Mina San Miguel	M	Au g/t	Ag g/t
660493 – 98	All samples Silica coating	12.40	0.075	12.58
660496 – 98	quartz structure	4.00	0.235	39.00
660498	vein	1.20	0.773	130.00

Section 15 – Only DDH 07 – 24 is located in this section. The drill hole cut a major micro breccia zone with gouge and quartz sand. Recovery in these sections of crushing was less than 50%. Free gold was observed in micro breccia.

DDH 07-24	Description	from m	to m	M	Au g/t	Ag g/t
295789	Stock work	98.00	100.00	2.00	0.045	8.50
295790	Micro breccia	100.00	102.00	2.00	0.025	3.30
295791	Pyrite 2 to 15%	102.00	104.00	2.00	0.030	4.40
295792	Breccia, gouge, Qtz	104.00	106.00	2.00	0.090	145.00
295793	Fault Qtz zone 10% py	106.00	108.00	2.00	0.045	12.70
295794	Fault Qtz	108.00	110.00	2.00	0.100	16.50
295795	Fault Qtz	110.00	112.00	2.00	0.068	47.00
295796	Fault Qtz	112.00	114.00	2.00	0.210	154.00
295797	Fault Qtz	114.00	116.00	2.00	0.170	60.00
295798	Fault Qtz	116.00	118.00	2.00	0.025	4.10
295799	Fault Qtz	118.00	120.00	2.00	0.053	53.00
295800	Quartz Vein AgS	120.00	122.00	2.00	0.390	131.00

Page - 68 - of 120

DDH 07-24	Description	from m	to m	M	Au g/t	Ag g/t
295792-800	All Samples	104.00	122.00	18.00	0.128	69.26
295795-97	Including	110.00	114.00	6.00	0.149	87.00
295796 – 97	Including	112.00	116.00	4.00	0.190	107.00
295799-800	Including	118.00	122.00	4.00	0.222	92.00
295792	Including	104.00	106.00	2.00	0.090	145.00
295796	Including	112.00	114.00	2.00	0.210	154.00
295800	Including	120.00	122.00	2.00	0.390	131.00

CREAM MINERALS
S60W
N60E
521900 E
1250 m
DDH 07 - 24
Shaft 13
1200 m
Arroyo San Miguel
1150 m
0 m
25 m
50 m
1100 m
Level 1075
Note:
Fault, gouge and breccia section have poor recovery average 50%
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS, SECTION 15
DDH07 - 24
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10,2007
Updated: July 2008

DDH 07 – 24 FW of Fault

Sample #	from	to	m	Au g/t	Ag g/t
Summary FW of Fault					
95792 - 98	104.00	118.00	14.00	0.101	62.76
295795 - 97	110.00	116.00	6.00	0.149	87.00
295796 – 97	112.00	114.00	4.00	0.190	107.00
295769	104.00	106.00	2.00	0.090	145.00
295796	112.00	114.00	2.00	0.210	154.00
295797	114.00	116.00	2.00	0.170	60.00

DDH 07 – 24 HW of Fault

Sample #	from	to	m	Au g/t	Ag g/t
Summary HW of Fault					
295799 – 806	118.00	133.90	15.90	0.104	32.59
295799 - 800	118.00	122.00	4.00	0.222	92.00
295804 - 806	128.00	133.90	5.90	0.103	21.95
295800	120.00	122.00	2.00	0.390	131.00
295804	128.00	129.90	1.90	0.055	34.70
295806	131.90	133.90	2.00	0.230	30.50

Section 16 – Only DDH 07 – 23 is located in this section. The drill hole cut a major high-grade quartz vein bound by fault gouge and breccia. Faulting, intersected in the drill hole, and produced repetition of vein in the FW.

DDH 07 - 23	Description	from	To	M	Au g/t	Ag g/t
295758		78.60	80.60	2.00	0.525	154.00
295759	Quartz Vein	80.60	82.60	2.00	4.350	1388.40
295760	Fault zone gouge	82.60	84.60	2.00	0.242	34.80
295758 – 60	average all sample	78.60	84.60	6.00	1.706	525.73
295758 – 59	Including	78.60	82.60	4.00	2.438	771.20
295759	Including	80.60	82.60	2.00	4.350	1388.40
295765	Qtz Vein	117.50	119.50	2.00	0.02	2.40
295766		119.50	121.50	2.00	<0.005	2.10
295767		121.50	123.50	2.00	<0.005	1.10
295768	Fault	123.50	125.50	2.00	<0.005	0.90
295769		125.50	127.50	2.00	0.01	2.90

Page - 69 - of 120

S65W
N65E
521900 E
1250 m
1200 m
1150 m
1100 m
DDH 07 - 23
Road
Level 1195
Level 1075
0 m
25 m
50 m
LEGEND
Quartz Veins
Quartz Stock work
Quartz Veins projected
Faults
Breccia
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
VETA TOMAS, SECTION 16
DDH07 - 23
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
May 10,2007
Updated: Oct 15,2007

DDH 07 – 23

Sample #	from	to	m	Au g/t	Ag g/t
Summary					
295758 - 60	78.60	84.00	6.00	1.706	525.73
295758 - 59	78.60	82.60	4.00	2.438	771.20
295759	80.60	82.60	2.00	4.350	1368.45

DDH 07 – 23 Veta Tomas
Ag g/t
Au g/t as Ag equiv
Ag equiv g/t
1800.00
1600.00
1400.00
1200.00
1000.00
800.00
600.00
400.00
200.00
0.00
72.60
74.60
76.60
78.60
80.60
82.60
84.60
86.60
Drill Intercept m

Figure 26: DDH 07 – 23 Distribution of Au – Ag values

Page - 70 - of 120

Section 17 lies near the next N80W/70S fault. DDH 22- 06   cuts multiple sets of faults dipping at 50 degree to the core axis. The quartz veins and stockwork cut by these fault are brecciated, gougy and fragmented resulting in poor core recovery.

Assaying returned no significant values because of core losses and washing of core, but the structure continues to the FW of the fault.

DDH 07 – 22		From	To	m	Au g/t	Ag g/t
295717	Stock work, gouge, breccia	87.40	88.50	1.10	0.205	4.3
295618	Stockwork	91.00	93.00	2.00	0.42	2.3
295719		93.00	95.00	2.00	<0.05	0.8
295720	Micro breccia	95.00	97.00	2.00	0.030	6.2
295721	Qtz Vein, Micro breccia	97.00	99.00	2.00	0.055	7.7
295722	Stockwork	99.00	101.00	2.00	0.115	6.6
295723	Micro Breccia	101.00	103.00	2.00	0.045	3.7

Mina Santa Gertrudis, large open cut, shafts, and sorted ore piles gives evidence of limited past production. Intense silica flooding, brecciation and sulphides forms the footwall of a NW trending weakly argillic – silicified zone of lithic tuffs.

Open cut	Mina Santa Gertrudis	M	Au g/t	Ag g/t
343106	Quartz breccia, silicified Tuffs , Sulphides	4.00	1.54	700.00

9.50 ONCE BOCAS:

Work completed:

Description	Bearing	Angle	m drilled	HD	Easting	Northing	Elevation
DDH 03 – 02	S25W	-45	228	161.2	521057.14	2360675.57	1047.68
DDH 04 – 02	S25W	-45	94	66.46	521063.51	2360587.36	1034.49
DDH 06 – 03	N30E	-45	220	155.54	520989.17	2360582.7	1034.34
DDH 07 – 03	N30E	-45	90	63.63	520953.82	2360618.93	1022.55
DDH 08 – 03	N30E	-45	191	135.04	520953.82	2360618.93	1022.55
DDH 09 – 03	S30W	-45	208	147.06	521048.82	2360724.52	1046.18
DDH 10 – 03	N30E	-67	164	115.95	520989.17	2360582.7	1034.34
DDH 12 – 03	N66E	-45	197	139.28	521003.82	2360530.76	1042.33

Once Bocas Surface and Underground Workings  :

North of Creek	Description	South of Creek	Description
Adit 1	Creek level Stockwork	Shaft 6	Below Trench 3
Adit 2	Creek level Stockwork	shaft 7	Below Trench 3
Adit 3	Connect to drift 1	shaft 8	Incline plus x-cut
Decline Shaft 1	Connect to drift 1	shaft 9	on road Si zone
X-cut Shaft 2	Connects to drift 1	Shaft 10	plus drift
Shaft 3	Connects to drift 2	Shaft 11	to west of Zone
shaft4	above drift 1	Trench 3	south of Creek
Shaft 5	not opened	Trench 4	Top of Ridge
Trench 1	at road	Trench 5	west of ridge
Trench 2	at road

Page - 71 - of 120

Legend
0 m
250 m
DOS HORNOS
ONCE BOCAS
VETA TOMAS
Once Bocas South

CREAM MINERALS DE MEXICO SA DE CV
GEOLOGY
ONCE BOCAS, DOS HORNOS, VETA TOMAS,
Nuevo Milenio Project

Figure 27:   General Geology Once Bocas

Page - 72 - of 120

The Once Bocas zone has 2 types of exploration targets: Low grade “Bulk Tonnage” for possible open pit mining or high grade quartz breccia veins (5 veins) for underground mining. The once Bocas mineralized zone consists of 3 segments:

Host rock is intensely kaolinized – sericitic, in places silicified, welded to semi - welded lithic rhyolite tuff. All primary textures are destroyed. Only quartz eye are left. In places secondary feldspar is evident.

The major quartz veins are greyish to white in color with signs of silica flooding and quartz pseudomorph after calcite and/or barite and feldspar. Open spaces, druses, banding and dogtooth quartz is evident. These veins were the main target of the Spaniards in search for “Bonanza Ore “. The 5 quartz veins identified are essentially 2.00 m to 5.00 m wide compound quartz veins, in places brecciated, with quartz stockwork. The quartz stockwork forms a halo around the veins.

Within the creek, along the access road and along the south side of the creek quartz stock work is exposed. Veinlets are from 1 to 5 mm wide, less than 30 cm long and at random orientations. Adjoining this zone are parallel quartz veinlets up to 2 cm wide. Vein spacing is variable from 20 cm to 30 cm apart.  The objective of the sampling was not only to establish grade of the vein structures but also within the wall rock, stockwork and silica zones.

Outcrops are not continuous across the indicated 100 m width of the mineralized zone, but DDH12-03 which cut across the zone intersected 70 m of veins and quartz stockwork and stopped in quartz stockwork.

CREAM MINERALS
520900 E
521000 E
521100 E
75
Fault at Adit 1 Level
DDH 09 -03
1078 m elv.
0 m
12.5 m
25 m
2360700 N
2360650 N
DDH 03 – 02
1077 m elev.
SHAFT 5
SHAFT 4
ADIT 2
ADIT 1
SHAFT 3
SHAFT 1
DDH 07 - 03
DDH 08 – 03
1051 m elev.
ADIT 3
2360600 N
2360600 N
SHAFT 6
SHAFT 2
SHAFT 7
SHAFT 8
SHAFT 9
DDH 06 – 03
DDH 10 – 03
1063 m elev.
DDH 04-02
1034.49 m elev.
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
DDH 12 - 03
2360500 N
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
Drill Hole and Underground workings
Structural Interpretation
Ing. German Francisco
F. Holcapek, P.Eng.
Dec. 25, 2005

Figure 29:  Once Bocas drill hole location and underground workings interpretation

Page - 73 - of 120

CREAM MINERALS
All Samples Adit 2
Sample m Au g/T Ag g/T
659666-700 45.70 0.142 27.23
Including
659675-77 3.00 0.453 100.33
Sample m Au g/T Ag g/T
182227 1.39 0.87 97.00
182225 1.70 0.33 54.00
182226 1.30 0.81 104.00
Surface
Sample # m ft Au g/T Ag g/T
659619 – 20 4.00 13.12 0.493 187.75
Sample # m Au g/ t Ag g/t
659896 1.40 0.813 100.00
659900 1.40 0.968 187.00
659901 2.30 0.408 53.00
659902 1.00 1.854 301.40
659903 2.00 0.033 5.50
659904 2.00 0.516 110.30
659896-04 15.90 0.477 76.90
Including 8.70 0.603 05.30
Including 4.70 0.882 145.77
ROAD
SHAFT 1
CREEK
ROAD
DDH09 - 03
Samples Interval m ft Au g/T Ag g/T
104903 -09 89 -96 14.00 45.09 0.221 53.10
Including
104904 82 – 84 2.00 6.56 0.716 183.00
104906 86 – 88 2.00 6.56 0.208 66.00
Sample m Au g/T Ag g/T
182224 2.50 0.29 64.00
182223 1.50 2.90 533.00
182217 1.55 0.72 127.00
182216 1.50 0.29 41.00
182214 1.25 3.50 404.00
182215 1.20 0.38 61.00
All Samples Adit 1
Sample m Au g/T Ag g/T
659623-65 51.00 0.184 41.12
Including
659635 -36 1.85 0.486 118.85
659844 2.00 0.197 120.00
659661 1.90 0.905 187.00
Sample # m Au g/T Ag g/T
659834 2.45 0.919 174.00
659834 – 36 6.50 0.513 93.63
659831 – 36 2.50 0.348 55.90
Sample m Au g/T Ag g/T
182219 0.85 1.28 272.00
182218 1.40 0.51 118.00
1000 m
DDH 03 - 02
ADIT1
DDH09 - 03
ADIT 2
DDH03-02
Interval m ft Au g/T Ag g/T
48.00 – 51.00 3.00 9.84 0.574 168.00
54.00 – 57.00 3.00 9.84 0.826 193.00
66.00 – 69.00 3.00 9.84 0.336 109.00
Weighted Average
39.00 – 78.00 39.00 127.92 0.290 58.78
DDH06 - 03
Interval m ft Au g/T Ag g/T
18.00 – 30.00 18.00 39.35 1.167 109.55
22.00 - 28.00 6.00 19.68 2.102 184.33
26.00 – 28.00 2.00 6.59 5.579 471.70
132.00 – 146.00 14.00 45.92 0.135 18.73
166.00 – 168.00 2.00 6.56 0.135 46.00
Silica flooding, Quartz stockwork
plus 5 quartz vein
Legend
Stopes, Drifts
DDH intercept in Section
Fault zone
Caved Material
Water Level
950 m
SCALE
0 m 10 m 25 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE SPANISH WORKINGS
Longitudinal Section with Sample Location
Facing NE
Ing. German Francisco Dec. 15, 2005
F. Holcapek, P.Eng. July 30, 2008

Figure 29: Longitudinal section of  stope,  North of Creek

Adit 2
Sample m Au g/T Ag g/T
659689 – 00 19.20 0.162 29.73
659690 – 91 4.00 0.256 32.35
659696 – 00 6.60 0.160 49.04
Adit 2
Sample m Au g/T Ag g/T
65966 -88 26.50 0.128 25.42
65966 -77 15.50 0.151 33.08
659675-77 3.00 0.453 100.33
659671-77 7.00 0.276 58.84
Adit 1
Sample m Au g/T Ag g/T
659623 - 40 24.10 0.172 34.94
659635-36 1.95 0.486 118.85
All Samples Adit 1
Sample m Au g/T Ag g/T
659623 - 65 51.00 0.184 41.12
All Samples Adit 2
Sample m Au g/T Ag g/T
659666-700 45.70 0.142 27.23
521050E
Adit 1
Sample m Au g/T Ag g/T
659641-65 26.90 0.195 46.64
659641- 44 7.70 0.682 162.95
659644-61 14.50 0.366 86.53
659644 2.00 0;197 120.00
659881 1.90 0.905 187.00
659664 2.60 0.084 50.00
CREAM MINERALS
ADIT 2
ADIT 1
75
SHAFT 3
Sample m Au g/T Ag g/T
659626-28 3.00 0.244 58.45
Sample m Au g/T Ag g/T
182221 1.95 0.08 240.00
182220 0.70 0.48 91.00
182222 1.60 0.40 42.00
75
SHAFT 1
85
Sample m Au g/T Ag g/T
182228 2.00 0.95 72.00
182229 2.00 1.44 141.00
182230 2.00 0.46 124.00
182231 2.00 0.05 6.00
182232 2.00 0.04 4.00
182233 2.20 0.05 15.00
Average 12.2 0..49 59.59
Includ. 6.00 0.95 112.33
ADIT 3
83
SHAFT 2
2360600N
Sample m Au g/T Ag g/T
182236 2.00 0.300 52.00
182237 2.40 0.510 57.00
182238 1.50 0.630 78.00
Average 5.90 0.550 64.37
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
SAMPLE PLAN
ADIT 1, ADIT 2, ADIT 3, SHAFT 8
Ing. German Francisco
F. Holcapek, P.Eng.
Dec. 15, 2005
SHAFT 6
SHAFT 8
DDH 04 - 02
SHAFT 7
SHAFT 9
521100E

Figure 30:  Once Bocas underground workings, plan view

Page - 74 - of 120

ONCE BOCAS NORTH OF CREEK:

PUNTO TD5 Road Trench, near shaft 1:

Sample #	M	Ft	Au g/t	Ag g/t
659896	1.40	4.59	0.813	100.00
659897	1.70	5.58	0.114	7.40
659898	2.10	6.89	0.149	21.90
659899	2.00	6.56	0.348	54.00
659900	1.40	4.59	0.968	187.00
659901	2.30	7.54	0.408	53.00
659902	1.00	3.28	1.854	301.40
659903	2.00	6.56	0.033	5.50
659904	2.00	6.56	0.516	110.00

Figure 31:  Channel Samples at road Pt 5, shaft 1 distribution of Au – Ag values

DDH 03 – 02: The objective was to check the zone out cropping at Punto 5 along the road.

Sample #	From m	To m	Width m	Ft	Au /t	Ag g/t
1	39.00	40.20	1.20	3.94	0.156	78.00
2	40.20	42.00	1.80	5.90	0.734	95.00
3	42.00	45.00	3.00	9.84	0.365	79.00
4	45.00	48.00	3.00	9.84	0.028	7.10
5	48.00	51.00	3.00	9.84	0.574	168.00
6	51.00	54.00	3.00	9.84	0.081	17.40
7	54.00	57.00	3.00	9.84	0.826	193.00
8	57.00	60.00	3.00	9.84	0.251	62.00
9	60.00	63.00	3.00	9.84	0.113	63.00
10	63.00	66.00	3.00	9.84	0.158	24.80
11	66.00	69.00	3.00	9.84	0.335	109.00
12	69.00	72.20	3.20	10.50	0.411	51.00
13	72.20	75.00	2.80	9.18	0.056	16.50
14	75.00	78.00	3.00	9.84	0.070	15.20

Page - 75 - of 120

CREAM MINERALS
S 23 W
N 23E
2360700 N
Surface projected 15 m SE
Sample # m ft Au g/T Ag g/T
659619 – 20 4.00 13.12 0.493 187.75
INCLINE NOT OPENED
TRENCH 3
INCLINE 2
CREEK
ROAD SAMPLES Projected 25 m N W
Sample # m ft Au g/T Ag g/T
659900 - 02 4.70 15.40 0.883 145.77
659898 - 02 8.80 28.86 0.186 95.35
659896 - 04 15.90 52.15 0.477 76.90
1000 m
Interval m ft Au g/T Ag g/T
48.00 – 51.00 3.00 9.84 0.574 168.00
54.00 – 57.00 3.00 9.84 0.826 193.00
66.00 – 69.00 3.00 9.84 0.336 109.00
Sample # TRENCH 3 m ft Au g/T Ag g/T
659856 – 69 Weighted Av. 20.70 67.90 0.428 114.78
659862 - 69 Including 11.05 36.24 0.742 199.19
659862 – 65 Including 5.05 16.56 1.346 384.68
Weighted Average
Interval m ft Au g/T Ag g/T
39.00 – 72.20 39.00 127.32 0.300 68.96
950 m
Adit Stock work strongly oxidized
Sample # m ft Au g/T Ag g/T
659624 - 50 weighted Av. 40.25 132.02 0.174 37.63
900 m
DDH 03 -02
0 m
25 m
50 m
SCALE
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 03 – 02
FACING N67W
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005

DDH 03 – 02 ONCE BOCAS
Ag g/t
Au g/t as Ag equivalent
Ag equiv. g/t
250.00
200.00
150.00
100.00
50.00
0.00
39.00
40.20
42.00
45.00
48.00
51.00
54.00
57.00
60.00
63.00
66.00
69.00
72.20
75.00
Drill Intercept in m

Figure 32: DDH 03 – 02 Distribution of Au – Ag values

Page - 76 - of 120

DDH 09 – 03: Objective was to test zone to the North

Sample #	From m	To m	width m	Ft	Au g/t	Ag g/t
B104898	70.00	72.00	2.00	6.56	0.220	26.50
B104899	72.00	74.00	2.00	6.56	0.022	4.00
B104900	74.00	76.00	2.00	6.56	0.006	2.70
B104901	76.00	78.00	2.00	6.56	0.011	2.20
B104902	78.00	80.00	2.00	6.56	0.059	28.10
B104903	80.00	82.00	2.00	6.56	0.182	32.10
B104904	82.00	84.00	2.00	6.56	0.716	183.00
B104905	84.00	86.00	2.00	6.56	0.082	24.30
B104906	86.00	88.00	2.00	6.56	0.208	66.00
B104907	88.00	90.00	2.00	6.56	0.067	19.90
B104908	90.00	92.00	2.00	6.56	0.102	22.80
B104909	92.00	94.00	2.00	6.56	0.188	23.60

S30
N30E
ROAD
DDH 09 - 03
1050 m
OPENCUT TRENCH 3
ROAD
CREEK
ADIT
Quartz Stock Work
1000 m
950 m
900 m
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
0 m
10 m
25 m
SCALE
2360700N

Weighted Average all Samples

Samples	Interval	m	ft	Au g/T	Ag g/T
104903 - 09	80 – 94	14.00	45.92	0.221	53.10

Sample#	Interval	m	ft	Au g/T	Ag g/T
104898	70 – 72	2.00	6.56	0.220	26.50

Samples	Interval	m	ft	Au g/T	Ag g/T
104903	80 – 82	2.00	6.56	0.182	32.10
104904	82 – 84	2.00	6.56	0.716	183.00
104905	84 - 86	2.00	6.56	0082	24.30
104906	86 – 88	2.00	6.56	0.208	66.00
104907	88 – 90	2.00	6.56	0.067	19.90
104908	92 - 94	2.00	6.56	0.102	22.80
104909	94 - 96	2.00	6.56	0.188	23.60
104903 -09		14.00	45.09	0.221	53.10

CREAM MINERALS DE MEXICO S.A. DE C.V.

ONCE BOCAS ZONE

DDH 09 - 03

FACING N60W

Ing. German Francisco Oct. 2005

F. Holcapek, P.Eng.

Boca Minas Stockwork Zone

Sample #	M	ft	Au g/t	Ag g/t
659874	2.20	7.22	0.788	129.00
659875	1.20	3.94	0.203	67.00
Cuts Surface near shaft 4
659619	2.00	6.56	0.750	225.50
659620	2.00	6.56	0.235	150.00

Page - 77 - of 120

Mina Once Bocas 1 (Adit 1):

Sample #	M	ft	Au g/t	Ag g/t
659623	2.15	7.05	0.102	13.50
659624	1.25	4.10	0.291	55.00
659625	1.15	3.77	0.053	18.60
659626	1.15	3.77	0.230	51.00
659627	1.15	3.77	0.274	68.00
659628	0.70	2.30	0.217	55.00
659629	1.00	3.28	0.066	14.30
659630	2.05	6.72	0.079	31.40
659631	1.20	3.94	0.148	8.70
659632	1.60	5.25	0.347	48.00
659633	2.15	7.05	0.047	5.60
659634	2.15	7.05	0.117	21.20
659635	0.85	2.79	0.632	151.00
659636	1.10	3.61	0.374	94.00
659637	0.80	2.62	0.032	4.40
659638	1.55	5.08	0.217	44.00
659639	1.40	4.59	0.064	6.70
659640	0.70	2.30	0.087	16.20
659641	1.80	5.90	0.330	24.00
659642	1.90	6.23	0.550	66.00
659643	2.00	6.56	0.080	28.60
659644	2.00	6.56	0.197	120.00
659645	2.00	6.56	0.037	9.60
659646	1.30	4.26	0.113	33.40
659647	1.30	4.26	0.118	30.30
659648	2.00	6.56	0.107	21.00
659649	2.00	6.56	0.080	19.40
659650	2.00	6.56	0.067	26.40
659661	1.90	6.23	0.905	187.00
659662	1.10	3.61	0.160	30.70
659663	2.00	6.56	0.014	13.10
659664	2.60	8.53	0.084	50.00
659665	1.00	3.28	0.037	8.00

Figure 33:  Distribution of Au – Ag values from Channel Samples along Adit walls

Page - 78 - of 120

Mina Once Bocas 2 (Adit 2)

Sample #	m	ft	Au g/t	Ag g/t
659666	2.00	6.56	0.069	15.10
659667	2.00	6.56	0.026	4.50
659668	1.50	4.92	0.015	10.00
659669	2.00	6.56	0.076	12.50
659670	1.00	3.28	0.040	21.70
659671	1.00	3.28	0.310	49.00
659672	1.00	3.28	0.126	30.70
659673	1.00	3.28	0.114	24.50
659674	1.00	3.28	0.021	6.70
659675	1.00	3.28	0.498	126.00
659676	1.00	3.28	0.244	79.00
659677	1.00	3.28	0.617	96.00
659678	1.00	3.28	0.069	15.30
659679	1.00	3.28	0.274	39.10
659680	1.00	3.28	0.106	30.80
659681	1.00	3.28	0.071	14.70
659682	1.00	3.28	0.013	4.00
659683	1.00	3.28	0.016	2.10
659684	1.00	3.28	0.028	1.30
659685	1.00	3.28	0.288	22.10
659686	1.00	3.28	0.158	27.60
659687	1.00	3.28	0.015	2.60
659688	1.00	3.28	0.014	1.20
659689	2.00	6.56	0.040	3.50
659690	2.00	6.56	0.289	20.70
659691	2.00	6.56	0.223	44.00
659692	2.00	6.56	0.080	11.30
659693	1.10	3.61	0.069	8.90
659694	1.75	5.74	0.274	37.60
659695	1.75	5.74	0.133	7.20
659696	1.30	4.26	0.321	64.00
659697	1.00	3.28	0.103	34.80
659698	1.00	3.28	0.197	44.00
659699	2.00	6.56	0.118	59.00
659700	1.30	4.26	0.081	33.60

Mina Once Bocas 2, Wall Channel Samples
Ag g/t
Au g/t as Ag equivalent
Ag equiv. g/t
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2.00
4.00
6.00
7.50
9.50
10.50
11.50
12.50
13.50
14.50
15.50
16.50
17.50
18.50
19.50
20.50
21.50
22.50
23.50
24.50
25.50
26.50
27.50
28.50
30.50
32.50
34.50
36.50
37.60
39.35
41.10
42.40
43.40
44.40
46.40
Accumulated Sample length in m

Figure 34:  Distribution of Au – Ag values from Channel Samples along Adit walls

Page - 79 - of 120

Front of inclined Shaft 3 in Creek

Sample #	m	ft	Au g/t	Ag g/t
660482	2.20	7.22	0.205	43.60
660483	2.50	8.20	0.479	129.60
660484	1.65	5.41	0.070	16.20
660485	1.30	4.26	0.205	42.00
660486	3.00	9.84	0.027	3.70

Adit 3 – x-cut connects to the 2 Spanish stopes just above creek level. It cuts quartz stockwork plus veins.

SAMPLE No.	WIDTH m		Au g/t	Ag g/t
182228	2.00	6.56	0.950	72.00
182229	2.00	6.56	1.440	141.00
182230	2.00	6.56	0.460	124.00
Silicified Zone near Portal
182231	2.00	6.56	0.050	6.00
182232	2.00	6.56	0.040	4.00
182233	2.20	7.22	0.050	15.00

Spanish Stopes – Wall and Pillar Channel Samples:

SAMPLE No.	WIDTH m		Au g/t	Ag g/t
182214	1.25	4.10	3.500	404.00
182215	1.20	3.94	0.380	61.00
182216	1.50	4.92	0.290	41.00
182217	1.55	5.08	0.720	127.00
182218	1.40	4.59	0.510	118.00
182219	0.85	2.79	1.280	272.00
182220	0.70	2.30	0.480	91.00
182221	1.95	6.40	0.080	240.00
182222	1.60	5.25	0.040	42.00
182223	1.50	4.92	2.900	533.00
182224	2.50	8.20	0.290	64.00
182225	1.70	5.58	0.330	54.00
182226	1.30	4.26	0.810	104.00
182227	1.80	5.90	0.870	97.00

ONCE BOCAS SOUTH OF CREEK:

Punto Td12  along road south of Creek  (Floor Channel)

Sample #	m	ft	Au g/t	Ag g/t
659912	3.00	9.84	0.608	42.00
659913	3.00	9.84	0.290	46.00
659914	3.00	9.84	0.269	34.80
659877	1.90	6.23	0.404	74.00
659878	0.70	2.30	0.261	60.00
659879	3.00	9.84	0.174	55.00
659957	2.00	6.56	0.379	23.40
659963	1.50	4.92	7.808	50.00
659965	2.00	6.56	0.459	61.00
659966	2.00	6.56	0.516	40.80
659968	2.00	6.56	0.197	48.00

Page - 80 - of 120

Once Bocas Punto 16 – 18 South of Creek

Sample #	m	ft	Au g/t	Ag g/t
659831	2.00	6.56	0.364	31.60
659832	2.00	6.56	0.064	7.10
659833	2.00	6.56	0.081	6.40
659834	2.45	8.04	0.919	174.00
659835	2.00	6.56	0.255	39.90
659836	2.05	6.72	0.278	50.00
659837	2.00	6.56	0.069	18.50

Trench #3 Once Bocas – old Spanish cut along the structure:

Sample #	m	ft	Au g/t	Ag g/t
659856	1.20	3.94	0.280	101.00
659857	1.55	5.08	0.030	2.50
659858	1.30	4.26	0.019	4.30
659859	2.20	7.22	0.020	2.10
659860	2.10	6.89	0.048	5.90
659861	1.30	4.26	0.085	21.00
659862	2.20	7.22	2.305	744.20
659863	0.85	2.79	0.301	44.00
659864	1.00	3.28	0.617	102.00
659865	1.00	3.28	0.855	166.00
659866	2.00	6.56	0.048	22.60
659867	2.00	6.56	0.189	24.00
659868	1.00	3.28	0.034	6.20
659869	1.00	3.28	0.890	159.00

Figure 36:  Distribution of Au – Ag values from Channel Samples Trench 3

Page - 81 - of 120

Shaft 8 x-cut South of Creek

Sample #	m	ft	Au g/t	Ag g/t
182234	2.00	6.56	0.120	5.00
182235	2.00	6.56	0.030	6.00
182236	2.00	6.56	0.390	52.00
182237	2.40	7.87	0.510	57.00
182238	1.50	4.92	0.630	78.00

DDH 04 – 02

Sample #	From m	To m	Width m	Ft	Au g/t	Ag g/t
1	19.50	22.50	3.00	9.84	0.920	7.00
2	22.50	25.50	3.00	9.84	1.183	101.00
3	25.50	28.50	3.00	9.84	0.071	9.20
4	28.50	31.50	3.00	9.84	0.123	10.20
5	31.50	34.50	3.00	9.84	0.041	6.10
6	34.50	37.50	3.00	9.84	0.115	6.50
7	61.50	64.50	3.00	9.84	0.010	86.00

CREAM MINERALS
S 50 W
TRENCH 4 Extension of Zone from TRENCH 3
N 50 E
1050 m
ROAD
CREEK
DDH 04 - 02
Gouge
Interval m ft Au g/T Ag g/T
22.50 - 35.50 3.00 9.84 1.183 101.00
1000 m
Interval m ft Au g/T Ag g/T
61.50 - 64.50 3.00 9.84 0.010 86.00
Interval m ft Au g/T Ag g/T
79.50 - 82.50 3.00 9.84 0.184 78.00
950 m
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
900 m
0 m
25 m
50 m
SCALE
2360600 N
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 04 – 02
FACING N40W
Ing. German Francisco F. Holcapek, P.Eng.
Oct. 2005

Page - 82 - of 120

The purpose of DDH 06 -03 and DDH 10 – 03 was to test the zone below Trench 3

DDH 06 – 03:

Sample #	From m	To m	Width m	Ft	Au g/t	Ag g/t
B104621	18.00	20.00	2.00	6.56	0.410	18.70
B104622	20.00	22.00	2.00	6.56	0.107	17.00
B104623	22.00	24.00	2.00	6.56	0.257	90.00
B104624	24.00	26.00	2.00	6.56	0.570	22.80
B104625	26.00	28.00	2.00	6.56	5.479	471.70
B104626	28.00	30.00	2.00	6.56	0.194	37.10

DDH 10 – 03:

B104966	0.00	2.00	2.00	6.56	0.022	36.4
fault segment
B104985	38.00	40.00	2.00	6.56	0.141	29.6
B104986	40.00	42.00	2.00	6.56	0.177	39.7

CREAM MINERALS
N 30 E
Sample # m ft Au g/T Ag g/T
659836 – 69 20.70 67.90 0.426 114.78
659862 - 69 11.05 36.24 0.742 199.19
659862 – 65 5.05 16.56 1.346 364.68
Road Below Trench 3
Sample # m ft Au g/T Ag g/T
659834 – 36 6.50 21.32 0.513 93.63
659831 – 36 12.50 41.00 0.348 55.90
Surface Pit projected 15 m NW
Sample # m ft Au g/T Ag g/T
659619 – 20 4.00 13.12 0.493 187.75
TRENCH 3
Stock work along Bank
Sample # m ft Au g/T Ag g/T
659698 – 00 6.60 21.65 0.160 49.94
ADIT
Sample # m ft Au g/T Ag g/T
659624 - 50 weighted Av. 40.25 132.02 0.174 37.63
Stock work in Creek
Sample # m ft Au g/T Ag g/T
659482 – 85 7.65 26.09 0.276 66.97
1000 m
Interval m ft Au g/T Ag g/T
0.00 – 2.00 2.00 6.56 0.224 36.40
Interval m ft Au g/T Ag g/T
18.00 – 30.00 12.00 39.36 1.023 109.55
22.00 – 28.00 6.00 19.68 1.931 194.83
26.00 – 28.00 2.00 6.56 5.479 471.70
Interval m ft Au g/T Ag g/T
38.00 – 42.00 4.00 13.12 0.159 36.40
Interval m ft Au g/T Ag g/T
132.00 – 146.00 14.00 45.92 0.135 18.73
Interval m ft Au g/T Ag g/T
166.00 – 168.00 2.00 6.56 0.135 46.00
950 m
0 m 25 m 50 m
2360600 N
900 m
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
DDH 10 - 03
DDH 06 - 03
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 06 – 03, DDH 10 - 03
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005

Page - 83 - of 120

The purpose of DDH 07 and DDH 08 was to test the section of the Old Spanish in front of the creek and under Adit 1 and Adit 2.   Both drill holes entered a major fault and were abandoned.

DDH 08 - 03

Sample #	From m	To m	Width m	Ft	Au g/t	Ag g/t
B104780	26.00	28.00	2.00	6.56	0.647	26.9

CREAM MINERALS
SW
NE
2360600N
Adit Stock work strongly oxidized
Sample# m ft Au g/T Ag g/T
659624 - 50 weighted Av 40.25 132.02 0.174 37.63
DDH 08 -03
DDH 07 - 03
Arroyo Once Bocas
1000 m
Recovery 20%
Sample# from to m Au g/t Ag g/t
B104780 26 28 2.00 0.647 26.9
Hole Caving Rods Stuck
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
950 m
REAMMED AS DDH 08 – 03
Hole Caving
900 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 07– 03, DDH 8 – 03, DDH 08 – 03 A
FACING N60W
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005
July 2008
0 m
25 m
50 m

Ridge South of Trench 4  - Silicified zone

Sample #	m	ft	Au g/t	Ag g/t
659957	2.00	6.56	0.379	23.40
659963	1.50	4.92	7.808	50.00
659964	2.00	6.56	0.055	3.00
659965	2.00	6.56	0.459	61.00
659966	2.00	6.56	0.516	40.80
659967	2.00	6.56	0.064	2.60
659968	2.00	6.56	0.197	48.00

Page - 84 - of 120

CREAM MINERALS
S66W
521000 E
N 66 E
Shaft at road
Sample # | m | ft | Au g/T | Ag g/T
659963 | 1.50 | 4.92 | 7.808 | 50.00
Road In Creek
Sample # | m | ft | Au g/T | Ag g/T
659834 | 2.45 | 8.04 | 0.919 | 174.00
659834 – 36 | 6.50 | 21.32 | 0.513 | 93.63
659831 – 36 | 12.50 | 41.00 | 0.348 | 55.90
TRENCH 4
ACCESS ROAD
DDH 12 - 03
SIDE CREEK
1050 m
1000 m
Rods at 109 m Broke
Sample# | Interval | m | ft | Au g/T | Ag g/T
199088 – 89 | 56.00 – 60.00 | 4.00 | 13.12 | 1.288 | 360.50
Sample# | Interval | m | ft | Au g/T | Ag g/T
Weighted Average
199088 – 32 | 56.00 – 126.00 | 70.00 | 229.00 | 0.200 | 48.15
199088 – 113 | 56.00 - 108.00 | 52.00 | 170.56 | 0.245 | 59.60
Sample# | Interval | m | ft | Au g/T | Ag g/T
199108 – 13 | 96.00 - 108.00 | 12.00 | 39.36 | 0.592 | 120.35
Sample# | Interval | m | ft | Au g/T | Ag g/T
199127 | 114.00 – 116.00 | 2.00 | 6.56 | 0.120 | 23.50
Sample# | Interval | m | ft | Au g/T | Ag g/T
199108 | 96.00 - 98.00 | 2.00 | 6.56 | 0.904 | 94.00
199109 | 98.00 - 100.00 | 2.00 | 6.56 | 0.729 | 188.00
199110 | 100.00 - 102.00 | 2.00 | 6.56 | 0.261 | 47.00
199111 | 102.00 - 104.00 | 2.00 | 6.56 | 0.091 | 22.10
199112 | 104.00 - 106.00 | 2.00 | 6.56 | 0.908 | 262.00
199113 | 106.00 - 108.00 | 2.00 | 6.56 | 0.476 | 109.00
Sample# | Interval | m | ft | Au g/T | Ag g/T
199132 | 124.00 – 126.00 | 2.00 | 6.56 | 0.106 | 23.60
Sample# | Interval | m | ft | Au g/T | Ag g/T
199141 | 142.00 – 146.00 | 2.00 | 6.56 | 0.039 | 22.70
Sample# | Interval | m | ft | Au g/T | Ag g/T
199145 | 150.00 – 152.00 | 2.00 | 6.56 | 0.192 | 7.90
Sample# | Interval | m | ft | Au g/T | Ag g/T
199156 | 172.00 – 174.00 | 2.00 | 6.56 | 0.005 | 62.00
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
0 m
25 m
50m
SCALE
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 12 - 03
FACING N24W
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005

DDH 12 – 03  to test Old Spanish workings.

DDH 12-03	From m	To m	width m	Ft	Au g/t	Ag g/t
199088	56.00	58.00	2.00	6.56	2.727	633.00
199089	58.00	60.00	2.00	6.56	0.049	88.00
199090	60.00	62.00	2.00	6.56	0.016	9.00
199104	88.00	90.00	2.00	6.56	0.019	3.60
199105	90.00	92.00	2.00	6.56	0.039	4.50
199106	92.00	94.00	2.00	6.56	0.037	8.50
199107	94.00	96.00	2.00	6.56	0.057	5.20
199108	96.00	98.00	2.00	6.56	0.904	94.00
199109	98.00	100.00	2.00	6.56	0.729	188.00
199110	100.00	102.00	2.00	6.56	0.261	47.00
199111	102.00	104.00	2.00	6.56	0.091	22.10
199112	104.00	106.00	2.00	6.56	0.908	262.00
199113	106.00	108.00	2.00	6.56	0.476	109.00
199114	108.00	110.00	2.00	6.56	0.05	18.20
199115	110.00	112.00	2.00	6.56	0.053	17.30
199116	112.00	114.50	2.50	8.20	0.059	11.00
199127	114.50	116.50	2.00	6.56	0.12	23.50
199128	116.50	118.50	2.00	6.56	0.015	4.10
199129	118.50	120.50	2.00	6.56	0.054	15.90
199130	120.50	122.50	2.00	6.56	0.016	13.00
199131	122.50	124.50	2.00	6.56	0.014	6.30
199132	124.50	126.50	2.00	6.56	0.106	23.60

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9.51   ONCE BOCAS NW

Work Completed

Once Bocas NW	Description
Trench 1	North of Mina Crucero
Trench 2	North of Creek – Gossan zone
Shallow cuts	Hematic, gossan

The area was map and prospecting but not investigated in details. Clay layers are exposed along creek cuts. Soils are very limonitic. Quartz float and sub outcrops with up to 30%   specular hematite were found along the basal contact within windows in the basalt flows.  The quartz veins strike under the basalt flows. Along the contact rubble of flow banded rhyolite is abundant.

9.52

 ONCE BOCAS SOUTH

Old workings consist of 5 cuts, 1 long trench and 3 shafts. The zone was well defined by the statistically enhanced Ag contour maps.  The area is covered by silicified lithic tuffs which follows the top of a ridge. Minor fracturing, some quartz veining, silica flooding and chalcedony are evident. The quartz veins follow fractures showing silica flooding. Between lines 6+00S and 9+00S old trenches are located. The trenches are along the north east flank of the ridge, below the silicification showing chalcedony, banded quartz with open spaces.

521400 E
521600 E
DDH 17 - 06
2360200N
2360200N
86
Road to Mina San Miguel
76
72
Once Bocas South
85
2360000N
2360000N
53
100 m
Pits,
Trenches
Adits
Shafts
Access Roads
Creeks
DDH Holes
N
60
85
2359800N
0 m
50 m
100 m
CREAM MINERALS DE MEXICO S.A. DE C.V
Once Bocas South
Mineralized quartz Veins, Stock work
Zones of Silicaflooding
Ing. Francisco German
F. Holcapek, P.Eng
July 2008
Dec, 2008

Figure 36:  Plan of Once Bocas South

Page - 86 - of 120

10.00 EXPLORATION:

Exploration conducted during the period of 2000 to 2007 was summarized in the following NI 43-101 compliant reports:

➢

“Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”

➢

“Geological Report on the Dos Hornos And Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated February 16,2006”

In 2006, detailed investigation of Cerro Chacuaco was completed. The Result of this work is summarized in a NI 43 – 101 compliant reports, which were submitted on January 30, 2007:

➢

“Geological Report on the Cerro Chacuaco – Arroyo Chacuaco silicified – Quartz Stockwork Zone Nuevo Milenio Project Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated January 30, 2007”

During 2006, detailed geological mapping, prospecting, hand trenching and opening of shafts on Dos Hornos and Once Bocas let to a better understanding of the structural configuration of the mineralized zones.

In June 2006, road construction was initiated of drill pads, camp facilities including setting up of diamond drill saws for core cutting, electric generators and core logging facilities. At that time, the core storage area was extended. In June 2006, a 2000 m diamond drill contract was signed. The contract was extended twice.

Drilling started in October 31, 2006 and lasted until September 2007. A total of 6,964.4 m in 35 holes were completed. All drilling was concentrated along the Dos Hornos - Veta Tomas Zone.

In December 2007, new storage facilities for core boxes were rented and all cores were moved to the new site. At the same time a topographic survey covering the area of Dos Hornos, Veta Tomas and part of Once Bocas was completed.

In January 2008 NI 43 – 101 report outlining updated inferred Mineral Resources was filed.

➢

“Evaluation Report on the Dos Hornos – Veta Tomas Gold Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V. by F. Holcapek P.Eng., dated January 30,2008”

During 2008 detailed geological mapping of the core mineralized area was completed and exploration consisting of prospecting, trenching and sampling was extended to Area Cafetal South, Cafetal East and Once Bocas south.

Page - 87 - of 120

11.00 DIAMOND DRILLING:

The 2006 – 07 diamond drill program was started October 31, 2006 and lasted until August 2007. All drilling with HQ core since the 2002 and 2004 drilling had problems with core recovery. The results are discussed in Section 9.00 under Mineralization.

DDH #	Bearing	Inclination	Northing	Easting	Elev.	m drilled
DDH 1 - 06	N60E	-45	2360918	521449	1070.00	174.00
DDH 2 - 06	N60E	-45	2360828	521514	1102.00	143.00
DDH 3 - 06	N60E	-45	2360770	521526	1108.00	289.00
DDH 4 - 06	N60E	-45	2360844	521344	1081.00	299.50
DDH 5 - 06	N55E	-50	2360982	521383	1068.00	133.00
DDH 6 - 06	N55E	-45	2361076	521335	1070.00	166.00
DDH 7 - 06	N55E	-46	2361095	521368	1073.00	162.00
DDH 8 - 06	S50W	-47.5	2361200	521417	1057.00	180.00
DDH 9 - 06	N38E	-46	2360693	521502	1124.00	296.00
DDH 10 - 06	N45E	-46	2360610	521554	1153.00	104.50
DDH 11 -06	S45W	-45	2360635	521578	1153.00	165.00
DDH 12 - 06	S38W	-47	2360861	521647	1130.00	139.00
DDH 13 -06	N55E	-45	2361072	521469	1078.00	172.50
DDH 14 – 06	N58E	-45	2360859	521469	1096.00	161.00
DDH 15 – 06	S45W	-45	2360596	521649	1194.00	221.00
DDH 16 – 06	S45W	-45	2360513	521711	1211.00	148.50
DDH 17 – 06	S60W	-45	2360216	521557	1167.00	186.00
DDH 18 – 06	S45W	-45	2360229	521906	1247.00	148.50
DDH 19 - 06	S89W	-45	2360188	521876	1237.00	176.00
DDH 20 – 06	S60W	-45	2360336	521881	1307.00	187.50
DDH 21 – 06	S60W	-55	2360340	521918	1304.00	255.00
DDH 22 - 06	S60W	-50	2360026	521998	1263.00	160.50
DDH 07 -23	S65W	-50	2360081	521953	1244.00	168.00
DDH 07 - 24	S60W	-50	2360169	521959	1244.00	193.50
DDH 07 - 25	S60W	-50	2359850	522061	1303.00	166.50
DDH 07 - 26	S60W	-50	2360381	521825	1345.00	198.00
DDH 07 - 27 A	S60W	-55	2360420	521884	1340.00	34.90
DDH 07 - 27	S58W	-60	2360414	521875	1341.00	318.00
DDH 07 - 28	S60W	-45	2360460	521734	1265.00	177.00
DDH 07 - 29	S30W	-45	2360460	521734	1265.00	186.00
DDH07 - 30	S30W	-46	2360560	521694	1222.00	205.00
DDH 07 - 31	S55W	-55	2360616	521685	1197.00	264.00
DDH 07 - 32	S55W	-45	230634	521638	1178.00	168.00
DDH 07 - 33	S50W	-45	2360681	521642	1152.00	239.00
DDH 07 -34	S55W	-49	2360957	521681	1096.00	273.00
DDH 07 -35	N65E	-45	2361288	521474	1054.00	316.50
35 Drill Holes	Total	meters	Drilled			6965..40

All drill sites were located along a 1,500 m section of the Dos Hornos Zone.  When diamond drilling at the site was completed, the site was cleaned up, and all garbage, waste oil etc. removed.  The drill hole was marked with a concrete pad and the drill number was marked on the pad.

The drill core was put into core boxes at the drill site.  Each core box was marked according to the drill number and depth of hole.  Care was taken to preserve the original core sequence and that footage marked corresponded to the actual depth.

Page - 88 - of 120

Individual runs were marked by wooden blocks with the length of the distance.  When the box was full it was closed and hauled to the camp.

In Camp the core was positioned on the table, measured, and marked for sampling.  Afterwards the core was cut with a diamond saw and half of the cut core was put into a plastic bag tagged and closed.  For shipment 4 to 5 samples bags, depending on size, were put into a large bags (costales), which were marked with the sample numbers of the bags contained and the number of the drill hole. The other half was returned into the core box; it was logged by Ing German Francisco R., assisted by the writer, and transported to the core shack for storage.

The sample bags were kept in the Tepic office of Cream Minerals De Mexico SA De CV.  Whenever sufficient samples had accumulated (1 tonne) The Inspectorate preparation lab in Durango was called to pick up the samples for transport to their preparation Lab in Durango.

All core boxes from the 2003 and 2006 – 2007 diamond drilling were hauled to a new storage facility in Xalisco November 2007.  Before they were moved, core boxes were examined, and, if required, repaired (bottoms and tops), the front of the boxes repainted and identifying numbers were freshened, the metal number tags checked for readability, and if lost replaced.

12.00 SAMPLING METHOD AND APPROACH

Sampling was supervised by Ing German Francisco Romeo and/or the writer.  Sampling was executed by trained personnel during the various phases of work.  Every samples surface on outcrops or in old underground workings was first cleaned, by washing, scrapping or chipping to clean a strip 25 cm wide.

Chip samples of 3 to 5 kg were taken over 5 m x 5 m areas where outcrop exposures allowed or where sub-outcrop exposures were deemed as being representative of the underlying lithology.  For channel samples rock surfaces were cleaned, a channel 5.00 cm by 2.50 cm was cut.  All sample points were located by GPS on surface or by chain and compass underground.

All these features were plotted on maps to make relocation of sample sites easy, even in areas of heavy growth.  The sample number with the corresponding sample width and the assay values for gold and silver are plotted for each sample location

13.00 SAMPLE PREPARATION, ANALYSES, and SECURITY

Rock and soil samples were analyzed by BSI Inspectorate Precious Metals Lab located in Sparks, Nevada.  Inspectorate is an ISO 9002 certified precious metals laboratory that maintains a preparation facility in Durango, Mexico.  All samples from the Nuevo Milenio project were crushed and pulverized in Durango then sent for analysis to Sparks, Nevada.

A broad outline of sample preparation and analytical procedure for rocks and soils is given by Inspectorate Laboratories as follows.  Samples are first dried then crushed to – 10 mesh in two stages utilizing a jaw crusher and a roll mill.  A 300-gram split is separated by Jones splitter and then one portion is reduced to –150 mesh.

 A weighted portion of the sample is digested with 3.0 ml of 2:1 nitric acid and de-ionized water and allowed to stand and then placed into a hot water bath for 30 minutes.  Three ml of concentrated hydrochloric acid is then added and the sample is mixed and placed into a hot water bath for 90 minutes.

Page - 89 - of 120

Four milliliters of 3N hydrochloric acid is added along with 0.1% tartaric acid.  The sample is mixed and allowed to settle.  The sample is then analyzed by inductively coupled plasma-atomic spectrometry.

A minimum 15% of all analyses are repeated, and for every 20 samples run, a standard, or blank is analyzed.  For gold determinations 9 certified gold standards, purchased from Rocklabs and CDN Resources, are used to monitor quality control for fire assay gold analyses that are then finished by gravimetric and atomic absorption methods.

Gold standards, ranging from 0.651 g/t Au to 20.77 g/t Au, are utilized in addition to an internal gold standard of about 1 g/t Au.

During periods of fieldwork samples of rock and soil collected on the property were transported from the field inside a locked box mounted on the back of a pickup truck and driven to Durango.  Samples were prepared in Durango by Inspectorate Laboratories and dried, crushed, pulverized and split at their facility.  The prepared sample pulps were then sent to Inspectorate’s main laboratory in Sparks, Nevada for analysis.

14.00 DATA VERIFICATION

Cream Minerals de Mexico S.A. de C.V. D conducted exploration on the Nuevo Milenio Prospect from 2000 to 2007.  Work was executed by Ing Alberto Marcus Ruiz and Ing German Francisco Romeo, under the supervision of the writer.  During this period the writer was actively involved in mapping sampling and evaluating the potential of the Nuevo Milenio.

Andy Carstensen P. Geo conducted a property visit in 2002 at the request of Cream Minerals Ltd.

Hank Meixner P. Geo based his NI 43 – 101 compliant reports, dated September 28, 2003 on the Nuevo Milenio Gold – Silver Project on a 6 day field visit.  All information contained in a number of exploration reports prepared by the writer for Cream Minerals De Mexico S.A. De C.V. was made available.

Linda Dandy P. Geo accompanied Frank Lang P.Eng., in January 2007 to give an independent opinion on the execution and progress of the diamond drill program.

Dr. A. D. Drummond, Consultant to Cream Minerals Ltd, was consulted on regular bases. His last property visit was in June 2008.

All data used in this report was generated by Ing Alberto Ruiz, Ing Francisco German and the writer for Cream Minerals De Mexico S.A. De C.V.

15.00 ADJACENT PROPERTIES

The Nuevo Galicia Properties adjoining the Nuevo Milenio project to the south is being investigated by Premium Exploration Inc., a Vancouver Property. During 2008 the property was investigated by diamond drilling. Results of  preliminary diamond drilling suggests that the numerous old mine workings may have potential for Bonanza Grade Veins. The Writer visited the property in 2000, but the terms of the proposed option agreement were not acceptable to the company.

Lote La Suerte, owned by Ing. Alfredo Para are being investigated by Mina Vallarta S.A. During October 2007 roads to the workings were repaired and in January 2008 a small Drill program was initiated. During

Page - 90 - of 120

late 2008 the La Suerte adit, started by Ing Para in1999 but work stopped for lack of funds, reportedly to be continued to intersect the original target the vein structure of Mina California. Ing. Alberto Ruiz mapped and sampled Mina Tepeguaje, Mina Bagre, Minas Joya, San Francisco, and La Suerte, which occur on the claims of others, were investigated as part of the overall exploration activities on the property.  The narrow widths of good gold – silver grades (30 cm to 130 cm) were found interesting but overall the property did not meet the Cream Minerals Ltd standard.

The previous section entitled History describes what is known of mining activities in the general area of the present Nuevo Milenio property.  This information is not readily available and is derived from fragmentary information of archived historic records in Mexico City and from the local knowledge of others.

The high silver grades of Mina Espiritu Santo (1560) and at Mina Miravalle (1620) which are Epithermal deposits located in the Compostela Mining district, Nayarit, south of the Nuevo Milenio property, are mentioned as general examples only.  The grades attributed to these mines are not indicative of those that may occur on the Nuevo Milenio property.

Opal mines are operated on an intermittent basis.  Mina Guadalupana and Mina Esmeralda are active. Mina Esmeralda consists of a 60 m long open cut being worked by D-7 bulldozer.  Mina Guadalupana consists of large underground stopes and open cuts extending for 700 m along the mountain site. Opal is being recovered from devitrified banded rhyolitic flows.  Opal distribution is erratic and no grade can be assign to the mines.  Opal recovered is destined for the Japanese market, depending quality.  In general, from Mina Guadalupana, fire - opal (red colour, no impurities, and no fractures) raw stones with dimension of several cm are sold for US$ 5,000.00.

16.00 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been carried out.

17.00 MINERAL RESOURCE ESTIMATES

The Inferred Mineral Resources for Dos Hornos were calculated by the writer. He is a Director of Cream Minerals Ltd., and Director General of Cream Minerals de Mexico S.A. de C.V. He has supervised, directed, and executed all exploration on the Nuevo Milenio project from 2000 to present.

The objective of locating areas containing Inferred Mineral Resources is to identify the area with the best exploration potential and to concentrate future work on these areas.

The Dos Hornos – Veta Tomas – Once Bocas area had sufficient work done to allow calculation of an Inferred Mineral Resource in accordance with the definition published and adopted by the CIM Council on December 11, 2005:

"An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes."

Page - 91 - of 120

Uncertainties inherent in the definition are clarified by the CIM definition standard as follows

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

Considering, the present volatility in metal prices it prudent to look at the effect of gold and silver prices on the anticipated cut off grade, the variations in the  gold – silver price ratio and the  effect on the possible viability of mineralized structures.

INDICATED MINERAL RESOURCE:

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization.

The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Although Dos Hornos Segmen1, Dos Hornos Segment 2 and Veta Tomas had much work done and show definite continuity in grade and geology, the spacing of sample points from diamond drill holes, underground, shafts and surface trenches are too wide to allow upgrading to an Indicated Mineral Resource.

The correlation problem between core assays and channel sample assay introduces an uncertainty which can only be resolved by underground development (drifting along and by x-cutting the mineralized structure). Subsurface diamond drilling should provided sufficient, closer spaced sample points, combined with bulk sampling, to allow upgrading to an Indicated and/or Measured Mineral Resource.

17.10 OBSERVATION AND ASSUMPTION to CALCULATED INFERRED RESOURCES

17.11 COMPARISON OF DRILL CORE ASSAYS AND CHANNEL SAMPLES:  \

The following assumptions were made:

➢

Core and channel samples were taken from the same section of the Dos Hornos structure and converted to Silver equivalent Au : Ag = 50:1.

➢

Channel Samples recovered 100% of the sample material

➢

Drill core from drill logs suggests a 20% to 80% recovery within the mineralized section of the structure.

➢

A total of 33 channel sample or 9 sampled sections were used.

➢

A total of 31 core samples or 9 diamond drill sections were used.

➢

Diamond Drill Core assays and channel sample assays originated from the same section of the mineeralized structure.

Page - 92 - of 120

COMPARISION OF CHANNEL SAMPLES
AND CORE SAMPLES (Ag g/t equivalent)
SILVER EQUIVALENT Au : Ag – 50 : 1

Trench 1
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
0 m
19.3 m

DDH 17 – 03
Core Recovery 20% – 80%
200
100
0
32 m
54 m

X-cut Adit 4
600.00
500.00
400.00
300.00
200.00
100.00
0.00
0 m
10.7 m

DDH 01 – 06
Core Recovery 20% – 80%
300
200
100
0
99m
109 m

Figure 38: Comparison of Au – Ag value from Trench, Underground and Drill core, Dos Hornos Segment 1, Section 1

Drill Core Assays Dos Hornos Segment 1:

Section #	Drill Hole #	Sample #	from m	to m	Length m	Au g/t	Ag g/t
Section 1	DDH 17 – 03	199901 - 03	38.00	42.00	6.00	0.187	41.57
	DDH 01 – 06	199590 - 92	103.00	109.00	6.00	0.203	88.33
Section 2	DDH 18 – 03	199949 - 01	26.00	32.00	6.00	0.61	83.70
	DDH 14 – 06	295509 -12	126.00	134.00	6.00	0.719	149.47
Section 3	DDH 02 – 06	296139 – 42	112.50	120.50	8.00	0.404	170.70
	DDH 03 – 06	296177 - 89	223.40	251.50	7.60	0.079	44.62
	DDH 07 – 34	687649 - 53	187.30	198.60	7.30	0.068	53.29
Section 4	DDH 12 – 06	296475 – 79	106.00	113.60	8.60	0.359	92.00
Section 5	DDH 01 – 03	104137 – 39	192.00	198.00	6.00	0.299	92.97
	9 sample sections		31 samples		6.83	0.352	101.28

Channel Samples wide sections:   Trenches and x-cut Adit 4 Dos Hornos Segment 1:

Location	Sample #	Description	M	Au g/t	Ag g/t
Trench 1	660959 -63	Average	8.00	1.467	160.48
Trench 2	659793-99	average, oxidized	8.00	2.571	39.93
Trench 3	660972-80	all sample in zone	10.00	4.055	199.82
Adit 1 drift, x-cut	182176 – 80	Weighted average	6.30	2.483	324.23
x-cut Adit 4	182194-200	weighted average	16.40	2.150	175.85
	182201-02	weighted average	3.60	1.190	149.00
Adit 4 Levels	182203-04	weighted average	3.20	0.990	202.06
Adit 4 levels	182205-06	weighted average	3.80	1.660	200.05
Adit 4 Upper	182207 – 08	weighted average	2.82	0.880	146.94
9 sample sections		33 sample average	6.90	2.254	175.24

Page - 93 - of 120

Figure 38:  Comparison of Core Au with Channel Au

Figure 39 :Comparison Core Ag with Channel Ag

Page - 94 - of 120

To facilitate the comparison the following consideration were applied:

➢

Diamond Drill Core assays and channel sample assays originated from the same section of the mineralized structure.

➢

A total of 33 channel sample or 9 sampled sections were used

➢

A total of 31 core samples or 9 diamond drill sections were used.

If we assume that channel sample Assays represent  100% of metal values  and since :

➢

the sample faces were cleaned not only by washing and scrupping but by chipping a primary channel 5 cm wide. The actual sample was cut in the clean strip 2.5 cm wide and  2 cm deep.

➢

All material was collected on a tarp or plastic sheet. All of the material was transferred into a sample bag and shipped for Assaying.

Drill core recovery varied  from 20% to 80%  within the quartz breccia – fault zones. Grinding and washing of core is apparent this causes loss of particulated free gold. To improve core recovery  the following steps were implimented:

➢

Drill core size was changed from NQ to HQ.

➢

Large additional special  mud was used to stabilize the walls of drill hole.

➢

When approaching  the alteration halo of the mineralized zone drill speed and water pressure were reduced untill the zone was penetrated

Sample width is  6.9 m:

Description	Sample #	M	Au g/t	Au%	Ag g/t	Ag%
Channel	33	6.90	2.254	100%	175.24	100%
DDH core	31	6.83	0.352	16%	101.28	58%
Weighted average	64 samples	6.87	1.290	57%	133.53	76%

                   Au channel to Au in  Core:   1 : 0.16                          Ag channel  to Ag in Core :    1 : 0.58

 weighted average channel -  core Au:   1 :0. 57           weighted average channel - core Ag :   1 : 0.76

Sample width is 3.50 m:

Description	# of Samples	M	Au g/t	Au%	Ag g/t	Ag%
Channel	14	3.44	2.71	100%	215.31	100%
DDH core	14	3.50	0.638	24%	151.52	70%
Weighted average	28	3.50	1.653	61%	181.83	84%

                  Au channel to Au in Core :   1 : 0.24                            Ag channel  to Ag in  Core:   1 : 0.70

weighted  average channel -  core Au:  1 : 0.61              weighted average channel - core Ag:  1 : 0.84

The above comparison shows that the % difference between core and channel samples is large and underground channel sampling may significantly upgrade the gold – silver tenor of the mineralized zone.

The indicated difference is present in both wide (6.9 m) sample intervals, which cut the quartz veins and quartz stockwork zones; and in narrower (3.50 m) sample intervals, which cut mainly quartz veins.

Page - 95 - of 120

7-12   Gold - Silver Prices and Ratios Period Of 2000 To 2008 and the year 2008

Gold – Silver Ratio for 2000 to 2008
Average Au : Ag Ratio 1: 60
Au : Ag ratio
80
70
60
50
40
30
20
10
0
56
62
67
75
61
61
52
52
58
2000
2001
2002
2003
2004
2005
2006
2007
2008
Years
Data from Kitco.com

Figure 41:  Cumulative average of 2000 to 2008 as Au : Ag

Average Gold – Silver Ratio for 2008
Dec 2008 Average Ratio Au – Ag - 79 :1
Year 2008 Average Ratio of Au - Ag - 60 : 1
Average Ratio used to calculate Ag equivalent – 50 : 1
Au : Ag
90
80
70
60
50
40
30
20
10
0
56
52
50
52
52
52
52
57
67
77
77
79
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
Year 2008
Data from Kitco.com

Figure 42:  2008 monthly Au : Ag Ratios

Page - 96 - of 120

Average monthly Price of Silver per oz
CUMULATIVE AVERAGE for 2008 US$ 14.99 /oz Ag
Average US$ / oz Ag per month
25
20
15
10
5
0
15.96
17.57
19.51
17.50
17.05
16.97
18.03
14.69
12.37
10.44
9.86
10.28
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
Year 2008

Figure 40: Monthly Average Au   prices US$  per oz for 2008

Year 2008 Average monthly Price of Gold per oz
Average US$ / oz Au per month
1200.00
1000.00
800.00
600.00
400.00
200.00
0.00
889.60
922.30
968.43
909.70
888.66
889.90
939.77
839.93
829.93
806.62
760.86
816.09
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec
Kitco .com

Figure 41: Monthly Average Ag prices US$ per oz for 2008

Page - 97 - of 120

Gold – Silver ratio calculated from the cumulative yearly average 2000 to 2008 is 60 to 1 but the same ratios for December 2008 is 79 to 1. This increase in the ratio is caused by the decline of the average monthly silver prices from a high of US$ 19.51 per oz  in March to US $ 9.86 per oz in November. For the purpose of the calculation of the gold – silver ratio in this report, a ratio of 50 to 1 is used (See Figure 39 and 40).

17.13 Consideration to Estimated Cut off Grade:

The following table shows mining and milling costs for different Mexican Operations.

Mine	Production	Operator	Country	Cost $/t
	Ag t			Ore Milled
La Caridad sulphides	65.0	Grupo Mexico	Mexico	5.3
Cananea sulphides	55.0	Grupo Mexico	Mexico	8.1
Francisco I. Madero	45.0	Penoles	Mexico	20.1
Charcas	40.0	Grupo Mexico	Mexico	20.2
Sta Barbara	150.0	Grupo Mexico	Mexico	27.7
Fresnillo	1075.0	Penoles	Mexico	33.6
San Martin	100.0	Grupo Mexico	Mexico	34.5
Bismark	15.0	Penoles	Mexico	38.3
Sabinas	105.0	Penoles	Mexico	41.5
Tizapa	112.0	Penoles	Mexico	46.6
Naica	93.0	Penoles	Mexico	55.3
La Cienega	40.0	Penoles	Mexico	58.2
Average	Production	Cost of Mexican	Mines	$ 33.719

Source: Mine Services Mining and milling costs for 2007

PRECIOUS METAL MINES OF PENOLES IN MEXICO:  (Data from Penoles website)

 Mining Method for both mines is cut and fill.

Mine	Deposit Type	Type of Mining	Type o Mill	Con’s+ Precipitates
La Cienega	Veins	cut and fill	Flotation - Cyanide	Pb - Ag, Zn, Au, Ag
Fresnillo	Veins	cut and fill	Flotation	Pb, Zn,

PRODUCTION RATE:

Mine	Mill Capacity/year	2006	2007	Cost US$/T mining – Milling
La Cienega	510,000.00 T	673,448.00 T	718,726.00 T	$ 58.20
Fresnillo	1,300,000.00 T	2,207,282.00 T	2,312,691.00 T	$ 33.60

The Dos Hornos – Veta Tomas – Once Bocas vein systems are comparable in width. The mineralization observed is Silver – Gold with no or only traces of base metal.  A cut off grade at US$ 45/ton or 120 g/t to 150 g/t of silver for the Inferred mineral is considered reasonable.

The initial Inferred Mineral Resources were calculated during a period of sharply rising gold and silver prices. Consequently the anticipated economic cut off grade at the time was estimated to be 60 g/t silver to 70 g/t silver. Following the downward adjustment in gold and silver prices that has occurred since March 2008, the Inferred Mineral Resource data has been revised in that regard. Based on the anticipated higher cut off grade of 120 g/t to 150 g/t silver narrower mineralized vein structures at significantly higher grade have been selected and were used to calculate the revised Inferred Mineral Resources (Case 2).  See Appendix 1 – a summary of channel samples and drill Core samples of individual sample widths

Page - 98 - of 120

Revised Inferred Mineral Resources, Dec 301 2008, Average grade 10.74 oz Ag Equiv.
Cut off Grade used - US 45.00/ T Mining and Milling
Cut off grade in oz Ag equivalent
Average Ag oz equivalent minus Cut off grade
Ag equiv. oz
12.00
10.00
8.00
6.00
4.00
2.00
0.00
-2.00
11.25
-0.51
10.71
0.03
9.00
1.74
7.50
3.24
6.43
4.31
5.63
5.12
5.00
5.74
4.38
6.36
4.09
6.65
3.46
7.28
3.00
7.74
2.82
7.92
2.65
8.09
2.31
8.43
Dec. 2008
Jan 2008
March 2008
4.00
4.20
5.00
6.00
7.00
8.00
9.00
10.28
11.00
13.00
15.00
15.96
17.00
19.50
US$ per oz Silver
Cut Off Grade in oz of Silver Equivalent versus price in US$ /oz Silver

Figure 42: Ni 43 – 101 compliant Inferred Mineral Resource (Jan, 30, 2008)

NI 43-101 Compliant Inferred Mineral Resources Average grade 6.79 oz Ag Equiv.
Cut off Grade used - US 45.00/ T Mining and Milling
Cut off grade in Ag oz equivalent
Average Ag oz equivalent minus Cut off grade
Ag equiv. oz
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
-2.00
-4.00
-6.00
Dec. 2008
Jan 2008
March 2008
11.25
9.00
7.50
6.43
5.63
5.00
4.38
4.09
3.34
3.00
3.80
2.82
3.98
2.65
4.15
2.308
4.49
2.42
2.71
1.80
1.18
0.37
-0.70
-2.20
-4.45
4.00
5.00
6.00
7.00
8.00
9.00
10.28
11.00
13.00
15.00
15.96
17.00
19.5
US$ per oz Silver
Cut Off Grade in oz of Silver Equivalent versus price in US$ /oz Silver

Figure 43: Revised Inferred Mineral Resource Changes of cut off grade as oz Ag equivalent

Page - 99 - of 120

17.14 PARAMETERS USED TO CALCULATE INFERED MINERAL RESOURCES

Inferred Resource estimates are based on individual x-sections and longitudinal section using, if possible, the duplication of the down dip part of the mineralized zone. The volume between x- sections is defined as a block of mineralization. The dimension and grade, for each block, is established as follows:

1.

The down dip dimension (VD) of the mineralized zone is measured on drill section and if duplication is present, each segment is measured and referred to as Part 1 between surfaces and Fault 1, Part 2 between fault 1 and fault 2 and Part 3 from fault 2 to the 900 m level. I insufficient data is available, a vertical distance of 200 m is used or as dictated by the longitudinal.

2.

Horizontal distance (HD) is measured between diamond drill x-sections as shown on the longitudinal section.

3.

The width of the mineralized zone is based on core and channel samples available for each section. Since the average width of the old Spanish workings is from 0.80 m to a maximum of 1.50 m but channel samples in trenches, along x-cut adit 4 and in diamond drill holes may be as wide as 6.00 to 18 m.

4.

To obtain the average width for each block the average Volume as defined by the 2 sections is divided by the average Area defined by the 2 sections.

5.

To calculate the mass (tonnes) a specific gravity of 2.65 g/cm3 was used – which is the maximum for pure quartz, the main gangue mineral.

6.

To convert grams/ tonnes (g/t) to ounces/tonnes oz/t) 31.103 g/oz is used.

Then:

Distance between Sections = HD (m),

 Vertical distance down dip of vein = VD (m)

 Average Width of vein = sum of the width (m) of all samples

                                        Number of samples

Section 1:    Area (m2) = HD (m) x VD 1 (m),

2

Section 2:    Area (m2) = HD (m)/2 x VD 2 (m),

        2

Section 1:    Volume (m3) = Area 1 (m2) x Width 1 (m)

Section 2:    Volume (m3) = Area 2 (m2) x Width 2 (m)

Section 1:    Mass 1 (t) = Volume (m3) x Specific Gravity (t/m3)

Section 1:    Mass 2 (t) = Volume (m3) x Specific Gravity (t/m3)

Average Grade for each Section:

Av. Grade = Sum of all (grades (g/t) x width (m)

              Sum of width (m)

Page - 100 - of 120

Content of ounce gold and silver:

                    Mass (tonnes) x (Au g/t)/ (g/oz)
                   Mass (tonnes) x (Ag g/t)/ (g/oz)

Average Grade (g/t) for each Block:          (Total oz x 31.103 g/oz)/Total Tonnes

Silver Equivalent in oz (Ratio 50 to 1):      (Au Total oz x50 + Ag Total oz)

	HD m	VD m	Area m2	Width m	Volume m3	Tonnes (t)	Au oz/t	Ag oz/t	Au oz	Ag oz
Sect 1	HD	VD 1	HD*VD1/2	m1	Area * m1	V1*2.65	Av. Au 1	Av Ag 1	Av Au 1 * t1	Av Ag 1 * t1
Sect 2	HD	VD 2	HD*VD2/2	m2	Area* m2	V2*2.65	Av. Au 2	Av Ag 2	Av Au 2 * t2	Av Ag 2 * t2
			Total Area	Total Volume Total Area	Total Volume	Total tonnes	Au oz total Total t	Ag oz total Total t	Total Au oz	Total Ag oz

The discrepancy between Drill core assays and Channel sample assays caused by core loss is a major facture in lowering the overall grade. No corrections were applied to the gold – silver grades. For Inferred Mineral estimates it is believed to be too early to apply correction factors. It is prudent to initiate underground development and bulk sampling procedure to be used as basis for correction factor.

17.20 INFERRED MINERAL RESOURCES:

The Inferred Mineral Resource is located within the Dos Hornos – Veta Tomas and Once Bocas zone. Geological mapping has traced the Dos Hornos – Veta Tomas – Santa Gertrudis Zone for a strike length of about 3 km with an indicated width of the zone being 150 m including parallel veins. Topographic relief along strike of the Dos Hornos zone is up to 300 m vertically.

Geochemistry, conducted over a 1 km segment of the 3 km strike length, produced a strong gold – silver anomaly defining the trend of the structure. Detailed surface working of trenching, cleaning, sampling of shafts, opening and sampling of adits and sublevels, followed by diamond drilling was concentrated on the northern and central part of the Dos Hornos Structure (Dos Hornos Segment 1 and Dos Hornos Segment 2).

The underground workings are located within the footwall zone of the structure. Depending on the width of the workings, sample width varies from 0.86 m to 10.70 m.  Tractor trench1 to 4 exposes a mineralized width of 10 m to 18 m. Channel sampling of x-cut adit 4 confirmed a mineralized width of 10.70 m, including 4 m of mineralized wall rock.

Diamond drilling cut 4 individual higher- grade veins 2.5 m to 8 m wide located within quartz -stockwork   zone 12 to 24 m wide. The individual veins are bifurcating along strike causing vein 1 and vein 2 to merge for short distance and split. The altered rhyolite tuff between 2 veins shows sufficient mineralization to produce a wide zone of possibly economic gold – silver concentrations.

X-sections plotted from diamond drill logs show that the zone is cut by sub parallel faults. These faults will duplicate the mineralized section by dropping the hanging wall segment of the zone .The net effect of the duplication is to position multiple mineralized segments along the same level. These zones are referred to as Part 1, Part 2, and Part 3 increasing the down dip dimensions.

On the Dos Hornos - Veta Tomas structures 35-diamond drill holes were completed during 2006 – 2007, six diamond drill holes in 2003 – 2004.  Core recovery was 20% to 80% in the mineralized sections. To

Page - 101 - of 120

calculate the inferred Mineral Resources 17 diamond drill x-sections based on 38 diamond drill holes and all surface and underground workings, were used.

At Once Bocas 2 drill holes were completed in 2002 and an additional 6 drill holes in 2003 – 2004. To calculate the inferred mineral resources all assays from surface, adits, shaft, stopes and diamond drill sections were considered.

17.21   CASE 1:    Reported Inferred Mineral Resources Feb 16, 2006 and January 30,      2008,   NI 43 -101 compliant:

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66
Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Once Bocas (OP)	100	11,590,000.00	0.345	57.90	129,000.00	21,580,000.00
Total		17,918,179.73			374,584.00	52,211,800.00

Tonnes: 17,920,000 Au oz: 375,000 Ag oz: 52,212,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 71,000,000 oz

(Assume 100% recovery)

17.22   CASE 2:  Revised Inferred Mineral Resources from Case 1:

The NI 43-101 Compliant Inferred Mineral Resources were revised to reflect the downward adjustment in gold and silver prices that has occurred since March 2008 and the anticipated higher cut off grade of 120 g/t silver to 150 g/t silver, the NI 43-101 hence requiring the selection of sample sections with higher Grades and/or narrower widths from the existing data base used for the previous NI 43-101 compliant Inferred Mineral Resource calculations.  Care was taken to insure that continuity of the mineralized zone along strike and down dip of vein structures was preserved.

A.

 Dos Hornos Segment 1:

Dos Hornos Segment 1 has a reduced width from 7.13 m to 4.22 m but retains horizontal and vertical dimensions.

Segment 1	M	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	4.67	143,754	1.76	195.19	8,130	902,141
Block 2	4.34	268,281	1.73	163.69	14,891	1,411,907
Block 3	4.97	281,841	1.84	149.88	16,684	1,358,146
Block 4	4.73	349,801	1.40	159.87	15,756	1,797,942
Block 5	3.08	148,893	0.68	169.75	3,244	812,631
Block 6	2.00	42,466	0.65	200.00	889	273,069
All Blocks	4.22	1,235,036	1.50	165.10	59,594	6,555,836

4.22* weighted average width of Block 1 to 6

B.

Dos Hornos Segment 2:

Dos Hornos Segment 2 from 14.88 m to 4.06 m but retaining the horizontal and vertical dimensions for each individual Mineralized Block as used for the calculation of Inferred Mineral Resources, as reported, in the Ni 43-101 compliant report dated Jan 30, 2008.

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Segment 2	M	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	4.52	84,325.12	4.95	254	13,420	714,742
Block 2	3.41	125,578.20	2.911	274	11,752	1,123,613
Block 3	3.00	99,375.00	1.191	253	3,806	806,798
Block 4	3.85	218,625.00	0.735	149	5,164	1,325,682
Block 5	3.00	218,625.00	1.173	130	8,247	916,824
Total	4.06*	746,528.32	1.766	202	42,390	4,887,659

4.00* weighted average width of Block 1 to 6

C.

Veta Tomas:

At Veta Tomas no changes were made to the calculated Inferred Mineral Resources as reported in the NI 43 – 101compliant report dated Jan 30, 2008.

Veta Tomas	M	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Block 1	8.00	206,700	1.66	160.88	11,045	1,069,154
Block 2	5.71	251,750	1.33	177.13	10,738	1,433,736
Block3	5.00	251,750	0.59	157.54	4,808	1,275,124
Block 4	5.00	185,500	1.11	394.48	6,639	2,352,688
Block 5	5.00	169,600	1.99	735.60	10,846	4,011,117
Block 6	4.00	180,863	1.25	700.00	7,269	4,070,467
Total	5.09*	1,246,163	1.28	354.72	51,344	14,212,287

5.06* weighted average width of Block 1 to 6

D.

Once Bocas:

At Once Bocas, only the higher grade and continuous veins were selected. The strike length of 300 m, as used for the open pit, was retained but the down dip dimension was taken as 250 m.

Veins Once Bocas North of Creek:

Description	M	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Vein 2	2.3	457,125.00	1.537	159.58	22,589.50	2,345,368.86
Vein 3	1.9	377,625.00	0.866	178.80	10,514.20	2,170,830.79
Total	4.2	834,750.00	1.233	168.27	33,103.70	4,516,199.64

4.20* weighted average width vein 2 and 3

Veins Once Bocas South of Creek:

Description	M	Tonnes	Au g/t	Ag g/t	Au oz/t	Ag oz
Vein 1	2.57	510,787.50	4.311	509.30	70,797.19	8,363,954.40
Vein 2	2.90	576,375.00	0.78	146.88	14,446.90	2,721,858.34
Total	5.47	1,087,162.50	2.439	317.16	85,244.09	11,085,812.74

5.47* weighted average width vein 2 and 3

CASE 2 TOTAL:

Dos Hornos	M	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz	Ag equiv.
Segment 1	4.7	1,235,036.00	1.50	165	59,400	6,552,239	9,522,239
Segment 2	4.06	746,528.32	1.77	202	42,390	4,847,216	6,966,728
Veta Tomas	5.09	1,246,162.50	1.28	351	51,344	14,212,287	16,637,676
Once Bocas all Veins	2.42	1,921,162.50	1.92	253	118,348	15,602,013	21,519,402
All Veins		5,148,889.32	1.66	251	271,482	41,071,935	54,646,045

  Tonnes:    5,150,000, Au: 1.66 g/t,   Ag: 251 g/t, Au:  271,500 oz, Ag:  41,072,000 oz,

Silver equivalent at Au: Ag = 50:1,   Silver equivalent:  Ag 54,647,000 (Assume 100% recovery)

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Figure 44:  Geological Sketch Dos Hornos – Veta Tomas – Once Bocas with Inferred Mineral Resource – higher grade.

The reader should be aware that:

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

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17.30 Exploration Mineral Resource Target areas (see Figure 12):

The following is included for completeness sake. Since the location of this large 2,500 Hectare (Ha) property in the year 2000, considerable exploration and development work has taken place. This includes prospecting, geological, geochemical and topographic surveys, road building, 12,000 m diamond drilling, reopening and channel sampling of 200 year old Spanish workings and Laboratory analyses of more than 2000 samples. There are three main vein systems, nearly parallel, but converging to the south, and they are essentially identical, geologically.

The underground and open-pit targets were selected using data from NI 43--101 compliant reports (January 30, 2007, January 30, 2008) and from accumulated data from 2001 to 2008 including recent exploration work to estimate size, depth, width and grade of the "Mineralized Target Areas".

The objective here is to explore and diamond drill existing, immediately known Mineral Targets, to qualify as NI 43-101 compliant Mineral Resources. These target areas were defined by surface exploration, reopening old Spanish workings and exploratory drilling. The targets are of two distinct types

A. OPEN PIT TARGETS:

Located on the Once Bocas (See NI 43-101 compliant report Feb 12, 2006) and Cerro Chacuaco quartz stock-work zones (NI 43-101 compliant report Jan 30, 2007), these targets have measured dimensions of 100 m and 180 m wide, and a measured strike length of 450 m and 600 m respectively. Within this wide zone, three to five high-grade vein breccia zones were recognized in underground workings, surface trenches and by drilling. Diamond drilling of geologically similar areas at Dos Hornos encountered similar mineralization over a vertical range in excess of 250 m.

The combined open-pit Target  Potential of the two areas is in the order of 45 to 50 million tonnes, and the in-situ grade ranges from Gold: 0.05 g/t to 19 g/t and Silver: 3.00 g/t to 1,300 g/t (indicated mean grade for both areas Gold: 0.46 g/t, Ag: 72 g/t) or a contained gold and silver potential in the range of Gold: 0.7 to 0.8 million oz, and Silver:  100 to 115 million oz.

B. UNDERGROUND TARGETS below open pit area:

The extensions of Once Bocas - Chacuaco open-pit areas consist of the minerals segment below the conceptualized open pit limit. Within the area 5 to 6 higher grade quartz vein structures were mapped and sampled. These underground structures have been traced for 450 m at Once Bocas and for 600 m at Chacuaco. These are extensions of the high-grade core of the open-pit targets.

At Dos Hornos (3 to 5 veins and Veta  veins) and Veta Tomas 2 to 3 veins),  multiple high-grade, quartz-breccia-vein stock-work zones have been mapped from results of underground workings, surface trenches and diamond drilling (See NI 43-101 compliant report  Feb 16, 2006, January 30, 2008). The four to eight meter wide zones are located within a mineralized structure up to 25 m wide, surrounded by a quartz stock-work halo.

D.

OTHER TARGET AREAS:

Once Bocas South, Veta Santa Gertrudis, Astasis 1, Astasis 2. Mina Zapote and Pozo Antonio are other known Target areas with insufficient exploration to allow an estimate of mineral potential.

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The  area of Salamandra with chalcedonic silica capping on top of intense crystalline argillic alteration with white feldspar (adularia) or Feldspathic dikes is a classic bulk mineral Target. Isolated mercury high and anomalous gold originating from a trench at Mina Julia suggest the possibility of precious metals at depth.

The combined underground target potential (excluding zones located within the open pit targets) is in the order of 9 to 12 million tonnes with an in-situ grade ranging from Gold: 0.25 g/t to 19 g/t and Silver: 60 g/t to 1,300 g/t (indicated mean grade for all structures Au: 1.00 g/t, Ag: 150 g/t) or a contained gold and silver potential in the range of Gold:  0.30 to 0.40 million oz and Silver:  43 to 58 million oz).

These target areas - open pit and underground – together may have a potential:

Tonnes: 54 to 62 million, Au oz: 1.0 to 1.2 million, Ag oz: 143 to 173 million

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 193 to 233 million oz

Note: "The potential quantity and grade for mineral targets, is conceptual in nature. There has been insufficient exploration to define a 'Mineral Resource'. It is uncertain if further exploration will result in the delineation of a Mineral Resource".

18.00 INTERPRETATION AND CONCLUSIONS.

The Dos Hornos – Veta Tomas mineralized structure was explored for a strike length of 1300 m.  Both structures are being displaced to the SE by faulting and require additional work to test the displaced segments.  The explored 1300 m show continuity for both the structure and for grade..

Topographic conditions and orientation of the mineralized structure did not allow optimum location of the drill holes along Dos Hornos Segment 2  and Veta Tomas, hence several of the drill holes located along these segments did not intersect the total width of mineralization, or missed the mineralized zone completely  (DDH 07- 30, DDH 07 – 33). Some of the drill hole intersected fault structures or followed faults down dip (DDH 07-28, DDH 07 – 29, DDH 22 -06)

Channel sampling at surface, in underground workings or in shafts show consistently much higher gold and silver tenor then drill core samples originating from the same sections.  This may be caused by loss of particular gold in drill core (lost core).

Statistical analysis (see Appendix) show that there is no correlation between gold and silver in all samples and drill samples but good correlation between gold and silver in channel samples. Correlation between Drill core assays and channel samples is inconclusive.

The postulated Inferred Mineral Resource is a revised Inferred Mineral Resource because of drastic changes in gold and silver price and hence in cut of grade. The revision is based on narrower widths and higher grade but retaining the continuity of the zone along strike and dip.

Graphs of Au – Ag distribution of drill section and block diagrams confirm the continuity of structure and grade into areas of faulting. Assays may be lower but show continuity of mineralization and structure.

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18.10 STRUCTURES WITH INFERRED MINERAL RESOURCES:

18.11 Dos Hornos Structure:

The Dos Hornos structure consists of 2 fault segments 320 m and 420 m long respectively, which were tested by diamond drilling during 2004 and October 2006 to September 2007.  Both segments show grade and strike continuity allowing the calculation of an Inferred Mineral Resources.

Dos Hornos Segment 1 was investigated by 9 drill holes of which 3 were located during the 2003 – 2004 diamond drill program and 6 in 2006 – 07.

DDH 17 -03 at -45o and DDH 18 at -45o were located to test continuation of Dos Hornos Vein 1 below Trench 1 and Shaft 4.  Both drill holes intersected the structure from 32 to 54 m and 18 to 36m respectively.  Both drill holes had poor core recovery within the mineralized zone or hit reopened old Spanish workings.

DDH 02 – 06 intersected a 14 m section of good mineralization with a 2 m of high grade gold – silver mineralization in a stock work zone 6 m to the NE of the main zone...  Core recovery was much better than in other drill holes.

DDH 14 – 07 and DDH 07 – 35 were located as fill in holes showing continuity of the mineralized structure but lower grade – poor core recovery

DDH 09 – 06 located to test the area known to be between 2 fault blocks.  The faults were intersected before the mineralized zone was encountered.

DDH 12 – 09 was spotted NE of shaft 5 along the road with the objected to test the continuation of Dos

Hornos Segment 1 in the FW of the N70E/60SW fault.  The drill hole did intersect the zone in the FW of the fault.

In 2003, DDH 01 – 03 was located at trench 3 and drilled NE in search of the Dos Hornos Structure.  The mineralized zone was  encountered  from 188 m to 212 m  after passing through 2 major faults (N80W/75 SW and N70E 60 SW) about 150 m below surface.  The drill hole was stopped within a quartz stockwork zone because of core recovery problems.

Diamond drilling also showed that the Dos Hornos zone was cut be sub parallel faults which produced duplication of the mineralized zone by moving the FW segment up in respect to the HW wall.  The segments vary in length from 60 to 100 m depending on the apparent dip at which the drill hole intersects the fault.  The effect of these faults is to produce an apparently wide zone of quartz veining – quartz stockwork along the same level.

Graphs showing the distribution of gold – silver value in the drill intercept show multiple high gold – silver zones representing multiple quartz vein structures.

The wide mineralized zone (8 m to 15 m wide) is a composite zone, consisting of 4 individual, bifurcating veins with intervening quartz stockwork.  These veins have a combined higher grade width of 7.13 m.

A comparison of gold – silver content between drill core and channel samples showed that channel sample assays are always higher than drill core samples.  The brecciated, sheared, and broken nature of the mineralized zone causes loss of sulfides by washing of core.

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Channel sampling of x-cuts and sublevels showed the same brecciated, broken nature of the walls but no fine material was lost during sampling.

Vein 1 and 2 have a tendency to merge, forming section up to 6 m wide of good grade mineralization or they split into separate vein structures 2 to 4 m wide.  The intervening quartz stockwork zone usually carries sufficient values to produce a wide lower grade section.  The grade of these wider sections will have to be ascertained by underground x-cutting and channel sampling.

Dos Hornos Segment 2 is a fault segment of Dos Hornos located in the HW of a N70E/60W fault. It was investigated by 12 drill holes in 2006 – 2007 and 3 drill holes in 2003.  In this segment the trace of the Dos Hornos structure follows a creek (fault?) with steep banks.

Topographic relief from Trench 3 at 1150 m elevation to DDH 07 – 26 at 1345 m elevation is 195 m.  Holes are located along the NE site of the structure and drilled at -45 to – 60 degree to the SW, down dip of the structures.  Brecciation, gouge, faulting and intense oxidation affected the mineralized zone giving poor core recovery.

Drilling proves continuity of the structure. In DDH 07 – 28, 30 quartz breccia and gouge was intersected in a fault. DDH 07 – 28 was drilled within a fault down dip but shows quartz breccia. Underground exploration is required to check on grade.

Dos Hornos Segment 3 is displaced to about 230 m SE and is covered by devitrified rhyolite flows.  To locate Dos Hornos Segment 3 diamond drilling from drill site DDH 07 – 24 at a bearing of N50E is recommended.  Surface mapping suggest the presence of unknown faults in the area.

18.12 Veta Tomas:

Veta Tomas is a N35W trending quartz vein – stockwork zone about 240 m west of the Dos Hornos zone. The structure was first encountered in several isolated outcrops and old shafts over a strike length of 1000 m from the basalt cover in the north to Creston Dos Hornos, Shaft 11.

Structural analysis showed that shaft 6 and shaft 7 and shaft 11 are possibly located on Veta Tomas. In DDH 02 – 03 located at Trench 3 a vein structure intersected from 82 m to 95 m is correlated with Veta Tomas.  It is a faulted vein section moved against Dos Hornos

The faulting which displaces and cuts  Dos Hornos  into several segments affected also Veta Tomas and displaced the zone about 230 m NE nearly on strike of Dos Hornos Segment 2.  Veta Tomas lies within the HW of a N80W/60 SW fault structure and outcrops in shaft 12.

Veta Tomas has been explored by 5 diamond drill holes in 2006 – 2007 and 1 drill hole in 2003.  Shaft 11, Shaft 12, Mina San Miguel, and Mina Santa Gertrudis are located on this structure.  The mineralized zone has an average width of 5.10 m.  It is variable in grade and shows good continuity.

Free gold was observed in DDH 20 - 06, DDH 22 -06 and DDH 07 – 24.  Wide zones of low grade gold (0.250 g/t to 1.00 g/t) were intersected by diamond drilling.  Shaft 12, 4 m deep was sampled and gave gold assays up to 8 g/t with 50 g/t silver. The highest silver grades were encountered in Mina Santa Gertrudis and in DDH 07 – 23.

               Sample #    from         To       m      Au g/t     Ag g/t

DDH 07 - 23:                   295759     80.60       82.60   2.00    4.350   1388.45

Mina Santa Gertrudis:    343106                                 4.00    1.540     700.00

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At Mina Santa Gertrudis, an erosional window cut into the HW of a N80 W/60SW fault, exposes Veta Tomas located

18.13 Once Bocas:

The Once Bocas Structure is a near parallel structure, which has the same geological characteristics, multiple high grade veins within a halo of quartz stockwork. The main difference is the 100 m width of the stockwork zone and hence open pit potential. For the purpose of the revised evaluation only underground potential is considered.

18.20 Mineral Resource Targets:

Exploration concentrated on Cerro Chacuaco, Area Cafetal, Once Bocas South, Pozo Astasis 1 and 2 has defined these areas as mineral targets with a good potential to be upgraded to a Mineral Resource.

The NW area of silica caps has insufficient work but has the classic signs of a potential disseminate gold – silver target. Other potential Mineral Resource targets are Pozo Antonio, Mina Zapote, Veta Lupe and Chacuaco West.

18.30 Conclusion:

Compilation of the results of the 2006 – 2007 diamond drill program and exploration results established that:

1.

The Dos Hornos structure is cut by 3 known parallel fault systems trending N80W/75 SW and N70E/60 SW.  The segment north of Arroyo Guadalupana was not explored.

2.

The segment south of Creston Dos Hornos is displaced by about 230 m to the SE is and covered by rhyolite flows.

3.

The center section of the Dos Hornos structure, consisting of Dos Hornos Segment 1 and Dos Hornos Segment 2, was explored by 28 diamond drill holes, shafts, trenches and adits.

4.

A comparison of drill core assays with channel sample assays from trenches and adits shows that core assays can be up to 50% lower.  This can be caused by washing of core or poor core recovery in fault and breccia zones.

5.

Diamond drilling and channel sampling of tractor trenches and underground workings showed, that the Dos Hornos structure consists of 4 bifurcating, parallel quartz veins trending N to N52W/ 85SW to 85 NE.  The mineralized width, depending on cut off grade is 10 to 20 m.

6.

Within this wide mineralized zone 4 higher grade quartz veins having an envelope of quartz stockwork were recognized.

7.

 For the purpose of this evaluation only the main high grade section over narrower widths are consider given high grades over narrower widths and  hence lowering the Inferred Mineral Resource.

8.

Numerous higher grade drill intercepts outside of the main structure were ignored albeit they are of economic grade. X-cutting and underground drilling ought to define the true economic width of the structure.

9.

Veta Tomas has an average width of 5.00 m with multiple veins.

10.

Diamond drilling defined the Dos Hornos Segment 1, Segment 2, and Veta Tomas structure along a combined explored strike length of 1,300 m with continuity at depth and grade to all justify calculation of an Inferred Mineral Resource.

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The Total Revised Inferred Mineral Resources are:

Dos Hornos	M	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz	Ag equiv.
Segment 1	4.7	1,235,036.00	1.50	165	59,400	6,552,239	9,522,239
Segment 2	4.06	746,528.32	1.77	202	42,390	4,847,216	6,966,728
Veta Tomas	5.09	1,246,162.50	1.28	351	51,344	14,212,287	16,637,676
Once Bocas all Veins	2.42	1,921,162.50	1.92	253	118,348	15,602,013	21,519,402
All Veins		5,148,889.32	1.66	251	271,482	41,071,935	54,646,045

  Tonnes:  5,150,000, Au: 1.66 g/t,   Ag: 251 g/t, Au:  271,500 oz, Ag:  41,072,000 oz,

                   Silver equivalent at Au: Ag = 50:1 - Silver equivalent:  Ag 54,647,000 oz

(Assume 100% recovery)

"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

 Target areas defined by exploration work may have all together an underground and open pit mineral potential in addition to the Inferred Mineral Resource of:

Tonnes: 54 to 62 million, Au oz: 1.0 to 1.2 million, Ag oz: 143 to 173 million

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 193 to 233 million oz

Note: "The potential quantity and grade for mineral targets, is conceptual in nature. There has been insufficient exploration to define a 'Mineral Resource'. It is uncertain if further exploration will result in the delineation of a Mineral Resource".

The results to date have shown that the Dos Hornos, Veta Tomas, Once Bocas, Chacuaco and other Targeted structures are part of a large epithermal Low Sulphidation Hydrothermal system located with proven silver – gold mineralization. Both zones consist of multiple parallel veins warranting additional exploration to convert Inferred Mineral Resources to Indicated Mineral Resources.

Cost estimates received for underground development and diamond drilling

1.

Exploration underground  development consisting of drifting, x-cutting (2.5 m x2.5m), raises and shafts 1.8 m x 1.8 m cross section MN $2,830.11  (U$ 283.11) per m advance

2.

Actual overall cost of HQ diamond drilling for the 2006 – 2007 campaign amounted to US$ 165.00 per m overall.

Considering the steep relief, difficult access and poor core recovery (10% to 80%) from diamond drilling the costs for underground development looks very attractive.  Drifting and x-cutting will give reliable information in space and in respect to grade, width and rock stability of the mineralized zone. Sample size available allows bulk sampling for metallurgical testing.

The old miner’s axiom:  “You drill for structure, but drive for grade” is very much applicable to the Nuevo Milenio epithermal gold – silver structures.

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19.00 RECOMMENDATIONS:

Phase I of the follow up exploration program should focus on the areas at Dos Hornos and Veta Tomas.  Continuation of opening and sampling old workings located during 2006 – 2007.

1.

Completion of topographic survey initiated in Nov 2007 and to extent to cover the Once Bocas and Cerro Chacuaco zones.

2.

Initiating underground development for channel and bulk sampling to ascertain the true gold – silver grade.  Initial costs  for incline, x-cutting and drifting are being quoted as US 285.00 per m for a 2.5m x 2.5m opening US$ 208.00 per m for raises and shafts  with a 1.80 x 1.80 m x-section.  A new quote for underground development work should be obtained.

3.

Expansion of geological and geochemical work to cover the SE extension of Dos Hornos, Veta Tomas and evaluation of Veta Gertrudis to establish economic merits.

4.

Orientation geophysical surveys, as recommended by a qualified geophysicist, to establish if their effectiveness in outlining buried mineralized structures or areas of bulk tonnage is warranted.

5.

On completion of the work programs, underground diamond drilling is recommended for both Dos Hornos and Veta Tomas.

6.

Surface diamond drilling for Once Bocas and the identified Mineral Resource Target

Phase II Diamond drilling is recommended, independent of the results of Phase I.  Fill in Drilling at closer intervals should be done along the strike of the prospective mineralized zones at Dos Hornos North, Once Bocas, and Cerro Chacuaco.

20.00 COST ESTIMATE in US dollars

PHASE I	US $
Road repair, trenches, construction of Powder magazines etc.	$25,000.00
Underground Development Dos Hornos and Veta Tomas, contractor allow	$500,000.00
US 500.00/ m 2.5 m x 2.5 m opening all included, allow for 1,000 m
Supervision, mapping and sampling of underground allow	$35,000.00
Metallurgical tests, petrography	$15,000.00
Labour opening old workings, sampling, Social Security etc allow	$25,000.00
Assaying channel samples Au, Ag, allow for 1,000 samples	$15,000.00
Field Supply allow	$15,000.00
Extension of Topographic Survey allow	$10,000.00
Equipment maintenance, trucks, generator, pumps	$15,000.00
Core shack rental,	$5,000.00
Transportation, Hotels, travel expenses etc	$15,000.00
Supervision Data compilation, reporting, Consultants allow	$45,000.00
Administration, accounting, Lawyers etc. miscellaneous	$60,000.00
Sub – Total	$740,000.00
Contingencies @ 20%	$148,000.00
Value added Tax 15%	$133,200.00
TOTAL PHASE I	$1,021,200.00

Page - 111 - of 120

PHASE II	US$
HQ Drilling, allow for 8,000 metres @ 165.00 / meter overall	$1,320,000.00
Access roads, drill setups, trenching	$15,000.00
Geophysical surveys, allow	$35,000.00
Assaying of Drill core, allow for 3,000 samples, US$22.00/sample	$66,000.00
Camp, core splitting, storage, supplies , plus labour, logging of core	$50,000.00
Equipment trucks, maintenance etc.	$25,000.00
Data compilation, computer modeling, office	$25,000.00
Reporting, travel, overheads	$35,000.00
Supervision	$50,000.00
Administration, accounting, miscellaneous	$40,000.00
Sub – Total	$1,661,000.00
Contingencies @ 20%	$332,200.00
Value Added Tax 15%	$298,980.00
Total Phase II	$2,292,180.00

Total Phase I and Phase II	$3,313,380.00

Respectfully submitted

Signed & Sealed

     “F. Holcapek”

----------------------------

Ferdinand Holcapek, P. Eng.

License #: 8962    Qualified Person

CREAM MINERALS LTD

December 24th, 2008 Durango, Dgo, Mexico

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CREAM MINERALS DE MEXICO S.A. DE C.V.

Ferdinand Holcapek, P. Eng., Geology

Circuito Las Brisas 439 Fracc. Los Remedios

C.P. 3410 Durango, Dgo, Mexico

52(618) 812-57-66

HolcMex@aol.com

CERTIFICATE OF AUTHOR

I, Ferdinand Holcapek, P. Eng., Geology, do hereby certify that:

1.

I am currently employed as Director General and Exploration Geologist in Charge of Exploration with Cream Minerals De Mexico S.A. De C.V.

2.

I graduated with a BSc in Geology, (Minor in Geophysics) in 1969 from the University of British Columbia and passed the Examination of the Association of Professional Engineers of British Columbia in 1973.

3.

I am registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1973, license # 104730 as a P. Eng., Geology, and I am a Member,  in good  standing, of The Canadian Institute of Mining, Metallurgy and Petroleum.

4.

I have worked in Mining Exploration for 49 years and as an Exploration Geologist for 39 years. Since 1975, I have been engaged in the evaluation and exploration of Epithermal Gold Deposits in the USA, Mexico, and Central America.

5.

I have read National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for purpose of NI 43-101.

6.

This report is based on fieldwork conducted during 2000 to 2008 and the diamond drill programs conducted in 2002, 2003 - 2004 and from October 2006 to September 2007 directed by Ing. German Francisco R. (2003 - 2007) under the supervision of the writer (2000 – 2007)

7.

I am solely responsible for the preparation of this Technical Report titled, “Revised Evaluation Report, Dos Hornos and Veta Tomas Gold - Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 210 21’ 35”North, Longitude; 104º 46’53” West”, dated December 24, 2008 (the “Technical Report”).

Page - 113 - of 120

8.

I have last visited the property that is subject of this Technical Report in November 2008.

9.

As of the date of the certificate to the best of my knowledge and belief the Technical Report contains all scientific information that is required to be disclosed, to make the Technical Report not misleading.

10.

I am a Director and a shareholder of Cream Minerals Ltd. I am Director General of Cream Minerals De Mexico S.A. De C.V. and as such directly responsible for the execution of the fieldwork and interpretation of the results, and in accordance with the application of Section 1.4 of National Instrument 43 - 101 not an independent qualified person.

11.

I have read National Instrument 43-101 and Form 43 – 101 F1 and this Technical Report has been prepared in compliance with that Instrument and Form.

Dated this 24th day of December 2009

“F. Holcapek”

----------------------------------------

Ferdinand Holcapek, P.Eng.

License # 104730

Page - 114 - of 120

BIBLIOGRAPHY:

Boyle R.W. - Geological Survey Bulletin 280, the Geochemistry of Gold and its Deposits

Camprubi, A., Ferrari, L., Cosca, M.A., Cardellach, E., and Canals, A., (2003); Ages of Epithermal Deposits in Mexico: Regional Significance and Links with the Evolution of tertiary Volcanism; Economic Geology, Volume 98, pages 1029 – 1937.

Carstensen, A., (2001); Nuevo Milenio Property Visit, Draft Summary Report, prepared for Cream minerals De Mexico SA de CV, 7 pages.

Consejo De Recursos Minerales, (1994); Monografia Geologico Del Estado De Nayarit: Publication M – 12e, Secretaria De Energia, Minas E Industria Paraestatal, Subsecretaria De Minas E Industria Basica, Mexico.

Wolfgang E. Elston- Economic Geology 89th 1994, p. 1662 – 1686. Siliceous Volcanic centers as Guide to Mineral Exploration: Review and Summary.

Drummond, A. D., (2001); Summary Report, Lote Nuevo Milenio, Near Tepic, State of Nayarit, Mexico, for Cream Minerals Ltd., 9 pages.

Drummond, A.D. Ph.D., P.Eng (2000 to 2005). – Miscellaneous discussions, and notes.

Ferrari, l., Rosas-Elguera, J. (1999) Late Miocene to Quaternary extension at the northern boundary of the Jalisco block, western Mexico: The Tepic-Zacoalco rift revised.

Francisco Xavier Gonzales Escobedo (Dec. 26, 2007 Cotizacion de trabajos mineros, a desarollar en la Unidad de Tepic, Nayarit , Compania Cream Minerals De Mexico S.A. De C.V.

German  Francisco R ( Nov. 2004 to  Dec. 2008) geological maps, drill sections, drill logs, Progress reports. prepared for Cream Minerals De Mexico S.A. De C.V.

Holcapek P.Eng. (January 30, 2007) NI 43 – 101 compliant “Geological Report on the Cerro Chacuaco – Arroyo Chacuaco silicified – Quartz Stockwork Zone Nuevo Milenio Project Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V.

Holcapek, P.Eng., (Feb. 16, 2006) NI 43 – 101 compliant, “Geological Report on the Dos Hornos And Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality Of Xalisco  Tepic Area, Nayarit State, Mexico Latitude: 21021’ 35” North,  Longitude: 104046’ 53” West prepared for Cream Minerals De Mexico S.A. De C.V.

Holcapek, F.,  Francisco G. R., (2004 to 2005); Cream Minerals De Mexico, S. A. de C. V., Lote Nuevo Milenio, Nayarit, Mexico, Internal discussion papers, maps, progress reports

Holcapek, F., (2003); Cream Minerals De Mexico, S. A. de C. V., Lote Nuevo Milenio, Nayarit, Mexico, Geology, Observations, Discussions, Mineral Targets, 46 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2002); Geology Update, Cream Minerals de Mexico S. A. de C. V., Lote Nuevo Milenio, Nayarit.

Page - 115 - of 120

Mexico, Observations, Discussions, Interpretation, Part I, 23 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2002); Cream Minerals de Mexico S. A. de C. V., Lote Nuevo Milenio, Nayarit. Mexico, Paleo Erosional Surfaces, Supergene Kaolinization – Oxidation – Leaching, 15 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2001); Discussion, Silver – Gold Veins and Associated Bulk Tonnage Potential from Stockwork Zones and Zones of Dissemination, Application to Nuevo Milenio Project, 10 pages; internal report for Cream Minerals Ltd.

Holcapek, P.Eng. (2000 to 2002) Ing. Alberto Ruiz - Cream Minerals De Mexico Shade C.V., in     House Progress Reports.

Karig, D.E., Cardwell, R.K., Moore, G.F., Moore, D.F. – Late Cenozoic Subduction and Continental Margin Truncation along the Northern Middle America Trench.

Fernando Ortega, Kenneth Clark, John-Mark Staude – MDR Short Course #16 Metallogeny of Mexico, 18 – 19 April 1994

D.E. Karig, R.K. Cardwell, G.F. Moore, D.G. Moore – Late Cenozoic Subduction and Continental Margin Truncation along the Northern Middle America Trench.

Fernando Ortega, Kenneth Clark, John-Mark Staude – MDR Short Course #16 Metallogeny of Mexico, 18 – 19 April 1994

Luca Ferrari, José Rosas-Elguera (19990   Geological Society of America, Special Paper 334:  Late  Miocene to Quaternary extension at the northern boundary of the Jalisco block, western Mexico: The Tepic-Zacoalco rift revised.

Mark V. Sanders and Mark T. Einaudi - Geology 85th, 1990, p. 285 – 311, Epithermal Deposition of Gold during Transition from Propylitic to Potassic Alteration at Round Mountain, Nevada.

Izawa, E. and Urashima, Y., (1983); Quaternary Gold Mineralization and its Geologic Environments in Kyushu, Japan; in The Geology of Gold Deposits, the Perspective in 1988, Economic Geology, Monograph 6, pages 233 – 241.

Kennedy, B. and Stix, J., (2003); Styles and Mechanisms of Caldera Collapse, in Geosciences Canada, Volume 30, Number 2, pages 59 – 72.

Meixner, H.M., NI 43 – 101 compliant Geological Report on the Nuevo Milenio Gold Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35”North, Longitude: 104o46’53”West, prepared for Cream Minerals LTD. (NI 43-101)

Nelson, S. A. and Sanchez – Rubio, G., (1986); Trans Mexican Volcanic Belt Field Guide, Volcanology Division, Geological Association of Canada, 108 pages.

Panteleyev, A., (1992); A Canadian Cordilleran Model for Epithermal Gold – Silver Deposits; in Ore Deposit Models, Roberts, R.G. and Sheahan, P.A., Editors, Geosciences Canada, reprint Series 3, pages 31 –44.

Ruiz Marquez A., and Holcapek, F., (2001); Report on the Property Investigation Lote Nuevo Milenio for Cream Minerals de Mexico S. A. de C. V., Geochemistry, 9 pages.

Sillitoe, R.H. (1993) - Mineral deposits modeling Geological Association of Canada, Special Paper 40, p. 403 – 417. Epithermal Models: Genetic types, Geometric Controls and Shallow Features.

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White, Donald E. - Economic Geology 75th Anniversary Volume, p. 392 – 423. Active Geothermal Systems and Hydrothermal Ore Deposits.

Appendix I

Summary of Samples Narrower width, Higher Grade

Only samples in red used to calculate average

1.

Channel  Samples

Dos Hornos Segment 1 and 2:

Trench 1	m	Au g/t	Ag g/t
660959	2.00	0.026	41.00
660960	2.00	0.069	32.00
660961	2.00	4.452	422.90
660962	2.00	1.32	146.00
660963	2.00	0.228	14.00
660954	2.00	0.444	34.00
Adit 2, Shaft 2	m	Au g/t	Ag g/t
182171	1.90	0.61	55.00
182172	1.20	1.32	96.00
182174	1.70	2.08	122.00
Trench 2
659790	2.00	0.050	3.00
659791	2.00	0.139	4.40
659792	2.00	0.107	3.30
659793	2.00	7.534	73.00
659794	2.00	0.856	41.10
659795	2.00	1.406	38.80
659796	2.00	0.487	6.80
659797	2.00	0.376	3.00
659798	2.00	0.275	16.60
659799	2.00	1.820	29.88
Trench 3
660973	2.00	7.603	265.90
660974	2.00	10.274	466.90
660975	2.00	1.712	217.00
Shaft 10, Trench 4
199494	1.40	1.240	310.00
659504-06	4.75	1.822	79.42
Adit 1
182177	1.10	2.990	424.00
182178	1.20	1.220	163.00
182179	1.25	4.110	562.00
182180	1.45	1.740	177.00
X-cut Adit 4
182194	2.00	5.840	306.00
182195	1.20	0.120	191.00
182196	1.50	1.630	39.00
182197	2.00	5.410	68.00
182198	1.80	1.190	462.00
182199	2.20	1.200	205.00

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182200	1.70	1.550	222.00
182201	1.80	0.880	192.00
182202	1.80	1.500	106.00
182203	1.70	1.570	308.00
182204	1.50	0.340	82.00

Sample #	m	Au g/t	Ag g/t
182205	2.20	0.830	155.00
182206	1.60	2.790	262.00
182207	1.42	1.420	227.00
182208	1.40	0.180	61.60
182183	2.00	1.400	133.00
659604	0.90	0.620	83.00
659605	0.85	0.891	43.00
659608	3.00	2.4680	83.00
659621	grab	0.3400	61.00
659622	grab	1.2750	70.00
Shaft 5
660675	1.00	1.967	76.00
660676	0.80	3.304	210.60
660677	2.00	2.483	67.00
Shaft 5 - Level 1
18261	1.31	7.770	13.00
18262	1.10	3.080	54.00
18263	1.25	1.400	132.00
18264	1.10	1.810	268.00
18265	1.80	2.420	191.00
Shaft 5, Level 2
182145	1.10	4.190	200.00
182146	1.30	5.470	257.00
182147	1.10	0.200	35.00
182148	1.05	2.100	102.00
182149	1.00	2.800	133.00
182150	1.40	1.480	114.00
182151	1.20	1.010	135.00
182152	1.15	0.820	47.00
182153	1.70	1.790	133.00
182154	1.05	0.250	26.00
Shaft 5, Level 3
182155	1.20	7.670	205.00
182156	1.20	1.530	59.00
182157	1.15	5.850	168.00
182158	1.25	4.460	138.00
182159	1.15	4.050	289.00
182160	1.20	3.190	148.00

	M	Au g/t	Ag g/t	Au: Ag	Ag eq oz
Average all Samples Segment 1 and Seg. 2:	2.41	3.00	228.20	1 to 77	12.16

Veta Tomas Channel

Veta Tomas	m	Au g/t	Ag g/t
Creston Dos Hornos	1.20	2.506	91.00
295694	1.00	0.342	9.40
295695	1.60	7.337	40.40
295696	1.40	4.937	7.70
295697	1.50	8.777	32.00
Mina Santa Gertrudis
343106	4.0	1.540	700.00

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VETA TOMAS	m	Au g/t	Ag g/t	Au: Ag	Ag eq oz
Average all channel samples	1.94	4.225	312.64	1 to 74	16.84

Channel Samples Once Bocas

Sample #	m	Au g/t	Ag g/t
659904	2.00	0.516	110.00
659900	1.40	0.968	187.00
659901	2.30	0.408	53.00
659902	1.00	1.854	301.40
659896	1.40	0.813	100.00
inclined Shaft 1
182227	1.39	0.870	97.00
659619	2.00	0.750	225.50
659620	2.00	0.235	150.00
MINA ONCE BOCAS 1
659635	0.85	0.632	151.00
659636	1.10	0.374	94.00
659644	2.00	0.197	120.00
659661	1.90	0.905	187.00
Adit 2)
659874	2.20	0.788	129.00
NE trend
659675	1.00	0.498	126.00
659677	1.00	0.617	96.00
Once Bocas Adit 3
182229	2.00	1.440	141.00
182230	2.00	0.460	124.00
Stopes North of Creek
182214	1.25	3.500	404.00
182215	1.20	0.380	61.00
182217	1.55	0.720	127.00
182218	1.40	0.510	118.00
182219	0.85	1.280	272.00
182220	0.70	0.480	91.00
182221	1.95	0.080	240.00
182223	1.50	2.900	533.00
182224	2.50	0.290	64.00
182226	1.30	0.810	104.00
182227	1.80	0.870	97.00
Puntos 16 - 18
659834	2.45	0.919	174.00
659869	1.00	0.890	159.00
Shaft 7
659963	1.50	7.808	50.00
Zanja #3 Once Bocas
659856	1.20	0.280	101.00
659862	2.20	2.305	744.20
659864	1.00	0.617	102.00
659865	1.00	0.855	166.00
659869	1.00	0.890	159.00
	2.640	1.108	183.19

ONCE BOCAS
	m	Au g/t	Ag g/t	Au: Ag	Ag eq oz
295693 - 97	2.64	1.108	183.18	1 to 165	7.67

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2.

Drill Core Samples

Dos Hornos Segment 1:

Drill hole #	Sample #	From	To	m	Au g/t	Ag g/t
DDH 17 -03	199901	38.00	40.00	2.00	1.046	191.50
DDH 01 - 06	199591	105.00	107.00	2.00	0.484	188.00
DDH 14 -06	295509	126.00	128.00	2.00	0.530	220.40
	295510	128.00	130.00	2.00	1.277	59.00
	295511	130.00	132.00	2.00	0.350	169.00
DDH 02 -06	296137	108.50	110.50	2.00	1.050	180.00
	296140	114.50	116.50	2.00	0.914	315.80
	296141	116.50	118.50	2.00	0.138	190.00
	296142	118.50	120.50	2.00	0.245	110.00
	296148	130.50	132.50	2.00	19.300	130.00
DDH 07 - 34	E687651	188.30	190.30	2.00	0.138	152.00
DDH 12 -06	296478	109.60	111.60	2.00	1.012	167.00
	296479	111.60	113.60	2.00	0.365	147.00
DDH 01 -03	B104139	196.00	198.00	2.00	0.651	200.00

Dos Hornos Segment 2:

Drill Hole #	Sample #	From	To	m	Au g/t	Ag g/t
DDH 10-06	296399	18.50	20.50	2.00	0.940	248.10
	296400	20.50	22.50	2.00	1.610	185.00
DDH 11 -06	296431	11.30	13.30	2.00	2.210	143.00
	296432	13.30	15.30	2.00	1.750	279.50
	296435	19.30	21.30	2.00	0.630	152.00
	296447	43.70	45.70	2.00	0.320	153.00
	296455	59.20	61.20	2.00	10.420	29.30
DDH 07 -32	687601	86.00	88.00	2.00	1.856	58.00
	687608	99.80	101.80	2.00	1.982	515.80
DDH 15 - 06	295529	87.00	89.00	2.00	0.720	98.00
	295530	89.00	91.00	2.00	0.934	221.50
DDH 07 - 31	687588	166.00	168.00	2.00	0.469	138.00
DDH 16 -06	295561	73.50	75.50	2.00	0.800	206.30
DDH 07 - 26	295869	137.50	139.50	2.00	1.741	70.00
	295881	161.50	163.50	2.00	0.980	115.00

Veta Tomas

Drill Hole #	Sample #	From	To	m	Au g/t	Ag g/t
DDH 20 -06	295678	152.80	154.80	2.00	3.703	334.50
	295679	154.80	156.80	2.00	1.338	188.00
DDH 18 - 06	295611	91.20	93.20	2.00	2.345	227.40
	295612	93.20	95.20	2.00	1.220	179.00
DDH 19 -03	182581	38.00	40.00	2.00	0.323	127.00
	182582	40.00	42.00	2.00	0.670	182.00
DDH 07 - 24	295792	104.00	106.00	2.00	0.090	145.00
	295796	112.00	114.00	2.00	0.210	154.00
	295800	120.00	122.00	2.00	0.390	131.00
DDH 07 - 23	295758	78.6	80.6	2.00	0.525	154.00
	295759	80.6	82.6	2.00	4.350	1388.40

DDH Samples	# of Samples	# of Sections	Intersect m	True m	Au g/t	Ag g/t	Ag eq. Oz	Au :Ag
Dos Hornos Segment 1	28	9	3.11	2.42	1.964	172.84	8.71	88.00

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Dos Hornos Segment 2	30	9	3.33	2.59	1.824	174.17	8.53	95.49
Veta Tomas	22	8	2.75	2.14	1.379	291.85	11.6	211.64
Total DDH core	80	26	3.08	2.39	1.738	208.92	9.51	120.21

Statistical  Analysis by C. L.  Holcapek,  BSc.:

Statistical Parameter:

Samples	Mean	StDev	Variance	Sum	Min	Max	Range	n
All Au	1.92	2.52	6.373	304.064	0.026	19.3	19.274	158
All Ag	164.20	158.61	25318.051	25944.30	3.00	1388.40	1385.4	158
Ch Au	1.98	2.19	4.833	234.03	0.03	10.27	10.248	118
Ch Ag	150.02	135.74	18581.687	17701.80	3.00	744.20	741.2	118
DDH Au	1.75	3.29	11.116	70.03	0.09	19.30	19.21	40
DDH Ag	206.06	206.58	43770.138	8242.50	29.30	1388.40	1359.1	40

Samples	Correlation Pearson	Significant at p<0.05?	df	p<0.05 critical value (two-tailed)	closest df with critical value	actual p
All Au	0.147
All Ag		no	156	0.159	(150)	between 0.10 and 0.05
Ch Au	0.223
Ch Ag		yes	116	0.182	(115)	between 0.02 and 0.01
DDH Au	0.066
DDH Ag		no	38	0.312		>0.50 (0.5 critical value is 0.110)